Form 10-K405, Exhibit 13
period 1996-12-31
FIDELITY FINANCIAL OF OHIO INC
filed 1997-03-28
CIK 1003468

[FIDELITY FINANCIAL OF OHIO, INC. LOGO]

                                        FIDELITY
                                        FINANCIAL
                                        OF OHIO, INC.


                                                              ANNUAL REPORT 1996



                                    CONTENTS
LETTER TO STOCKHOLDERS .......................................  1

BUSINESS OF THE COMPANY ......................................  2

MARKET PRICE OF STOCK AND RELATED
    INFORMATION ..............................................  3

SELECTED CONSOLIDATED FINANCIAL AND OTHER
    DATA .....................................................  4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
    FINANCIAL CONDITION AND RESULTS OF
    OPERATIONS ...............................................  6

INDEPENDENT AUDITORS' REPORT ................................. 15

CONSOLIDATED STATEMENTS OF FINANCIAL
    CONDITION ................................................ 16

CONSOLIDATED STATEMENTS OF
    EARNINGS ................................................. 17

CONSOLIDATED STATEMENTS OF
    STOCKHOLDERS' EQUITY ..................................... 18

CONSOLIDATED STATEMENTS OF CASH
    FLOWS .................................................... 19

NOTES TO CONSOLIDATED FINANCIAL
    STATEMENTS ............................................... 21

DIRECTORS AND EXECUTIVE OFFICERS ............................. 36

LOCATIONS .................................................... 36

CORPORATE INFORMATION ........................................ 37

ANNUAL MEETING ............................................... 37

--------------------------------------------------------------------------------
                               TO OUR STOCKHOLDERS
--------------------------------------------------------------------------------

Dear Stockholders,

     The year ended December 31, 1996 represented a period of unprecedented growth for Fidelity Financial of Ohio, Inc. Pursuant to a long range strategic plan formulated in late 1995, two significant events became the cornerstone in Fidelity's implementation:

     - In March 1996, Fidelity completed a "second step" stock offering with the conversion from a mutual holding company form of ownership to a full stock company. This process generated approximately $20.4 million in additional capital thus allowing for future expansion and flexibility in the financial market.

     - In October 1996, Fidelity finalized the acquisition of People's Savings Association of Sharonville and its holding company, Circle Financial Corporation, to create one of the premier thrift franchises in Southwest Ohio.

     As a result of these events, during 1996, total assets grew from $231.1 million to $499.9 million, an increase of 116.3%. The deposit base also expanded, from $180.7 million to $408.1 million, with Fidelity now offering full banking services at ten locations as compared to three previously. This gives Fidelity a dramatic increase in Hamilton and Butler counties.

     Despite the tremendous growth of Fidelity, we still possess a healthy tangible capital ratio of 11.9%. This level will permit further expansion of the company well into the future when opportunities may present themselves.

     From an industry standpoint, 1996 was a historic year. The SAIF insurance fund was recapitalized and thrifts were put on a more level playing field with bank competitors. In addition, a major tax issue dating back to 1953, relating to the bad debt deduction, was resolved. Both items will benefit stockholders in the long run.

     I would like to commend the efforts of all the directors, officers and employees who worked extremely long hours to effect the stock offering and the merger of two excellent companies. After all, it is the people who make this institution function and maintain its profitability. It is in that context that I would like to acknowledge three individuals who passed away last year. Lloyd Kuster, Fidelity's senior loan officer who recently retired after almost a quarter century of originating millions of dollars in local loans; Leo Krapp, a retired director of ten years; and Betty Duffy of our Groesbeck office who always had a wonderful smile for our customers. They have all left their mark on Fidelity.

     As you read the remainder of the annual report, know that the entire staff remains committed to the enhancement of stockholder value into the future. We firmly believe that Fidelity can continue as "Your Community Bank" serving the people of Southwest Ohio well into the next millennium.

Sincerely,

/s/ John R. Reusing

John R. Reusing
President & Chief Executive Officer
Fidelity Financial of Ohio Inc.

                             BUSINESS OF THE COMPANY

     Fidelity Financial of Ohio, Inc. (the "Corporation") is an Ohio corporation which is the holding company for Fidelity Federal Savings Bank (the "Savings Bank"). The Corporation was organized by the Savings Bank for the purpose of acquiring all of the capital stock of the Savings Bank in connection with the conversion of Fidelity Federal Mutual Holding Company, the former federally chartered, mutual holding company parent of the Savings Bank, and the reorganization of the Savings Bank to the stock holding company form, which was completed on March 4, 1996 (the "Conversion and Reorganization"). The only significant assets of the Corporation are the capital stock of the Savings Bank and the net proceeds of the Conversion and Reorganization retained by the Corporation.

     On October 11, 1996, following receipt of all regulatory and stockholder approvals, the Corporation completed the acquisition of Circle Financial Corporation ("Circle") pursuant to the merger of Circle with and into a subsidiary of the Corporation, and the subsequent merger of People's Savings Association ("Peoples"), an Ohio-chartered savings association and a wholly owned subsidiary of Circle, with and into the Savings Bank (collectively, the "Merger"). The Merger was accounted for under the purchase method of accounting. Consequently, the financial information and data presented herein excludes Circle and Peoples for all periods prior to 1996.

     The Savings Bank is a federally chartered savings bank which conducts business through ten full-service offices located in the Cincinnati, Ohio metropolitan area. The Savings Bank is primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to originate loans secured by single-family residences located primarily in southwestern Ohio. Such loans amounted to $321.7 million or 80.0% of the Savings Bank's total loan portfolio at December 31, 1996. To a lesser extent, the Savings Bank originates loans secured by existing multi-family residential and non-residential real estate, which amounted to $58.6 million, or 14.6% of the total loan portfolio at December 31, 1996, as well as construction loans and consumer loans, which respectively amounted to $13.8 million, or 3.4% of the total loan portfolio and $7.9 million or 2.0% of the total loan portfolio at such date. The Savings Bank also invests in U.S. Government and federal agency obligations and mortgage-backed securities which are insured by federal agencies.

     As a savings and loan holding company, the Corporation is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury ("OTS"). The Savings Bank is subject to regulation and examination by the OTS as its chartering authority and primary regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which, through the Savings Association Insurance Fund ("SAIF") administered by it, insures the Savings Bank's deposits up to applicable limits. The Savings Bank is a member of the Federal Home Loan Bank ("FHLB") of Cincinnati, which is one of the 12 banks which comprise the FHLB System. The Savings Bank is further subject to regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") governing reserves to be maintained against deposits and certain other matters.

                  MARKET PRICE OF STOCK AND RELATED INFORMATION

     Shares of Fidelity Financial of Ohio, Inc.'s common stock are traded under the symbol "FFOH" on the Nasdaq National Market System. At March 12, 1997, the Corporation had 5,593,969 shares of common stock outstanding and had approximately 1,079 stockholders of record. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

     The following table sets forth the reported high and low sale prices of a share of the Corporation's common stock as reported by Nasdaq (the Corporation's common stock commenced trading on the Nasdaq National Market System on March 4,
1996).

For the year ended December 31, 1996                           High            Low
-----------------------------------------------------------------------------------
1996 SALES PRICES
Quarter ending March 31, 1996                               $   11.00      $   9.75
Quarter ending June 30, 1996                                    10.63          9.63
Quarter ending September 30, 1996                               10.25          9.63
Quarter ending December 31, 1996                                11.88          9.75


     Prior to March 4, 1996, there was no active and liquid public trading market for the Savings Bank's common stock. The Savings Bank has been informed by brokers who have executed trades in the Savings Bank's common stock that there were a number of trades during the years ended December 31, 1995 and 1994. The transactions for which the Savings Bank has information took place at prices that range from $6.67 to $10.89 for the year ended December 31, 1995, and from $5.26 to $6.44 for the year ended December 31, 1994 (as adjusted to reflect the 2.25 to 1 exchange ratio which was utilized to convert the Savings Bank's common stock into common stock of the Corporation in connection with the Conversion and Reorganization).

     Dividends with respect to the Corporation's common stock (including the Savings Bank's common stock prior to the Conversion and Reorganization) for the years ended December 31, 1996, 1995 and 1994 are set forth below.

                                                                    Cash
              For the year ended December 31, 1996                Dividends
---------------------------------------------------------------------------
              Quarter ending March 31                              $ .094
              Quarter ending June 30                                 .050
              Quarter ending September 30                            .050
              Quarter ending December 31                             .050

                                                                    Cash
              For the year ended December 31, 1995                Dividends
---------------------------------------------------------------------------
              Quarter ending March 31                                .075
              Quarter ending June 30                                 .075
              Quarter ending September 30                            .075
              Quarter ending December 31                             .075

                                                                    Cash
              For the year ended December 31, 1994                Dividends
---------------------------------------------------------------------------
              Quarter ending March 31                                .058
              Quarter ending June 30                                 .058
              Quarter ending September 30                            .058
              Quarter ending December 31                             .057

                         SELECTED CONSOLIDATED FINANCIAL
                                 AND OTHER DATA

     The following tables set forth certain financial and other data of the Corporation at the date and for the periods indicated. For additional financial information about the Corporation, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Corporation and related notes included elsewhere herein.

                                                                                         At December 31,
                                                                      ----------------------------------------------------
                                                                        1996       1995       1994       1993       1992
                                                                      ----------------------------------------------------
                                                                                           (Dollars in thousands)
SELECTED CONSOLIDATED FINANCIAL CONDITION DATA:
Total assets                                                          $499,918   $231,137   $216,168   $202,991   $194,631
Federal funds sold and interest-bearing deposits                        20,489      2,784      1,766      6,002      4,271
Investment securities available for sale--at market (1)                 16,120      6,044      4,267         --         --
Investment securities--at cost                                              --         --         --      4,023      3,030
Mortgage-backed securities--at cost                                     10,744         --     20,792     23,873     26,573
Mortgage-backed securities available for sale--at market (1)            30,760     29,378      6,280
Loans receivable--net (2)                                              396,541    185,132    175,222    162,392    153,409
Goodwill and other intangible assets                                     8,322         --         --         --         --
Deposits                                                               408,159    180,697    173,198    157,642    154,659
FHLB advances                                                           20,186     17,653     12,089     15,954     13,605
Stockholders' equity                                                    66,712     30,113     28,540     26,905     24,270

                                                                              Year Ended December 31,
                                                             --------------------------------------------------------
                                                              1996        1995        1994        1993         1992
                                                                   (Dollars in thousands, except per share data)
                                                             --------------------------------------------------------
SELECTED OPERATING DATA:
Total interest income                                        $ 22,738    $ 17,001    $ 15,748    $ 16,310    $ 17,142
Total interest expense                                         12,656      10,167       8,331       8,106       9,659
                                                             --------------------------------------------------------
   Net interest income                                         10,082       6,834       7,417       8,204       7,483
Provision for losses on loans                                     129          71          44          52          72
                                                             --------------------------------------------------------
   Net interest income after provision for losses on loans      9,953       6,763       7,373       8,152       7,411
Other income                                                      165         355         347         250         324
General, administrative and other expense                      (7,638)     (4,385)     (4,172)     (4,000)     (3,692)
                                                             --------------------------------------------------------
Earnings before income taxes and cumulative effect of
  changes in accounting methods                                 2,480       2,733       3,548       4,402       4,043
Federal income taxes                                             (872)       (919)     (1,176)     (1,464)     (1,371)
                                                             --------------------------------------------------------
Earnings before cumulative effect of changes in
  accounting methods                                            1,608       1,814       2,372       2,938       2,672
                                                             --------------------------------------------------------
Cumulative effect of changes in accounting methods                 --          --          --          --        (229)
                                                             --------------------------------------------------------
Net earnings                                                 $  1,608    $  1,814    $  2,372    $  2,938    $  2,443
                                                             ========================================================

Earnings per share (3)                                       $    .38    $    .45    $    .58    $    .73    $    .44
                                                             ========================================================


                                                                                At or for the Year Ended December 31,
                                                                          -----------------------------------------------
                                                                            1996      1995      1994      1993      1992
                                                                          -----------------------------------------------
SELECTED OPERATING RATIOS (4):
Return on average assets (5)                                                 .53%      .82%     1.14%     1.47%     1.29%
Return on average equity (5)                                                3.16%     6.17%     8.51%    11.41%    11.22%
Tangible equity to tangible assets at end of period                        11.88%    13.03%    13.20%    13.25%    12.47%
Interest rate spread (6)                                                    2.59%     2.44%     3.04%     3.63%     3.42%
Net interest margin (6)                                                     3.40%     3.13%     3.63%     4.20%     4.03%
Non-performing loans to total loans at end of period (7)                     .28%      .54%      .47%      .88%      .27%
Non-performing assets to total assets at end of period (7)                   .23%      .44%      .43%      .77%      .46%
Allowance for loan losses to non-performing loans at end of period        137.88%    81.23%    95.71%    51.50%   171.03%
Average interest-earning assets to average interest-bearing liabilities   118.89%   114.74%   114.49%   113.91%   111.87%
Net interest income after provision for loan losses to total
     general, administrative and other expenses (5)                       130.31%   154.23%   176.73%   203.80%   200.73%
General, administrative  and other expenses to
   average total assets (5)                                                 2.51%     1.97%     2.00%     2.01%     1.95%
Full service offices                                                          10         4         4         3         3


(1) The Corporation adopted SFAS No. 115 as of January 1, 1994. In connection therewith, the Corporation classified certain of its debt securities as available for sale. For additional information, see Notes A-2 and B of Notes to Consolidated Financial Statements.

(2) At December 31, 1995, included $646,000 of loans classified as held for sale. At December 31, 1996, 1994, 1993 and 1992, the Corporation did not have any loans classified as held for sale.

(3) The Savings Bank converted to the stock form of ownership on May 11, 1992. Earnings per share for the year ended December 31, 1992 has been computed on a pro forma basis based on the number of days that the Savings Bank was a stock institution during the year.

(4) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods.

(5)  Before consideration of non-recurring charges incurred in 1996, including the SAIF recapitalization assessment and merger related expenses, the ratios set forth below would have been as follows:
       Return on average assets                                                 .92%
       Return on average equity                                                5.52%
       Net interest income after provision for losses on loans to
         total general, administrative and other expenses                    170.95%
       General, administrative and other expenses to average total assets      1.91%

(6) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earnings assets.

(7) Non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more, and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

                                     GENERAL

     Since its formation, the Corporation's activities have been primarily limited to holding the stock of the Savings Bank. As a result, the discussion that follows focuses largely on the operations of the Savings Bank.

        The operating results of the Savings Bank depend primarily upon its net interest income, which is determined by the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing liabilities, which principally consist of customer deposits and borrowings. The Savings Bank's net earnings also is affected by its provision for losses on loans, as well as the level of its other income, including gains and losses on sales of loans, investment securities and real estate acquired through foreclosure, rental income and other miscellaneous operating income, and its general, administrative and other expenses, such as employee compensation and benefits, occupancy and equipment expense, federal deposit insurance premiums, franchise taxes and miscellaneous other operating expenses, and federal income tax expense.

     In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Corporation's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Corporation's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

       1. Management's determination of the amount of allowance for loan losses;
       2.   The effect of changes in interest rates;
       3.   Changes in deposit insurance premiums;
       4. Management's opinion as to the effects of recent accounting pronouncements on the Corporation's consolidated financial statements.

                         ASSET AND LIABILITY MANAGEMENT

     In general, financial institutions are vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. The lending activities of financial institutions, including the Savings Bank, have historically emphasized the origination of long-term, fixed-rate loans secured by single-family residences, and the primary source of funds of such institutions has been deposits, which largely mature or are subject to repricing within a short period of time. This factor, in combination with substantial investments in long-term, fixed-rate loans, has historically caused the income earned by the Savings Bank on its loan portfolio to adjust more slowly to changes in interest rates than its cost of funds. While having liabilities that reprice more frequently than assets is generally beneficial to net interest income in times of declining interest rates, such an asset/liability mismatch is generally detrimental during periods of rising interest rates.

     The Savings Bank has established an Asset and Liability Management Committee, which generally meets at least weekly in order to structure and price the Savings Bank's assets and liabilities so as to maintain an acceptable interest rate spread while reducing the effects of changes in interest rates. The Committee reports monthly to the Board of Directors on interest rate risks and trends, as well as with respect to the Savings Bank's liquidity and capital ratios as compared to the respective regulatory requirements.

     The Savings Bank's Asset and Liability Management Committee has in recent periods implemented asset and liability management policies designed to better match the maturities and repricing terms of the Savings Bank's interest-earning assets and interest-bearing liabilities in order to minimize the adverse effects on the Savings Bank's results of operations of material and prolonged increases in interest rates. The Savings Bank has undertaken a variety of strategies to reduce its exposure to interest rate fluctuations, including (i) subject to market conditions, emphasizing the origination and purchase of adjustable-rate mortgage loans and balloon loans (which amortize over a fifteen to thirty-year period but are payable at the end of five or seven years); (ii) continuing to invest excess cash in adjustable-rate and medium-term (primarily five years or less) mortgage-backed securities; (iii) maintaining high levels of capital and strong asset quality; (iv) attempting to attract, to the extent possible, longer-term, fixed-rate deposit accounts; and (v) utilization of longer term FHLB advances.

     As a result of implementing these asset and liability initiatives, at December 31, 1996, $220.1 million, or 54.6% of the Savings Bank's total loan portfolio consisted of adjustable-rate or balloon loans. As of such date, $157.6 million, or 48.9% of the Savings Bank's portfolio of single-family residential mortgage loans consisted of adjustable-rate or balloon loans. In addition, at December 31, 1996, $26.0 million, or 62.7% of the Savings Bank's mortgage-backed securities portfolio consisted of adjustable-rate securities or had scheduled maturities of five years or less.

     Management presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Savings Bank's portfolio equity and the level of net interest income on a quarterly basis. The OTS adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. The OTS has indicated that no institution will be required to deduct an interest rate risk component from capital for purposes of computing the risk-based capital requirement until further notice.

   At December 31, 1996, 2% of the present value of the Savings Bank's assets was approximately $9.8 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $18.3 million at December 31, 1996, the Savings Bank would have been required to deduct $4.3 million (50% of the $8.5 million difference) from its capital in determining whether the Savings Bank met its risk-based capital requirement. Despite such reduction, however, the Savings Bank's risk-based capital at December 31, 1996, would still have exceeded the regulatory requirement by approximately $23.9 million.

   The following table presents the Savings Bank's NPV as of December 31, 1996, as calculated by the OTS, based on information provided to the OTS by the Savings Bank.

                               NET PORTFOLIO VALUE

                                      ESTIMATED
   CHANGE IN                          NPV AS A
INTEREST RATES        ESTIMATED      PERCENTAGE          AMOUNT
(BASIS POINTS)           NPV          OF ASSETS         OF CHANGE        PERCENT
     +400              $16,318           3.71%          $(39,169)        (71)%
     +300               26,668           5.89            (28,819)        (52)
     +200               37,171           7.97            (18,316)        (33)
     +100               47,236           9.85             (8,251)        (15)
       --               55,487          11.31                 --          --
     -100               61,366          12.28              5,879          11
     -200               63,730          12.62              8,243          15
     -300               64,790          12.72              9,303          17
     -400               67,360          13.07             11,873          21



   CHANGES IN FINANCIAL CONDITION FROM DECEMBER 31, 1995 TO DECEMBER 31, 1996

     The Corporation's consolidated total assets amounted to $499.9 million at December 31, 1996, an increase of $268.8 million, or 116.3%, over the $231.1 million total at December 31, 1995. The increase resulted primarily from approximately $247.0 million of net assets acquired through the Corporation's acquisition of Circle Financial Corporation (the "Merger"), which was completed on October 11, 1996. In addition, the Merger contributed $207.8 million in deposits, $8.5 million in net advances from the Federal Home Loan Bank ("FHLB") and $14.9 million in stockholders' equity. Additionally, the growth in assets was funded through the Corporation's secondary common stock offering, which was completed in March 1996 and resulted in net proceeds totaling $20.4 million, coupled with growth in deposits of $19.7 million and undistributed net earnings of $677,000, which were partially offset by repayments of $7.0 million in FHLB advances.

     Cash and cash equivalents, comprised of cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions, amounted to $22.6 million at December 31, 1996, an increase of $18.1 million, or 404.0%, over the total in 1995. Regulatory liquidity, including certain investment and qualifying mortgage-backed securities, totaled $29.5 million, or 7.2%, at December 31, 1996.

     Investment securities totaled $16.1 million at December 31, 1996, an increase of $10.1 million, or 166.7%, over 1995 levels. The increase was due primarily to $7.6 million of investment securities acquired as a result of the Merger, coupled with purchases totaling $13.5 million, which were partially offset by sales and maturities totaling $7.0 million and $4.1 million, respectively.

     Mortgage-backed securities (including securities classified as available for sale) totaled $41.5 million at December 31, 1996, an increase of $12.1 million, or 41.3%, over the total in 1995. The increase in mortgage-backed securities was due primarily to $44.4 million of such securities acquired as a result of the Merger, coupled with purchases totaling $3.2 million, which were partially offset by sales of $28.9 million and principal repayments of $6.5 million. Sales of mortgage-backed securities during the year reflected management's desire to restructure the acquired portfolio in order to achieve an interest rate risk position in accordance with the operating policies of the Savings Bank, as well as to repay short-term FHLB advances which were acquired as a result of the Merger.

     Loans receivable increased by $211.4 million, or 114.2%, to a total of $396.5 million at December 31, 1996, as compared to $185.1 million at December 31, 1995. The increase resulted primarily from loans acquired as a result of the Merger totaling $189.4 million, coupled with loan disbursements of $59.5 million, which were partially offset by principal repayments totaling $37.1 million and sales of $547,000. Loans acquired as a result of the Merger consisted primarily of one-to four-family and multi-family residential loans, which totaled $168.4 million, or 88.9%, of total loans acquired in the Merger. Loan originations during 1996 increased by $19.3 million, or 48%, over 1995 totals. The Savings Bank's originations during 1996 were primarily comprised of one- to four-family and multi-family loans, which totaled $48.8 million, or 82.1%, of total loan originations.

     The Savings Bank's allowance for loan losses totaled $1.6 million at December 31, 1996, an increase of $740,000, or 90.5%, over the total at December 31, 1995. The increase consisted of $640,000 acquired as a result of the Merger and a provision for losses on loans totaling $129,000 recorded in 1996. The allowance represented .39% and .44% of total loans at December 31, 1996 and 1995, respectively, and 137.9% and 81.2% of nonperforming loans, which totaled $1.1 million and $1.0 million at those respective dates. While management believes the Savings Bank's allowance for loan losses is adequate at December 31, 1996, based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect future operating results.

     Deposits totaled $408.2 million at December 31, 1996, an increase of $227.5 million, or 125.9%, over 1995 levels. The increase was attributable to $207.8 million of deposits acquired in the Merger, coupled with overall growth in the portfolio of $19.7 million. Deposits subject to daily repricing totaled $92.4 million, or 22.6% of total deposits at December 31, 1996, as compared to 21.5% of total deposits at December 31, 1995. Certificates of deposit totaled $315.8 million, or 77.4% of total deposits at December 31, 1996, as compared to 78.5% in 1995.

     Advances from the Federal Home Loan Bank totaled $20.2 million at December 31, 1996, an increase of $2.5 million, or 14.3%, over 1995 levels. The increase resulted primarily from advances acquired as a result of the Merger totaling $27.4 million, coupled with $15.0 million in borrowings during 1996, which were partially offset by repayments of $39.9 million. Advances acquired as a result of the Merger totaling $2.5 million consisted of long-term, fixed-rate borrowings which were retained in the Savings Bank's portfolio. These advances were retained by management after consideration of the Corporation's overall interest-rate risk profile.

     Stockholders' equity totaled $66.7 million at December 31, 1996, an increase of $36.6 million, or 121.5%, over the total at December 31, 1995. The increase was due primarily to the net proceeds from the Corporation's common stock offering of $20.4 million, stock issued in connection with the acquisition of Circle totaling $14.9 million, and undistributed net earnings of $677,000.

      AVERAGE BALANCE, NET INTEREST INCOME AND YIELDS EARNED AND RATES PAID

     The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes. All average balances are based on average monthly balances during the periods.

                                                                Year ended December 31,
                                                      ------------------------------------------
                                                                           1996
                                                      ------------------------------------------
                                                       Average                         Yield/
                                                       balance           Interest       rate
Interest-earning assets:
   Loans receivable (2)                               $234,133           $18,872        8.06%
   Mortgage-backed securities (3)                       32,263             2,103        6.52
   Investment securities (3)                            13,087               833        6.37
   Other interest-earning assets                        16,896               930        5.50
                                                      ------------------------------------------
   Total interest-earning assets                       296,379            22,738        7.67

Non-interest-earning assets                              8,377
                                                      --------
   Total assets                                       $304,756
                                                      ========

Interest-bearing liabilities:
   Deposits:
     NOW accounts                                     $ 14,100               280        1.99
     Passbook and club accounts                         23,673               516        2.18
     Money market deposit accounts                      13,198               415        3.14
     Certificates of deposit accounts                  180,521            10,343        5.73
   Borrowings (4)                                       17,794             1,102        6.19
                                                      ------------------------------------------
   Total interest-bearing
     liabilities                                       249,286            12,656        5.08

Non-interest-bearing liabilities                         4,612
                                                      ------------------------------------------
   Total liabilities                                   253,898

Stockholders' equity                                    50,858
                                                      --------
   Total liabilities and
     stockholders' equity                             $304,756
                                                      ========

Net interest income/
   Interest rate spread                                                  $10,082       2 .59%
                                                      ==========================================

Net interest margin (5)                                                                 3.40%
                                                      ==========================================
Average interest-earning
   assets to average interest-
bearing liabilities                                                                   118.89%
                                                      ==========================================


                                                                          Year ended December 31,
                                         ----------------------------------------------------------------------------------------
                                                          1995                                               1994
                                         ----------------------------------------------------------------------------------------
                                          Average                        Yield/           Average                          Yield/
                                          balance     Interest            rate            balance          Interest        rate
Interest-earning assets:
   Loans receivable (2)                    $180,935    $14,697            8.12%          $170,340          $13,927         8.18%
   Mortgage-backed securities (3)            27,178      1,695            6.24             25,479            1,359         5.33
   Investment securities (3)                  5,020        307            6.12              4,068              258         6.34
   Other interest-earning assets              5,071        302            5.96              4,288              204         4.76
                                         ---------------------------------------------------------------------------------------
   Total interest-earning assets            218,204     17,001            7.79            204,175           15,748         7.71

Non-interest-earning assets                   4,284                                         4,255
                                           --------                                      --------
   Total assets                            $222,488                                      $208,430
                                           ========                                      ========

Interest-bearing liabilities:
   Deposits:
     NOW accounts                          $  9,213        267            2.90           $  7,647              190         2.48
     Passbook and club accounts              16,297        432            2.65             18,483              516         2.79
     Money market deposit accounts           12,953        417            3.22             15,916              495         3.11
     Certificates of deposit accounts       137,564      8,151            5.93            122,857            6,277         5.11
   Borrowings (4)                            14,146        900            6.36             13,436              853         6.35
                                         ---------------------------------------------------------------------------------------
   Total interest-bearing
     liabilities                            190,173     10,167            5.35            178,339            8,331         4.67

Non-interest-bearing liabilities              2,912                                         2,209
                                         ---------------------------------------------------------------------------------------
   Total liabilities                        193,085                                       180,548

Stockholders' equity                         29,403                                        27,882
                                            -------                                       -------
   Total liabilities and
     stockholders' equity                   $222,488                                     $208,430
                                            ========                                     ========

Net interest income/
   Interest rate spread                                $ 6,834            2.44%                            $ 7,417         3.04%
                                         =======================================================================================

Net interest margin (5)                                                   3.13%                                            3.63%
                                         =======================================================================================
Average interest-earning
   assets to average interest-
bearing liabilities                                                     114.74%                                          114.49%
                                         =======================================================================================




(1) At December 31, 1996, the yields earned and rates paid were as follows: loans receivable, 7.79%; mortgage-backed securities, 7.32%; investment securities, 6.49%; other interest-earning assets, 5.39%; total interest-earning assets, 7.58%; deposits, 4.96%; borrowings, 6.22%; total interest-bearing liabilities, 5.02%; interest rate spread, 2.56%.

(2)  Includes loans classified as held for sale.

(3) Includes mortgage-backed and investment securities classified as available for sale.

(4) Includes FHLB advances and a loan from a third-party financial institution to the Savings Bank's Employee Stock Ownership Plan.

(5) Net interest margin is net interest income divided by average interest-earning assets.

                              RATE/VOLUME ANALYSIS

     The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Corporation's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume, which cannot be separately identified, has been allocated proportionately to the change due to rate and the change due to volume.

                                                                        Year ended December 31,

                                                             1996 vs. 1995                     1995 vs. 1994
                                                     ------------------------------------------------------------
                                                          Increase                       Increase
                                                        (decrease)                      (decrease)
                                                          due to                          due to
                                                       Rate     Volume    Total       Rate      Volume     Total
                                                     ------------------------------------------------------------
                                                                            (In thousands)
Interest-earning assets:
   Loans receivable                                  $  (110)  $ 4,285   $ 4,175     $   (97)   $  867     $  770
   Mortgage-backed and related securities                 81       327       408         241        95        336
   Investment securities                                  15       511       526         (11)       60         49
   Interest-earning deposits and other                   (19)      647       628          58        40         98
                                                     ------------------------------------------------------------
   Total                                             $   (33)  $ 5,770     5,737     $   191    $1,062      1,253
                                                     ============================================================
Interest-bearing liabilities:
   Deposits                                          $  (496)  $ 2,783     2,287     $ 1,260    $  529      1,789
   Borrowings                                            (25)      227       202           2        45         47
                                                     ------------------------------------------------------------
   Total                                             $  (521)  $ 3,010     2,489     $ 1,262    $  574      1,836
                                                     ============================================================
Increase (decrease) in net interest income                               $ 3,248                          $  (583)
                                                     ============================================================



             COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED
             -------------------------------------------------------
                           DECEMBER 31, 1996 AND 1995
                           --------------------------

     Net earnings amounted to $1.6 million for the year ended December 31, 1996, a decrease of $206,000, or 11.4%, from the $1.8 million in net earnings recorded in 1995. The decline in net earnings resulted primarily from a non-recurring $749,000 after-tax charge for the FDIC special assessment to recapitalize the Savings Association Insurance Fund ("SAIF") in accordance with the recent legislation enacted into law on September 30, 1996. In addition, the decline in earnings also resulted from two non-recurring events related to the merger of Circle during the fourth quarter of 1996: a $196,000 after-tax loss on the sale of investment and mortgage-backed securities incurred as a result of restructuring Circle's portfolio and using the proceeds to repay short-term FHLB advances, and after-tax restructuring expenses of approximately $450,000 incurred relating to employee compensation and benefits, occupancy and equipment, and general, administrative and other expenses. Absent the special assessment and merger related non-recurring expenses, net earnings for the year ended December 31, 1996 would have been approximately $3.0 million.

     Net interest income totaled $10.1 million for the year ended December 31, 1996, an increase of $3.2 million, or 47.5%, over 1995. Interest income increased by $5.7 million, or 33.7%, for the year ended December 31, 1996, as compared to 1995. Interest income on loans and mortgage-backed securities increased by $4.6 million, or 28.0%, due primarily to a $58.3 million, or 28.0%, increase in the average balance outstanding year to year. Interest income on investment securities and interest-bearing deposits increased by $1.2 million, or 189.5%, during 1996 due primarily to a $19.9 million, or 197.1%, increase in the average balance outstanding, which was partially offset by a 16 basis point decline in the average yield, to 5.88% during 1996. The increases in the average balances of interest-earning assets during 1996 over 1995 primarily reflect the effects of the Merger which was consummated on October 11, 1996.

     Interest expense on deposits increased by $2.3 million, or 24.7%, for the year ended December 31, 1996, as compared to 1995. The increase was due primarily to a $55.5 million, or 31.5%, increase in the average balance outstanding, which was partially offset by a 27 basis point decline in the average cost of deposits, to 4.99% for the year ended December 31, 1996, as compared to 5.26% for 1995. Interest expense on borrowings increased by $202,000, or 22.4%, due to a $3.6 million increase in the average balance of outstanding borrowings during 1996, which was partially offset by a 17 basis point decline in the cost of borrowings, to a rate of 6.19% for 1996. The increases in the average balances of interest-bearing liabilities during 1996 over 1995 were primarily due to the effects of the Merger which was consummated on October 11, 1996.

     As a result of the foregoing changes in interest income and interest expense, net interest income increased by $3.2 million, or 47.5%, for the year ended December 31, 1996 as compared to 1995. The interest rate spread increased to 2.59% during 1996 from 2.44% in 1995, while the net interest margin increased to 3.40% from 3.13% for the years ended December 31, 1996 and 1995, respectively.

     A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Savings Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Savings Bank's market area, and other factors related to the collectibility of the Savings Bank's loan portfolio. As a result of such analysis, management recorded a $129,000 provision for losses on loans during the year ended December 31, 1996, an increase of $58,000 over the amount recorded in 1995. There can be no assurance that the allowance for loan losses of the Savings Bank will be adequate to cover losses on nonperforming assets in the future.

     Other income decreased by $190,000, or 53.5%, to a total of $165,000 for the year ended December 31, 1996, as compared to $355,000 in 1995. The decrease was due primarily to a $274,000 increase in loss on sales of investment and mortgage-backed securities, as previously discussed, which was partially offset by a $38,000, or 27.5%, increase in rental income and a $46,000, or 19.6%, increase in other operating income, which consisted primarily of service charges and fees on deposit accounts.

     General, administrative and other expense totaled $7.6 million for the year ended December 31, 1996, an increase of $3.3 million, or 74.2%, over the 1995 total. The increase resulted primarily from a $1.2 million increase in federal deposit insurance premiums due to the one-time assessment to recapitalize the SAIF, coupled with a $1.0 million, or 48.2%, increase in employee compensation and benefits, a $231,000, or 37.1%, increase in occupancy and equipment, a $93,000, or 21.7%, increase in franchise taxes, a $143,000 increase in amortization of goodwill and other intangible assets, an $80,000, or 42.6%, increase in data processing and a $488,000, or 75.7%, increase in other operating expenses.

     Legislation enacted to recapitalize the SAIF in September 1996 provided for a special assessment of $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Savings Bank had $173.1 million in SAIF deposits at March 31, 1995, resulting in an assessment of approximately $1.1 million, or $749,000 after tax.

     The legislation also provides for reduced premium rates for healthy savings associations beginning in 1997, estimated to amount to $.064 per $100 of SAIF insured deposits.

     A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 1999, assuming all federal savings association have become banks. Legislation introduced in late September 1996 proposes the elimination of the federal thrift charter or of the separate federal regulation of thrifts. As a result, the Savings Bank would be regulated as a bank under federal laws which would subject it to the more restrictive activity limits imposed on national banks. Under separate legislation recently enacted into law, the Savings Bank is required to recapture as taxable income approximately $2.7 million of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percent age of earnings method to compute its reserve in the future. The Savings Bank has provided deferred taxes for this amount and, as a result, repayment of the reserve will not result in a charge to operations in future years. The Savings Bank is permitted by such legislation to amortize the recapture of its bad debt reserve over six years.

     The increase in employee compensation and benefits resulted primarily from an increase in staffing levels, an increase in costs associated with stock benefit plans and Merger-related severance benefits. The increase in amortization of goodwill and other intangible assets was due to goodwill recorded as a result of the Merger. Amortization of intangible assets, which will be recorded over remaining terms ranging from six to fifteen years, is expected to amount to approximately $700,000 for the year ended December 31, 1997.

     Increases in occupancy and equipment, franchise taxes, data processing and other operating expenses generally resulted from the effects of the Merger, which was consummated on October 11, 1996. From that date through the end of the year, operating expenses reflect the increased size of the Corporation, as compared to the prior year.

     The provision for federal income taxes totaled $872,000 for the year ended December 31, 1996, a decrease of $47,000, or 5.1%, from the provision recorded in 1995. The decline resulted primarily from a $253,000, or 9.3%, decrease in pretax earnings year to year. The Corporation's effective tax rates were 35.2% and 33.6% for the years ended December 31, 1996 and 1995, respectively.

            COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED
            -------------------------------------------------------
                           DECEMBER 31, 1995 AND 1994
                           --------------------------

     Net earnings for the year ended December 31, 1995 totaled $1.8 million, a decrease of $558,000, or 23.5%, from the $2.4 million in net earnings recorded in 1994. The decline in earnings resulted primarily from a $583,000 decrease in net interest income, a $27,000 increase in the provision for losses on loans and a $213,000 increase in general, administrative and other expense, which were partially offset by an increase in other income of $8,000 and a decrease in the provision for federal income taxes of $257,000.

     Total interest income was $17.0 million for the year ended December 31, 1995, an increase of $1.3 million, or 8.0%, over the 1994 total. Interest income on loans increased by $770,000, or 5.5%, to a total of $14.7 million. This increase resulted primarily from a $10.6 million increase in the average portfolio balance outstanding, which was partially offset by a six basis point decline in the average yield year-to-year, from 8.18% in 1994 to 8.12% in 1995. Interest income on mortgage-backed securities totaled $1.7 million for 1995, an increase of $336,000, or 24.7%, over the 1994 total. This increase resulted from a $1.7 million increase in the average balance outstanding, coupled with a 91 basis point increase in the average yield, which was 6.24% in 1995. Interest income on investment securities and interest bearing deposits totaled $609,000 in 1995, an increase of $147,000, or 31.8%, over 1994. This increase resulted primarily from an increase in the average balance of $1.7 million, coupled with an increase in the average yield of approximately 51 basis points, to a yield of 6.04% in 1995.

     Total interest expense for the year ended December 31, 1995, amounted to approximately $10.2 million, an increase of $1.8 million, or 22.0%, over the 1994 amount. Interest expense on deposits totaled $9.3 million, an increase of $1.8 million, or 23.9%, over 1994. This increase resulted primarily from an $11.1 million increase in the average portfolio balance outstanding, (consisting primarily of certificates of deposit) coupled with a 73 basis point increase in the average cost of deposits, from 4.53% in 1994 to 5.26% in 1995. This increase reflects the overall increase in interest rates in the economy during 1995. Interest expense on borrowings increased by $47,000, or 5.5%, during 1995, as compared to 1994, due primarily to a $710,000 increase in average borrowings outstanding year-to-year.

     As a result of the foregoing changes in interest income and interest expense, net interest income declined by $583,000, or 7.9%, for the year ended December 31, 1995 compared to 1994. The Savings Bank's interest rate spread was 2.44% for 1995, a decrease of 60 basis points from the 3.04% spread in 1994. Similarly, the net interest margin declined by 50 basis points, to 3.13% in 1995, from 3.63% in 1994.

     The provision for losses on loans totaled $71,000 for the year ended December 31, 1995, an increase of $27,000, or 61.4% over 1994. The increase in the provision in 1995 generally reflects management's desire to maintain an adequate level of the allowance for loan losses given growth in the loan portfolio over the period. As previously mentioned, nonperforming loans totaled $1.0 million at December 31, 1995, compared to $839,000 in 1994. Charge-offs of loans amounted to $36,000 during 1995, compared to $64,000 in 1994.

     Other income totaled $355,000 for the year ended December 31, 1995, an increase of $8,000, or 2.3%, over the 1994 total. The increase resulted primarily from a $7,000 increase in gain on sale of loans, a $17,000, or 14.0% increase in rental income and an $8,000, or 3.5%, increase in other operating, which were partially offset by a $21,000 loss on sale of investment securities during 1995 and a $3,000 increase in loss on sale of real estate acquired through foreclosure.

     General, administrative and other expense totaled $4.4 million for the year ended December 31, 1995, an increase of $213,000, or 5.1%, over the $4.2 million total in 1994. The increase resulted primarily from a $128,000, or 6.5%, increase in employee compensation and benefits, a $32,000, or 5.4%, increase in occupancy and equipment, a $28,000, or 7.6%, increase in federal deposit insurance premiums and a $25,000, or 6.2%, increase in franchise taxes. The increase in employee compensation and benefits resulted primarily from normal merit increases and pro-rata increases in benefits expense. The increase in occupancy and equipment was due primarily to increased costs related to the new branch office location which opened in 1994. The increases in federal deposit insurance premiums and franchise taxes resulted from the growth in the deposit portfolio and stockholders' equity, respectively, during 1995.

     The Savings Bank's provision for federal income taxes amounted to $919,000 for the year ended December 31, 1995, a decrease of $257,000, or 21.9%, from the 1994 provision. The decline resulted primarily from the decline in pretax earnings of $815,000, or 23.0%, year-to-year. The effective tax rates were 33.6% and 33.1% for the years ended December 31, 1995 and 1994, respectively.

                         LIQUIDITY AND CAPITAL RESOURCES
                         -------------------------------

     The Savings Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Government and government agency obligations and other similar investments having maturities of five years or less. Such investments are intended to provide a source of relatively liquid funds upon which the Savings Bank may rely if necessary to fund deposit withdrawals and for other short-term funding needs. The required level of such liquid investments is currently 5% of certain liabilities as defined by the OTS and is changed from time to time to reflect economic conditions.

     The liquidity of the Savings Bank, as measured by the ratio of cash, cash equivalents, (not committed, pledged or required to liquidate specific liabilities), investment and qualifying mortgage-backed securities to the sum of total deposits plus borrowings payable within one year, was 7.2% at both December 31, 1996 and 1995. At December 31, 1996 the Savings Bank's "liquid" assets totaled approximately $29.5 million, which was $9.2 million in excess of the current OTS minimum requirement.

     The Savings Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Savings Bank's primary sources of funds are deposits, borrowings, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment and mortgage-backed securities and other short-term investments, sales of loans and investment and mortgage-backed securities and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Savings Bank manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Savings Bank invests excess funds in overnight deposits and other short-term interest-earning assets which provides liquidity to meet lending requirements. The Savings Bank generates cash through the retail deposit market and, to the extent deemed necessary, utilizes borrowings for liquidity purposes (primarily consisting of advances from the FHLB of Cincinnati). At December 31, 1996, the Savings Bank had $20.2 million of outstanding advances from the FHLB of Cincinnati. Furthermore, the Savings Bank has access to the Federal Reserve Bank discount window.

     Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Savings Bank maintains a strategy of investing in various loans, mortgage-backed securities and investment securities. The Savings Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain a portfolio of investment and mortgage-backed securities. At December 31, 1996, the total approved loan commitments outstanding amounted to $4.6 million. At the same date, commitments under unused lines of credit secured by one- to four-family residential property amounted to $5.3 million, commitments under unused lines of credit secured by multi-family and non-residential real estate totaled $3.4 million and the unadvanced portion of construction loans approximated $4.1 million. Certificates of deposit scheduled to mature in one year or less at December 31, 1996, totaled $225.7 million. The Savings Bank believes that it has adequate resources to fund all of its commitments and that it can adjust the rate of certificates of deposit in order to retain deposits in changing interest rate environments.

     The Savings Bank is subject to minimum capital standards promulgated by the OTS. Such capital standards generally require the maintenance of regulatory capital sufficient to meet each of the following three requirements: a tangible capital requirement, a core capital requirement and a risk-based capital requirement. At December 31, 1996, the Savings Bank's tangible and core capital amounted to $47.4 million, or 9.8%, of total adjusted assets, which exceeded the minimum requirements of 1.5% and 3.0% at that date by approximately $40.2 million and $33.0 million, or 8.3% and 6.8% of adjusted total assets, respectively. The Savings Bank's risk-based capital totaled $48.3 million at December 31, 1996, or 19.2%, of risk-weighted assets, which exceeded the current requirement of 8% of risk-weighted assets by approximately $28.1 million, or 11.2% of risk-weighted assets.

     The OTS has proposed an amendment to the core capital requirement that would increase the minimum requirement to 4% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Savings Bank's excess regulatory capital position if the proposal is adopted in its present form.

                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS
                   ------------------------------------------

     In October 1994, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments." SFAS No. 119 requires financial statement disclosure of certain derivative financial instruments, defined as futures, forwards, swaps, option contracts, or other financial instruments with similar characteristics. In the opinion of management, the disclosure requirements of SFAS No. 119 will have no material effect on the Corporation's consolidated financial condition or results of operations, as the Corporation does not invest in derivative financial instruments, as defined. As a result, the applicability of SFAS No. 119 relates solely to disclosure requirements pertaining to fixed-rate and adjustable-rate loan commitments.

     In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. Earlier application is encouraged. Management adopted SFAS No. 121 on January 1, 1996, as required, without material effect on the Corporation's consolidated financial position or results of operations.

     In June 1994, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights", which requires that the Corporation recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage-servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage-servicing rights. SFAS No. 122 requires that securitization of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage- backed securities. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights be assessed for impairment. Impairment is measured based on fair value. SFAS No. 122 was required for fiscal years beginning after December 15, 1995, (January 1, 1996, as to the Corporation) to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights whenever acquired. Retroactive application is prohibited and earlier adoption was encouraged. Management adopted SFAS No. 122 as of January 1, 1996, without material effect on the Corporations consolidated financial position or results of operations.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", establishing financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that the Corporation will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25, and therefore, the disclosure provisions of SFAS No. 123 will have no effect on its consolidated financial condition or results of operations.

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

     An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

     SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

     SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on the Corporation's consolidated financial position or results of operations.

                     IMPACT OF INFLATION AND CHANGING PRICES
                     ---------------------------------------

     The consolidated financial statements of the Corporation and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Corporation's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Corporation are monetary in nature. As a result, interest rates have a greater impact on the Corporation's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

                             [GRANT THORNTON LOGO]

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Fidelity Financial of Ohio, Inc.

     We have audited the accompanying consolidated statements of financial condition of Fidelity Financial of Ohio, Inc. (formerly Fidelity Federal Savings
Bank) as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are fee of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects the consolidated financial position of Fidelity Financial of Ohio, Inc. As of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.

/s/ Grant Thornton LLP

Cincinnati, Ohio
March 20, 1997

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                  DECEMBER 31,
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                         1996           1995
                                                                                     ------------------------
ASSETS
Cash and due from banks                                                              $   2,121      $   1,702
Federal funds sold                                                                      13,820          2,176
Interest-bearing deposits in other financial institutions                                6,669            608
-------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents                                                          22,610          4,486
Investment securities available for sale--at market                                     16,120          6,044
Mortgage-backed securities available for sale--at market                                30,760         29,378
Mortgage-backed securities--at cost, approximate market value of $10,831
   at December 31, 1996                                                                 10,744             --
Loans receivable--net                                                                  396,541        184,486
Loans held for sale--at lower of cost or market                                             --            646
Office premises and equipment--at depreciated cost                                       7,371          2,528
Federal Home Loan Bank stock--at cost                                                    3,781          1,854
Accrued interest receivable on loans                                                     1,950          1,023
Accrued interest receivable on mortgage-backed securities                                  310            222
Accrued interest receivable on investments                                                 284             63
Prepaid expenses and other assets                                                          371            382
Goodwill and other intangible assets, net of accumulated amortization                    8,322             --
Prepaid federal income taxes                                                               754             25
-------------------------------------------------------------------------------------------------------------
     Total assets                                                                    $ 499,918      $ 231,137
=============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                             $ 408,159      $ 180,697
Advances from the Federal Home Loan Bank                                                20,186         17,653
Loan to Employee Stock Ownership Plan                                                       --            336
Advances by borrowers for taxes and insurance                                            2,005          1,063
Accrued interest and other liabilities                                                   2,706          1,232
Deferred federal income taxes                                                              150             43
-------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                 433,206        201,024

Commitments                                                                                 --             --

Stockholders' equity                                                                        --             --
   Preferred stock - authorized, 5,000,000 shares at $.10 par value; none issued
   Common stock - authorized, 15,000,000 shares at $.10 par value; 5,593,969
     and 1,810,380 shares issued and outstanding at December 31, 1996 and 1995             559            181
   Additional paid-in capital                                                           41,608          4,848
   Retained earnings - restricted                                                       26,311         25,497
   Less shares acquired by Employee Stock Ownership Plan (ESOP)                         (1,938)          (336)
   Less shares acquired by Management Recognition Plan (MRP)                                --            (20)
   Unrealized gains (losses) on securities designated as available for sale,
     net of related tax effects                                                            172            (57)
-------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                         66,712         30,113
-------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                                      $ 499,918      $ 231,137
=============================================================================================================



The accompanying notes are an integral part of these statements.

                       CONSOLIDATED STATEMENTS OF EARNINGS
                         FOR THE YEAR ENDED DECEMBER 31,
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    1996         1995         1994
                                                                                  -----------------------------------
Interest income
   Loans                                                                          $18,872       $14,697       $13,927
   Mortgage-backed securities                                                       2,103         1,695         1,359
   Investment securities                                                              833           307           258
   Interest-bearing deposits and other                                                930           302           204
---------------------------------------------------------------------------------------------------------------------
     Total interest income                                                         22,738        17,001        15,748
Interest expense
   Deposits                                                                        11,554         9,267         7,478
   Borrowings                                                                       1,102           900           853
---------------------------------------------------------------------------------------------------------------------
     Total interest expense                                                        12,656        10,167         8,331
---------------------------------------------------------------------------------------------------------------------
     Net interest income                                                           10,082         6,834         7,417
Provision for losses on loans                                                         129            71            44
---------------------------------------------------------------------------------------------------------------------
     Net interest income after provision for losses on loans                        9,953         6,763         7,373

Other income (expense)
   Loss on sale of investment and mortgage-backed securities                         (295)          (21)           --
   Gain on sale of loans                                                                3             8             1
   Loss on sale of real estate acquired through foreclosure                            --            (5)           (2)
   Rental                                                                             176           138           121
   Other operating                                                                    281           235           227
---------------------------------------------------------------------------------------------------------------------
     Total other income                                                               165           355           347

General, administrative and other expense
   Employee compensation and benefits                                               3,122         2,107         1,979
   Occupancy and equipment                                                            853           622           590
   Federal deposit insurance premiums                                               1,598           395           367
   Franchise taxes                                                                    521           428           403
   Amortization of goodwill and other intangible assets                               143            --            --
   Data processing                                                                    268           188           170
   Other operating                                                                  1,133           645           663
---------------------------------------------------------------------------------------------------------------------
     Total general, administrative and other expense                                7,638         4,385         4,172
---------------------------------------------------------------------------------------------------------------------
     Earnings before income taxes                                                   2,480         2,733         3,548
Federal income taxes
   Current                                                                            916           774         1,025
   Deferred                                                                           (44)          145           151
---------------------------------------------------------------------------------------------------------------------
     Total federal income taxes                                                       872           919         1,176
---------------------------------------------------------------------------------------------------------------------
     Net earnings                                                                $  1,608      $  1,814      $  2,372
=====================================================================================================================
     Earnings per share                                                              $.38          $.45          $.58
=====================================================================================================================


The accompanying notes are an integral part of these statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEAR ENDED DECEMBER 31, 1996, 1995, AND 1994
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                           UNREALIZED
                                                                                                              GAINS
                                                                                                           (LOSSES) ON
                                                               ADDITIONAL                SHARES     SHARES   SECURITIES
                                                      COMMON    PAID-IN    RETAINED     ACQUIRED   ACQUIRED   AVAILABLE
                                                      STOCK     CAPITAL    EARNINGS      BY ESOP    BY MRP    FOR SALE      TOTAL
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994                             $121     $ 4,828    $ 22,344      $  (315)  $    (73)     $  --    $ 26,905

Net earnings for the year ended
   December 31, 1994                                     --          --       2,372           --         --         --       2,372
Exercise of 1,125 stock options                          --           6          --           --         --         --           6
Principal payments on loans to ESOP                      --          --          --           58         --         --          58
Cumulative effect of adopting SFAS
   No. 115, net of related tax effect                    --          --          --           --         --        160         160
Unrealized losses on securities designated as-
   available for sale, net of related tax benefits       --          --          --           --         --       (554)       (554)
Amortization of MRP                                      --          --          --           --         31         --          31
Stock dividend effected in the form of a
   3-for-2 split                                         60          --         (60)          --         --         --          --
Cash dividends of $.24 per share                         --          --        (438)          --         --         --        (438)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                            181       4,834      24,218         (257)       (42)      (394)     28,540

Net earnings for the year ended
   December 31, 1995                                     --          --       1,814           --         --         --       1,814
Exercise of 3,335 stock options                          --          14          --           --         --         --          14
Principal payments on loans to ESOP                      --          --          --           67         --         --          67
Proceeds on additional borrowings on
   loans to ESOP                                         --          --          --         (146)        --         --        (146)
Unrealized gains on securities designated as
   available for sale, net of related tax effects        --          --          --           --         --        337         337
Amortization of MRP                                      --          --          --           --         22         --          22
Cash dividends of $.30 per share                         --          --        (535)          --         --         --        (535)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                            181       4,848      25,497         (336)       (20)       (57)     30,113

Net earnings for the year ended
   December 31, 1996                                     --          --       1,608           --         --         --       1,608
Proceeds from issuance of common stock                  226      21,893         137       (1,822)        --         --      20,434
Issuance of shares in connection with merger            151      14,792          --           --         --         --      14,943
Exercise of 6,750 stock options                           1          32          --           --         --         --          33
Principal payments on loans to ESOP                      --          43          --          220         --         --         263
Unrealized gains on securities designated as
   available for sale, net of related tax effects        --          --          --           --         --        229         229
Amortization of MRP                                      --          --          --           --         20         --          20
Cash dividends of $.24 per share                         --          --        (931)          --         --         --        (931)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                           $559     $41,608    $ 26,311      $(1,938)    $   --      $ 172    $ 66,712
==================================================================================================================================


The accompanying notes are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         FOR THE YEAR ENDED DECEMBER 31,
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 1996           1995         1994
                                                                                              --------------------------------------
Cash flows from operating activities:
   Net earnings for the year                                                                  $    1,608     $  1,814     $   2,372
   Adjustments to reconcile net earnings to net cash provided by (used in)
    operating activities:
     Depreciation and amortization                                                                   335          265           235
     Amortization of premiums on investments and mortgage-backed securities                           47           34            77
     Amortization of deferred loan origination fees                                                 (117)        (222)         (263)
     Amortization expense of stock benefit plans                                                      63           22            31
     Amortization of goodwill                                                                        143           --            --
     Amortization of purchase accounting adjustments                                                (480)          --            --
     Loss on sale of investment and mortgage-backed securities                                       295           21            --
     Gain on sale of mortgage loans                                                                   (3)          (8)           (1)
     Loans disbursed for sale in the secondary market                                                (71)      (1,811)         (180)
     Proceeds from sale of loans in the secondary market                                             550        1,173           181
     Federal Home Loan Bank stock dividends                                                         (165)        (120)          (93)
     Provision for losses on loans                                                                   129           71            44
     Loss on sale of real estate acquired through foreclosure                                         --            5             2
     Increase (decrease) in cash, net of acquisition of Circle Financial
     Corporation, due to changes in:
         Accrued interest receivable on loans                                                       (328)          (6)         (105)
         Accrued interest receivable on mortgage-backed securities                                   338          (38)          (39)
         Accrued interest receivable on investments                                                  (65)         (20)           (5)
         Prepaid expenses and other assets                                                           837         (270)           10
         Accrued interest and other liabilities                                                     (499)         133          (178)
         Federal income taxes
             Current                                                                                  --           37            73
             Deferred                                                                                (44)         145           151
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                                       2,573        1,225         2,312

Cash flows provided by (used in) investing activities:
   Proceeds from sale of investment securities designated as available for sale                    6,966          979            --
   Purchase of investment securities designated as available for sale                            (13,540)      (2,511)         (500)
   Maturities of investment securities designated as available for sale                            4,079            4            --
   Purchase of Federal Home Loan Bank stock                                                          (28)         (38)           --
   Proceeds from sale of mortgage-backed securities designated as available for sale              28,943           --            --
   Purchase of mortgage-backed securities designated as available for sale                        (3,173)      (2,049)         (989)
   Purchase of mortgage-backed securities designated as held to maturity                              --       (4,538)       (8,706)
   Principal repayments on mortgage-backed securities designated as available for sale             6,182        1,389         3,448
   Principal repayments on mortgage-backed securities designated as held to maturity                 344        3,098         2,631
   Loan disbursements                                                                            (59,394)     (34,947)      (37,610)
   Purchase of loan participations                                                                    --       (3,409)       (1,556)
   Sale of loan participations                                                                        --          320            --
   Principal repayments on loans                                                                  37,106       28,923        26,052
   Purchases and additions to office premises and equipment                                       (1,284)        (257)       (1,073)
   Proceeds from sale of real estate acquired through foreclosure                                     --           91           520
   Additions to real estate acquired through foreclosure                                              --          (11)           --
   Acquisition of Circle Financial Corporation common stock--net                                  (5,359)          --            --
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) investing activities                                               842      (12,956)      (17,783)
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) operating and investing activities
     (subtotal carried forward)                                                                    3,415      (11,731)      (15,471)
-----------------------------------------------------------------------------------------------------------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         FOR THE YEAR ENDED DECEMBER 31,
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 1996           1995        1994
                                                                                              ------------------------------------
   Net cash provided by (used in) operating and investing activities
     (subtotal brought forward)                                                               $    3,415     $(11,731)    $ (15,471)

Cash provided by (used in) financing activities:
   Net increase in deposit accounts                                                               19,880        7,499        15,556
   Proceeds from Federal Home Loan Bank advances                                                  15,000       10,000         1,000
   Repayment of Federal Home Loan Bank advances                                                  (39,970)      (4,436)       (4,865)
   Proceeds from the exercise of stock options                                                        33           14             6
   Proceeds from issuance of common stock                                                         20,434           --            --
   Dividends on common stock                                                                        (931)        (535)         (438)
   Advances by borrowers for taxes and insurance                                                     263           78            87
------------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by financing activities                                                      14,709       12,620        11,346
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                              18,124          889        (4,125)
Cash and cash equivalents at beginning of year                                                     4,486        3,597         7,722
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                      $   22,610     $  4,486     $   3,597
====================================================================================================================================
Supplemental disclosure of cash flow information:
   Cash paid during the year for:
     Federal income taxes                                                                     $      755     $    737     $     952
====================================================================================================================================
     Interest on deposits and borrowings                                                      $   12,574     $ 10,155     $   8,347
====================================================================================================================================
Supplemental disclosure of noncash investing and financing activities:
   Foreclosed mortgage loans transferred to real estate acquired
     through foreclosure                                                                      $       --     $     --     $     503
====================================================================================================================================
   Transfer of investment and mortgage-backed securities
     to an available for sale classification                                                  $       --     $ 22,215     $  13,136
====================================================================================================================================
   Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                                      $      229     $    337     $    (394)
====================================================================================================================================
  Exchange of office premises and equipment for similar assets                                $       61     $     --     $      --
====================================================================================================================================
   Liabilities assumed and stock and cash paid in acquisition
     of Circle Financial Corporation                                                          $  265,904     $     --     $      --

   Less:  fair value of assets received                                                          258,175
------------------------------------------------------------------------------------------------------------------------------------
   Amount assigned to goodwill                                                                $    7,729     $     --     $      --
====================================================================================================================================



The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A -- SUMMARY OF ACCOUNTING POLICIES

     In 1992, Fidelity Federal Savings and Loan Association ("Fidelity") completed its reorganization into a federally-chartered, mutual holding company (the "Reorganization"). The Reorganization was approved by the Board of Directors, Fidelity's members and the Office of Thrift Supervision prior to its implementation.

     In accordance with the Reorganization, Fidelity organized Fidelity Federal Savings Bank (the "Savings Bank"), a federally-chartered stock savings bank, and transferred substantially all of its assets and all of its liabilities to the Savings Bank in exchange for shares of common stock, $.10 par value per share, and reorganized from a federally-chartered mutual savings and loan association to a federally-chartered mutual holding company known as Fidelity Federal Mutual Holding Company (the "Mutual Holding Company"). Concurrent with the Reorganization, the Savings Bank issued additional shares of its common stock to certain members of the public.

     On October 10, 1995, the Boards of Directors of the Savings Bank and the Mutual Holding Company adopted a Plan of Conversion (the "Plan") and in October 1995, the Savings Bank incorporated Fidelity Financial of Ohio, Inc. (the "Corporation") under Ohio law as a first-tier wholly owned subsidiary of the Savings Bank. Pursuant to the Plan, on March 4, 1996, (i) the Corporation completed its stock offering in connection with the Savings Bank's conversion from the mutual holding company form of organization to the stock holding company form whereby 2,278,100 shares of the Corporation's common stock, $.10 par value per share, were sold at $10 per share; (ii) the Mutual Holding Company converted to an interim federal stock savings institution and simultaneously merged with and into the Savings Bank, pursuant to which the Mutual Holding Company ceased to exist and the outstanding shares of the Savings Bank's common stock held by the Mutual Holding Company were canceled; and (iii) an interim savings bank ("Interim") formed as a wholly-owned subsidiary of the Corporation solely for such purpose, was merged with and into the Savings Bank (the "Conversion and Reorganization"). As a result of the merger of Interim with and into the Savings Bank, the Savings Bank became a wholly-owned subsidiary of the Corporation and the outstanding public Savings Bank's shares were converted into shares of the Corporation pursuant to an exchange ratio of 2.25 shares for one, which resulted in the holders of such shares owning in the aggregate approximately the same percentage of the common stock to be outstanding upon the completion of the Conversion and Reorganization as the percentage of Savings Bank common stock owned in the aggregate immediately prior to consummation of the Conversion and Reorganization. The costs of issuing the common stock were deducted from the sale proceeds of the offering. The offering was completed on March 4, 1996, and resulted in net capital proceeds totaling $20.4 million. Future references to the Corporation or Savings Bank are utilized herein as the context requires.

     On April 29, 1996, the Corporation entered into an Agreement of Merger, which was subsequently amended on June 13, 1996, with Circle Financial Corporation ("Circle"), a savings and loan holding company, pursuant to which Circle and its wholly owned subsidiary, Peoples Savings Association ("Peoples"), would merge with and into the Corporation (the "Merger"). The transaction was consummated on October 11, 1996, pursuant to the amended and restated Agreement of Merger, and was accounted for using the purchase method of accounting. The Corporation effected the acquisition through cash payments totaling $12.2 million and issuance of 1,513,967 shares of its common stock at a fair value of $9.87 per share. The acquisition resulted in the Savings Bank recording goodwill totaling $5.4 million, which will be amortized over a fifteen year term using the straight-line method.

     Presented below are pro-forma condensed consolidated statements of earnings and earnings per share which have been prepared as if the acquisition had been consummated as of the beginning of each of the respective years ended December 31, 1996 and 1995.

                                                              1996         1995
                                                              ------------------
                                                                (In thousands,
                                                              except share data)
                                                                  (unaudited)

Total interest income                                      $35,313       $31,837
Total interest expense                                      19,924        18,049
--------------------------------------------------------------------------------
Net interest income                                         15,389        13,788
Provision for losses on loans                                  129            71
Other income                                                   555         1,030
General, administrative and other expense                   12,645         9,077
--------------------------------------------------------------------------------
Earnings before income taxes                                 3,170         5,670
Federal income taxes                                         1,170         2,051
--------------------------------------------------------------------------------
Net earnings                                               $ 2,000       $ 3,619
================================================================================
Earnings per share                                         $   .38       $   .65
================================================================================

     The Corporation is a savings and loan holding company whose activities are primarily limited to holding the stock of the Savings Bank.

     The Savings Bank conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

     The financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

     The following is a summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1.   PRINCIPLES OF CONSOLIDATION

     The financial statements include the accounts of the Corporation and the Savings Bank. All significant intercompany balances and transactions have been eliminated.

2.   INVESTMENT AND MORTGAGE-BACKED SECURITIES

     The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses charged to operations or stockholders' equity, respectively. In November 1995, the Financial Accounting Standards Board (the "FASB") issued a Special Report on Implementation of SFAS No. 115, which provided for the reclassification of securities between the held-to-maturity, available for sale and trading portfolios during a forty-five day period, without calling into question management's prior intent with respect to such securities. Management elected to restructure the Savings Bank's securities portfolio pursuant to the Special Report, and transferred approximately $22.2 million of mortgage-backed securities from the held-to-maturity portfolio to an available for sale portfolio. As a result of the transfer, the Savings Bank recorded an unrealized loss, net of related tax effects, of approximately $83,000 to stockholders' equity.

     At December 31, 1996 and 1995, the Corporation's equity accounts reflected a net unrealized gain of $172,000 and a net unrealized loss of $57,000, net of related tax effects, respectively.

     Realized gains and losses on sales of securities are recognized using the specific identification method.

3.   LOANS RECEIVABLE

     Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees, the allowance for loan losses and premiums and discounts on loans purchased and sold. Premiums and discounts on loans purchased and sold are amortized and accreted to operations using the interest method over the average life of the underlying loans. Interest is accrued as earned, unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated. Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At December 31, 1995, loans held for sale were carried at cost.

4.   LOAN ORIGINATION AND COMMITMENT FEES

     The Savings Bank accounts for loan origination fees in accordance with the provisions of SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e. principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5.   ALLOWANCE FOR LOSSES ON LOANS

     It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loan loss experience, changes in the composition of the loan portfolio, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans (including development projects) and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

     In 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans observable market price or fair value of the collateral. The Savings Bank adopted SFAS No. 114, as subsequently amended, on January 1, 1995, without material effect on financial condition or results of operations.

     A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in multi-family and nonresidential loans, and its evaluation of any impairment thereon, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

     It is the Savings Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

     At December 31, 1996 and 1995, the Savings Bank had no loans that would be defined as impaired under SFAS No. 114.

6.   REAL ESTATE ACQUIRED THROUGH FORECLOSURE

     Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. A loan charge-off is recorded for any writedown in the loan's carrying value to fair value at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

7.   OFFICE PREMISES AND EQUIPMENT

     Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be thirty to forty years for buildings, five to fifteen years for building improvements, five to ten years for furniture and equipment and five years for automobiles. An accelerated method is used for tax reporting purposes.

8.   FEDERAL INCOME TAXES

     The Corporation accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 establishes financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

     The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, the general loan loss allowance, percentage of earnings bad debt deductions and certain components of retirement expense. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill resulting from the acquisition of Circle, net of amortization recorded in 1996, totaled approximately $7.7 million, and is being amortized over a fifteen year period using straight-line method. specifically identifiable intangible assets totaling $703,000 related to core deposits are being amortized over an estimated useful life of seven and a half years using an accelerated method.

     Management periodically evaluates the carrying value of these intangible assets in relation to the continuing earnings capacity of the acquired assets and assumed liabilities.

     In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The Corporation adopted SFAS No. 121 effective January 1, 1996, as required, without material effect on consolidated financial condition or results of operations.

10.  RETIREMENT AND INCENTIVE PLANS

     The Savings Bank has several retirement and incentive plans covering the directors and substantially all employees. Such plans are more fully described as follows.

     The Savings Bank has a 401(k) profit-sharing plan whereby employees may make voluntary tax deferred contributions up to 15% of their base annual compensation. The Savings Bank will provide, at its discretion, matching funds of each participant's contribution, subject to a maximum of 6% of base compensation. The Savings Bank's 401(k) profit-sharing plan expense for the years ended December 31, 1996, 1995 and 1994 amounted to $45,000, $46,000 and $47,000, respectively.

     The Savings Bank maintains an unfunded retirement plan for the specific benefit of four retired outside directors. The directors' retirement plan expense totaled approximately $18,000 for each of the years ended December 31, 1996, 1995 and 1994, respectively.

     The Savings Bank has an Employee Stock Ownership Plan (ESOP), which provides retirement benefits for all employees who have completed one year of service and have attained the age of 21. The Corporation recognized expense totaling $187,000, $93,000 and $77,000 related to the ESOP for the years ended December 31, 1996, 1995 and 1994, respectively.

     Additionally, the Corporation has a Management Recognition Plan (MRP). The MRP purchased 50,625 shares (exchange and split adjusted) of the common stock. All of the shares available under the plan were granted to executive officers of the Savings Bank during 1992. Common stock granted under the MRP vests ratably over a five-year period, commencing in May 1992. A provision of $20,000, $23,000 and $31,000 was charged to expense for the years ended December 31, 1996, 1995 and 1994, respectively.

11.  EARNINGS PER SHARE AND DIVIDENDS PER SHARE

     Earnings per share for 1996, 1995 and 1994 is based on net earnings divided by 4,207,788, 4,053,980 and 4,068,000 weighted-average shares outstanding during the respective periods. Weighted-average shares outstanding have been adjusted for the 2.25 exchange ratio effected in the Corporation's Conversion and Reorganization and a 3 for 2 stock split in 1994. There is no material dilutive effect attendant to the Corporation's Stock Option Plan.

12.  CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions with original maturities of less than 90 days.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

     The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

     The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at December 31, 1996 and 1995:

     CASH AND CASH EQUIVALENTS: The carrying amounts presented in the consolidated statement of financial condition for cash and cash equivalents are deemed to approximate fair value.

     INVESTMENT AND MORTGAGE-BACKED SECURITIES: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

     LOANS RECEIVABLE: The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality or quoted market prices, when available.

     FEDERAL HOME LOAN BANK STOCK: The carrying amount presented in the consolidated statement of financial condition is deemed to approximate fair value.

     DEPOSITS: The fair value of NOW accounts, passbook and club accounts, and money market deposits is deemed to approximate the amount payable on demand at December 31, 1996 and 1995. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

     FEDERAL HOME LOAN BANK ADVANCES: The fair value of Federal Home Loan Bank advances have been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

     LOAN TO EMPLOYEE STOCK OWNERSHIP PLAN (ESOP): The fair value of the ESOP loan is deemed to approximate the historical carrying value due to the daily repricing of the loan's interest rate.

     COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 1996, the difference between the fair value and notional amount of loan commitments was not material.

     Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31:

                                                           1996                    1995
                                                  -------------------------------------------
                                                  CARRYING      FAIR       CARRYING    FAIR
                                                    VALUE       VALUE        VALUE     VALUE
                                                  -------------------------------------------
Financial assets                                                (In thousands)
   Cash and cash equivalents                       $ 22,610   $ 22,610   $  4,486   $  4,486
   Investment securities                             16,120     16,120      6,044      6,044
   Mortgage-backed securities                        41,504     41,591     29,378     29,378
   Loans receivable                                 396,541    398,771    185,132    190,261
   Federal Home Loan Bank stock                       3,781      3,781      1,854      1,854
                                                   -----------------------------------------
                                                   $480,556   $482,873   $226,894   $232,023
                                                   =========================================

Financial liabilities
   Deposits                                        $408,159   $408,894   $180,697   $182,064
   Advances from Federal Home Loan Bank              20,186     20,207     17,653     17,846
   Loan to Employee Stock Ownership Plan                 --         --        336        336
   Advances by borrowers for taxes and insurance      2,005      2,005      1,063      1,063
                                                   -----------------------------------------
                                                   $430,350   $431,106   $199,749   $201,309
                                                   =========================================


14.  ADVERTISING

     Advertising costs are expensed when incurred.

15.  RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the 1996 consolidated financial statement presentation.

NOTE B -- INVESTMENT AND MORTGAGE-BACKED SECURITIES

     Amortized cost and estimated fair values of investment securities designated as available for sale at December 31, 1996 and 1995 consist of the following:

                                                 1996                     1995
                                        -----------------------------------------------
                                         AMORTIZED    MARKET      AMORTIZED     MARKET
                                          COST        VALUE        COST         VALUE
                                        -----------------------------------------------
                                                         (In thousands)
U. S. Government agency obligations      $ 8,502      $ 8,530      $ 5,016      $ 5,025
U. S. Government obligations               7,482        7,500          999        1,019
Corporate equity securities                   64           90           --           --
                                         ----------------------------------------------
                                         $16,048      $16,120      $ 6,015      $ 6,044
                                         ==============================================

     At December 31, 1996, the market value appreciation of the Corporation's investment securities in excess of amortized cost, totaling $72,000, was comprised of gross unrealized gains of $87,000 and gross unrealized losses of $15,000.

     At December 31, 1995, the market value appreciation of the Corporation's investment securities in excess of amortized cost, totaling $29,000, was comprised of gross unrealized gains of $41,000 and gross unrealized losses of $12,000.

     The amortized cost and market value of U.S. Government and agency obligations by contractual terms to maturity at December 31, 1996 and 1995 are shown below:

                                       1996                      1995
                              -------------------------------------------------
                              AMORTIZED      MARKET      AMORTIZED    MARKET
                                COST          VALUE        COST        VALUE
                              -------------------------------------------------
                                               (In thousands)
Due within two years          $ 8,490      $ 8,498      $ 3,006      $ 3,037
Due in two to five years        3,581        3,585        2,000        1,988
Due in five to ten years        2,987        3,021           --           --
More than ten years               926          926        1,009        1,019
                              -------------------------------------------------
                              $15,984      $16,030      $ 6,015      $ 6,044
                              =================================================

     The amortized cost, gross unrealized gains, gross unrealized losses and market values of mortgage-backed securities at December 31, 1996 and 1995 (including those designated as available for sale) are shown below.

                                                                                                         1996
                                                                                     ----------------------------------------------
                                                                                                   GROSS         GROSS
                                                                                    AMORTIZED   UNREALIZED    UNREALIZED    MARKET
                                                                                      COST         GAINS        LOSSES      VALUE
                                                                                     ----------------------------------------------
                                                                                                    (In thousands)
Available for sale:
 Federal Home Loan Mortgage Corporation participation certificates                  $19,767      $   186      $    27      $19,926
 Government National Mortgage Association participation certificates                  6,028           43            9        6,062
 Federal National Mortgage Association participation certificates                     4,776           50           54        4,772
                                                                                    ------------------------------------------------
   Total available for sale                                                          30,571          279           90       30,760

Held to maturity:
 Federal Home Loan Mortgage Corporation participation certificates                      696           --            7          689
 Government National Mortgage Association participation certificates                  8,354           80           --        8,434
 Federal National Mortgage Association participation certificates                       306           13           --          319
 Collateralized mortgage obligations of government agencies                           1,388            1           --        1,389
                                                                                    ------------------------------------------------
   Total held to maturity                                                            10,744           94            7       10,831
                                                                                    ------------------------------------------------
   Total mortgage-backed securities                                                 $41,315      $   373      $    97      $41,591
                                                                                    ================================================

                                                                                                 1995
                                                                             -----------------------------------------
                                                                                          GROSS       GROSS
                                                                             AMORTIZED  UNREALIZED  UNREALIZED  MARKET
                                                                               COST       GAINS       LOSSES     VALUE
                                                                             -----------------------------------------
                                                                                              (In thousands)
Available for sale:
   Federal Home Loan Mortgage Corporation participation certificates         $14,346    $    65     $   115    $14,296
   Government National Mortgage Association participation certificates         4,958         39          20      4,977
   Federal National Mortgage Association participation certificates            8,456         46          96      8,406
   Collateralized mortgage obligations of government agencies                  1,732         --          33      1,699
                                                                             -----------------------------------------
   Total mortgage-backed securities                                          $29,492    $   150     $   264    $29,378
                                                                             =========================================

     The amortized cost and market value of mortgage-backed securities at December 31, 1996 and 1995, by contractual terms to maturity, are shown below Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties. The Corporation had no mortgage-backed securities designated as held to maturity at December 31, 1995.

                                                  1996                1995
                                          ---------------------------------------
                                          AMORTIZED   MARKET  AMORTIZED   MARKET
                                             COST      VALUE     COST       VALUE
                                          ---------------------------------------
                                                        (In thousands)
Available for sale:
 Due within one year                       $ 1,790   $ 1,795   $ 2,109   $ 2,114
 Due after one to three years                4,001     4,012     3,105     3,113
 Due after three years to five years         2,445     2,465     1,577     1,585
 Due after five years to ten years           7,898     7,966     3,316     3,309
 Due after ten years to twenty years         9,033     9,095     8,760     8,698
 Due after twenty years                      5,404     5,427    10,625    10,559
                                           -------------------------------------
                                            30,571    30,760    29,492    29,378


Held to maturity:
 Due within one year                           193       194        --        --
 Due after one to three years                  426       429        --        --
 Due after three years to five years           486       489        --        --
 Due after five years to ten years           1,536     1,547        --        --
 Due after ten years to twenty years         4,569     4,606        --        --
 Due after twenty years                      3,534     3,566        --        --
                                          ---------------------------------------
                                            10,744    10,831        --        --
                                          ---------------------------------------
   Total mortgage-backed securities        $41,315   $41,591   $29,492   $29,378
                                           =====================================


NOTE C -- LOANS RECEIVABLE

     The composition of the loan portfolio at December 31, including loans held for sale, is as follows:


                                                        1996              1995
                                                      --------------------------
                                                             (In thousands)
Residential real estate
   One-to-four family residential                     $ 321,701       $ 142,246
   Multi-family residential                              25,580          18,833
   Construction                                          11,039           3,791
Nonresidential real estate and land                      33,055          20,773
Nonresidential construction                               2,800           1,000
Consumer and other                                        7,850           1,203
                                                      -------------------------
                                                        402,025         187,846
Undisbursed portion of loans in process                  (4,055)         (1,305)
Unamortized yield adjustments                               129            (591)
Allowance for loan losses                                (1,558)           (818)
                                                      -------------------------
                                                      $ 396,541       $ 185,132
                                                      =========================


     The Savings Bank's lending efforts have historically focused on residential and multi-family residential real estate loans, which comprised approximately $352.6 million, or 89%, of the total loan portfolio at December 31, 1996, and $162.2 million, or 88% of the total portfolio at December 31, 1995. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

     In May 1995, the FASB issued SFAS No. 122 "Accounting for Mortgage Servicing Rights," which requires that the Savings Bank recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights. SFAS No. 122 requires that securitization of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. SFAS No. 122 is to be applied prospectively to fiscal years beginning after December 15, 1995, (January 1, 1996, as to the Savings Bank) to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights and capitalized excess servicing receivables whenever acquired. Management adopted SFAS No. 122 as of January 1, 1996, as required, without material effect on consolidated financial condition or results of operations.

     In the normal course of business, the Savings Bank has made loans to its directors, officers and their related business interests. Related party loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. Loans to officers and directors totaled approximately $985,000, $428,000 and $37,000, at December 31, 1996, 1995 and 1994, respectively. The increase in such loans during 1996 was due primarily to loans acquired through the Merger.

NOTE D--ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for loan losses for the year ended December 31 is as follows:

                                                 1996         1995        1994
                                              ---------------------------------
                                                        (In thousands)
Beginning balance                             $   818      $   783      $   803
Allowance for loan losses of Circle               640           --           --
Provision for loan losses                         129           71           44
Charge-off of loans                               (29)         (36)         (64)
                                              ---------------------------------
Ending balance                                $ 1,558      $   818      $   783
                                              =================================


     At December 31, 1996, the Savings Bank's allowance for loan losses was comprised of a general loan loss allowance of $1,550,000, which is includible as a component of regulatory risk-based capital, and a specific loan loss allowance of $8,000.

     At December 31, 1996, 1995 and 1994, the Savings Bank had loans of $1.1 million, $1.0 million and $839,000, respectively, which had been placed on nonaccrual status due to concerns as to borrowers' ability to pay. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $59,000, $12,000 and $51,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE E -- OFFICE PREMISES AND EQUIPMENT

     Office premises and equipment is comprised of the following at December 31:

                                                               1996         1995
                                                             -------------------
                                                                (In thousands)
Land                                                         $ 1,826     $   718
Buildings and improvements                                     6,262       2,773
Furniture and equipment                                        3,630       1,088
Automobiles                                                       38          24
                                                             --------------------
                                                              11,756       4,603
Less accumulated depreciation and amortization                 4,385       2,075
                                                             --------------------
                                                             $ 7,371     $ 2,528
                                                             ===================

NOTE F -- DEPOSITS

     Deposits consist of the following major classifications at December 31:

DEPOSIT TYPE AND WEIGHTED AVERAGE INTEREST RATE

                                                           1996           1995
                                                         -----------------------
                                                              (In thousands)
NOW accounts
   December 31, 1996 - 1.77%                             $ 30,242
   December 31, 1995 - 2.43%                                            $ 10,314
Passbook and club accounts
   December 31, 1996 - 2.11%                               44,798
   December 31, 1995 - 2.50%                                              15,753
Money market deposit accounts
   December 31, 1996 - 3.19%                               17,350
   December 31, 1995 - 3.27%                                              12,800
                                                         -----------------------
       Total demand, transaction passbook deposits         92,390         38,867

Certificates of deposit
   Original maturities of:
     Less than 12 months
         December 31, 1996 - 5.57%                        108,602
         December 31, 1995 - 5.52%                                        21,059
     12 months to 18 months
         December 31, 1996 - 5.65%                        109,668
         December 31, 1995 - 6.14%                                        50,152
     21 months to 33 months
         December 31, 1996 - 6.07%                         51,925
         December 31, 1995 - 6.09%                                        45,716
     36 months to 48 months
         December 31, 1996 - 5.75%                         11,996
         December 31, 1995 - 5.53%                                         8,154
     More than 48 months
         December 31, 1996 - 6.49%                         33,578
         December 31, 1995 - 6.89%                                        16,749
                                                         -----------------------
         Total certificates of deposit                    315,769        141,830
                                                         -----------------------
         Total deposits                                  $408,159       $180,697
                                                         =======================


     At December 31, 1996 and 1995, the Corporation had deposit accounts with balances greater than $100,000 totaling $38.0 million and $16.9 million, respectively.

     Interest expense on deposits for the year ended December 31 is summarized as follows:

                                                     1996       1995       1994
                                                   -----------------------------
                                                            (In thousands)

Passbook and money market deposit accounts         $   931    $   849    $ 1,011
NOW accounts                                           280        267        190
Certificates of deposit                             10,343      8,151      6,277
                                                   -----------------------------
                                                   $11,554    $ 9,267    $ 7,478
                                                   =============================


Maturities of outstanding certificates of deposit at December 31 are summarized as follows:

                                                        1996              1995
                                                     ----------------------------
                                                           (In thousands)
Less than one year                                   $225,717           $ 87,815
One to three years                                     75,790             44,087
Over three years                                       14,262              9,928
                                                     ---------------------------
                                                     $315,769           $141,830
                                                     ===========================

NOTE G -- ADVANCES FROM THE FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank, collateralized at December 31, 1996 by pledges of certain residential mortgage loans totaling $30.4 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                                                            DECEMBER 31,
                                                        1996              1995
                                                       -------------------------
                                                             (In thousands)

Due within one year                                    $ 2,147          $ 4,168
Due after one to three years                             8,405            4,566
Due after three to five years                            4,851            4,907
Due after five to ten years                              2,422            3,645
Due after ten to twenty years                            2,361              367
                                                       -------------------------
                                                       $20,186          $17,653
                                                       =========================
Weighted-average interest rate                            6.22%            6.16%
                                                       =========================

NOTE H -- LOAN TO EMPLOYEE STOCK OWNERSHIP PLAN

     As discussed previously in Note A-10, the Savings Bank established an Employee Stock Ownership Plan (the "ESOP") which initially acquired 135,000 shares (exchange and split adjusted) of common stock of the Savings Bank in the initial common stock offering in 1992. In order to fund the acquisition of stock, the ESOP borrowed $400,000 from an independent third-party lender, payable over a seven year period. During 1995, the ESOP borrowed an additional $146,000 from an independent third-party lender, payable over a seven year period, to acquire approximately 21,950 shares (exchange and split adjusted) of common stock. Share totals have been adjusted to give effect to a stock dividend effected in the form of a 3-for-2 stock split and for the exchange of shares effected in connection with the Conversion and Reorganization. During 1996, in connection with the Corporation's common stock offering, the ESOP acquired 182,248 shares through funding from the Corporation, payable over a fifteen year period. Additionally, the $146,000 loan was repaid in 1996 with proceeds from a note payable to the Corporation. The sole security for the loans is the acquired stock, and while the Savings Bank has not guaranteed the loans, future contributions to retire the loans will be paid to the ESOP from current or retained earnings. Accordingly, the Savings Bank has deducted the remaining unpaid amount of the loans from the stockholders' equity and correspondingly reflected such amount as a liability. At December 31, 1996, the ESOP held remaining totaling 329,854 of the Corporation's common stock, with approximately 130,350 shares allocated to participants as of that date.

NOTE I -- FEDERAL INCOME TAXES

     The provision for federal income taxes differs from that computed at the statutory corporate tax rate for the year ended December 31 as follows:

                                                                       1996      1995       1994
                                                                     -----------------------------
                                                                               (In thousands)

Federal income taxes computed at the statutory rate                  $   843   $   929    $ 1,206
Increase (decrease) in taxes resulting from:

   Amortization of goodwill                                               26        --         --

   Other                                                                   3       (10)       (30)
                                                                     -----------------------------
Federal income tax provision per consolidated financial statements   $   872   $   919    $ 1,176
                                                                     =============================



     The composition of the Corporation's net deferred tax liability at December 31 is as follows:

                                                                                    1996      1995
                                                                                  ------------------
                                                                                     (In thousands)
Taxes (payable) refundable on temporary differences at statutory rate:
Deferred tax assets:
   Deferred loan origination fees                                                 $   175    $   213
   Retirement expense                                                                 388        217
   General loan loss allowance                                                        527        264
   Unrealized losses on securities designated as available for sale                    --         28
   Valuation allowances from Circle acquisition                                       375         --
   Other                                                                              164         46
                                                                                  ------------------
     Total deferred tax assets                                                      1,629        768
Deferred tax liabilities:
   Federal Home Loan Bank stock dividends                                            (533)      (294)
   Percentage of earnings bad debt deduction                                         (908)      (517)
   Unrealized gains on securities designated as available for sale                    (89)        --
   Book vs. tax depreciation                                                         (126)        --
   Valuation allowances from Circle acquisition                                      (123)        --
                                                                                  ------------------
     Total deferred tax liabilities                                                (1,779)      (811)
                                                                                  ------------------
   Net deferred tax liability                                                     $  (150)   $   (43)
                                                                                  ==================


     The Savings Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This percentage of earnings bad debt deduction had accumulated to approximately $14.2 million as of December 31, 1996. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $3.9 million at December 31, 1996. See Note K for additional information regarding future percentage of earnings bad debt deductions.

NOTE J -- COMMITMENTS

     The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

     The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

     At December 31, 1996, the Savings Bank had total outstanding commitments of approximately $3.2 million to originate residential one-to four-family and multifamily real estate loans on the basis of an 80% loan to value ratio, of which $1.3 million was comprised of adjustable rate loans at rates ranging from 6.75% to 8.50%, and $1.9 million was comprised of fixed rate loans at rates ranging from 6.88% to 8.75%. The Savings Bank also had outstanding commitments of approximately $1.4 million to originate nonresidential real estate loans. Additionally, the Savings Bank had unused lines of credit under home equity loans of approximately $5.3 million and unused collateralized lines of credit under multi-family and nonresidential real estate of $3.4 million. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 1996, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all commitments are able to be funded through cash flow from operations and excess liquidity. Fees received in connection with loan commitments have not been recognized in earnings.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Savings Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Savings Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

NOTE K -- STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

     The Savings Bank is subject to minimum capital requirements promulgated by the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Savings Bank's excess regulatory capital position as a result of this proposed change to the regulatory capital requirement. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

     At December 31, 1996, management believes that the Savings Bank met all regulatory capital requirements to which it was subject:

                                                                                      REGULATORY CAPITAL
                                                               ---------------------------------------------------------------
                                                                TANGIBLE               CORE               RISK-BASED
                                                                CAPITAL     PERCENT  CAPITAL     PERCENT    CAPITAL    PERCENT
                                                               ---------------------------------------------------------------
                                                                                        (In thousands)
Capital under generally accepted accounting principles         $ 55,903              $ 55,903              $ 55,903
Nonincludable assets:
   Unrealized gains on securities designated as available
    for sale                                                       (154)                 (154)                 (154)
   Goodwill                                                      (8,322)               (8,322)               (8,322)
Additional capital items:
   General valuation allowances--limited                             --                    --                   910
                                                               ---------------------------------------------------------------
Regulatory capital computed                                      47,427       9.8      47,427       9.8      48,337      19.2
Minimum capital requirement                                       7,234       1.5      14,468       3.0      20,189       8.0
                                                               ---------------------------------------------------------------
Regulatory capital--excess                                     $ 40,193       8.3    $ 32,959       6.8    $ 28,148      11.2
                                                               ===============================================================


     At December 31, 1996, the Savings Bank met all regulatory requirements for classification as a "well-capitalized" institution. A "well-capitalized" institution must have risk-based capital of 10.0%, and core capital of 5.0%. The Savings Bank's capital exceeded the minimum required amounts for classification as a "well-capitalized" institution by $23.1 million and $23.3 million, respectively.

     Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of (i) up to 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital to assets ratio exceeded its fully phased-in capital to assets ratio at the beginning of the year (ii) or 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Savings Bank had the ability to pay dividends of approximately $6.9 million to the Corporation at December 31, 1996.

     The deposit accounts of the Savings Bank and of other savings associations are insured by the FDIC through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

     During 1996, legislation was enacted to recapitalize the SAIF and eliminate the significant premium disparity that provided for a special assessment of $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Savings Bank had $173.1 million in deposits at March 31, 1995. The special assessment was finalized at $.657 per $100 in deposits, resulting in an assessment of approximately $1.1 million, or $749,000 after tax, which was recorded during 1996.

     A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 1999, assuming the elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. Under other proposed legislation, the Savings Bank would be regulated as a bank under federal laws which would subject it to the more restrictive activity limits imposed on national banks. Under separate legislation, the Savings Bank is required to recapture approximately $2.7 million of its bad debt reserve as taxable income, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its reserve in the future. The Savings Bank has provided deferred taxes for this amount and will be permitted to amortize the recapture of its bad debt reserve over six years.

NOTE L -- STOCK OPTION PLAN

     The Corporation has a Stock Option Plan that provides for the issuance of 168,750 shares of authorized, but unissued shares of common stock. The number of shares under option have been adjusted to reflect the 3 for 2 stock split effected during the year ended December 31, 1994, and the 2.25 for one exchange ratio effected in the Corporation's Conversion and Reorganization.

     The following summarizes stock option transactions for the years ended December, 31, 1996, 1995 and 1994:

                                                           OPTION
                                              NUMBER        PRICE
                                              OF SHARES   PER SHARE     TOTAL
                                              ----------------------------------
Outstanding at January 1, 1994                31,725       $2.96      $  93,906
Options granted                               16,875        5.04         85,050
Exercised                                     (1,125)       5.04         (5,670)
                                              ----------------------------------
Balance at December 31, 1994                  47,475        3.65        173,286

Options granted                               16,875        6.67        112,556
Exercised                                     (3,335)       4.20        (14,000)
                                              ----------------------------------
Balance at December 31, 1995                  61,015        4.46        271,842
Exercised                                     (6,750)       4.81        (32,501)
                                              ----------------------------------
Balance at December 31, 1996                  54,265       $4.41      $ 239,341
                                              ==================================

     At December 31, 1996, all of the stock options granted were subject to exercise at the discretion of the grantees, subject to expiration as follows:

                YEAR ENDED                  NUMBER OF SHARES

                   2002                          27,000
                   2004                          13,765
                   2005                          13,500
                                                 ------
                                                 54,265
                                                 ======


     On January 1, 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for employee stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Such disclosures are not required for the Corporation since no stock options were granted in 1996. The Corporation's employee stock option plan is accounted for under APB Opinion No. 25.

NOTE M -- CONDENSED FINANCIAL STATEMENTS OF FIDELITY FINANCIAL OF OHIO, INC.

     The following condensed financial statements summarize the financial position of Fidelity Financial of Ohio, Inc. as of December 31, 1996, and the results of its operations for the period then ended.


                        FIDELITY FINANCIAL OF OHIO, INC.
                        STATEMENT OF FINANCIAL CONDITION
                                December 31, 1996
                                 (In thousands)

ASSETS

Cash and due from banks                                                   $   189
Interest-bearing deposits in other financial institutions                   5,550
Investment securities available for sale at market                          3,080
Loan receivable from ESOP                                                   1,948
Investment in subsidiary                                                   56,458
Prepaid expenses and other                                                    205
---------------------------------------------------------------------------------
   Total assets                                                           $67,430
=================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Other liabilities                                                         $   718

Stockholders' equity
   Common stock and additional paid-in capital                             42,167
   Retained earnings                                                       24,540
   Unrealized gains on securities designated as available for sale, net         5
---------------------------------------------------------------------------------
   Total stockholders' equity                                              66,712
---------------------------------------------------------------------------------
   Total liabilities and stockholders' equity                             $67,430
=================================================================================



                        FIDELITY FINANCIAL OF OHIO, INC.
                              STATEMENT OF EARNINGS
                         Period ended December 31, 1996
                                 (In thousands)
Income
   Interest income                                                        $  289
   Equity in earnings of subsidiary                                        1,443
--------------------------------------------------------------------------------
   Total income                                                            1,732
General and administrative expenses                                          421
--------------------------------------------------------------------------------
   Earnings before income taxes                                            1,311
Federal income taxes                                                          35
--------------------------------------------------------------------------------
   NET EARNINGS                                                           $1,276
================================================================================


NOTE N -- REORGANIZATION AND CHANGE OF CORPORATION

     In 1992, Fidelity Federal Savings and Loan Association ("Fidelity") completed its reorganization into a federally-chartered, mutual holding company (the "Reorganization"). The Reorganization was approved by the Board of Directors, Fidelity's members and the Office of Thrift Supervision prior to its implementation.

     In accordance with the Reorganization, Fidelity organized Fidelity Federal Savings Bank (the "Savings Bank"), a federally-chartered stock savings bank, and transferred all but $100,000 of its assets and all of its liabilities to the Savings Bank in exchange for 1,012,500 shares (split adjusted) of common stock, $.10 par value per share, and reorganized from a federally-chartered mutual savings and loan association to a federally-chartered mutual holding company known as Fidelity Federal Mutual Holding Company (the "Mutual Holding Company"). Concurrent with the Reorganization, the Savings Bank issued an additional 750,000 shares (split adjusted) of its common stock to certain members of the public.

     On October 10, 1995, the Boards of Directors of the Savings Bank and the Mutual Holding Company adopted a Plan of Conversion (the "Plan") and in October 1995, the Savings Bank incorporated Fidelity Financial of Ohio, Inc. (the "Corporation") under Ohio law as a first-tier wholly owned subsidiary of the Savings Bank. Pursuant to the Plan, (i) the Mutual Holding Company converted to an interim federal stock savings institution and simultaneously merged with and into the Savings Bank, pursuant to which the Mutual Holding Company ceased to exist and the 1,012,500 shares, or 55.9%, of the outstanding Savings Bank common stock held by the Mutual Holding Company were canceled, and (ii) an interim savings bank ("Interim") formed as a wholly-owned subsidiary of the Corporation solely for such purpose was merged with and into the Savings Bank. As a result of the merger of Interim with and into the Savings Bank, the Savings Bank became a wholly-owned subsidiary of the Corporation and the outstanding public Savings Bank shares, which amounted to 797,880 shares, or 44.1%, of the outstanding Savings Bank common stock at December 31, 1995, were converted into the exchange shares pursuant to the exchange ratio of 2.25 shares to one, which resulted in the holders of such shares owning in the aggregate approximately the same percentage of the common stock to be outstanding upon the completion of the Conversion and Reorganization (i.e., the conversion stock and the exchange shares) as the percentage of Savings Bank common stock owned by them in the aggregate immediately prior to consummation of the conversion and reorganization, before giving effect to (a) the payment of cash in lieu of issuing fractional exchange shares, (b) any shares of conversion stock purchased by the Savings Bank's stockholders in the offerings or the ESOP thereafter, and
(c) any exercise of dissenters' rights. The costs of issuing the common stock were deducted from the sale proceeds of the offering. The offering was completed on March 4, 1996 and resulted in capital proceeds totaling $20.4 million, after consideration of offering expenses and shares acquired by the ESOP.

     The rights of Fidelity's depositors in liquidation in the conversion to stock form are maintained by the Savings Bank in an amount equal to the retained earnings of the Savings Bank reflected in the statement of financial condition used in the conversion offering circular. The liquidation account will be maintained for the benefit of eligible savings account holders who maintained deposit accounts in the Savings Bank after conversion.

NOTE O -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following table summarizes the Savings Bank's quarterly results for the years ended December 31, 1996 and 1995. Certain amounts, as previously reported, have been reclassified to conform to the 1996 presentation.


                                                              Three Months Ended
                                                 March 31,   June 30,   September 30, December 31,
                                                 -------------------------------------------------
1996:                                                  (In thousands, except per share data)
Total interest income                             $ 4,508     $ 4,652       $ 4,692      $ 8,886
Total interest expense                              2,649       2,603         2,618        4,786
                                                 -------------------------------------------------
Net interest income                                 1,859       2,049         2,074        4,100
Provision for losses on loans                          17          15            16           81
Other income (expense)                                114         102           104         (155)
General, administrative and other expense           1,119       1,184         2,379        2,956
                                                 -------------------------------------------------
Earnings (loss) before income taxes (credits)         837         952          (217)         908
Federal income taxes (credits)                        282         323           (71)         338
                                                  ------------------------------------------------
Net earnings (loss)                               $   555     $   629       $  (146)     $   570
                                                  ------------------------------------------------
Earnings (loss) per share                         $   .14     $   .16       $  (.04)     $   .12
                                                  ================================================


                                                                Three Months Ended
                                             March 31,   June 30,  September 30,  December 31,

1995:                                               (In thousands, except per share data)
                                             -------------------------------------------------
Total interest income                         $4,106     $4,199       $4,346       $4,350
Total interest expense                         2,368      2,522        2,642        2,635
                                             -------------------------------------------------
Net interest income                            1,738      1,677        1,704        1,715
Provision for losses on loans                     14         10           12           35
Other income                                      87         84           79          105
General, administrative and other expense      1,073      1,078        1,079        1,155
                                             -------------------------------------------------
Earnings before income taxes                     738        673          692          630
Federal income taxes                             252        217          234          216
                                             -------------------------------------------------
Net earnings                                  $  486     $  456       $  458       $  414
                                             -------------------------------------------------
Earnings per share                            $  .12     $  .11       $  .12       $  .10
                                             =================================================



                                    DIRECTORS

JOHN R. REUSING               President and Chief Executive Officer of Fidelity
                                Financial of Ohio, Inc., and Fidelity Federal
                                Savings Bank.

JOSEPH D. HUGHES              Executive Vice President and Chief Lending Officer
                                of Fidelity Financial of Ohio, Inc., and Fidelity
                                Federal Savings Bank.

MICHAEL W. JORDAN             General Manager of Jordan Realtors, Cincinnati,
                                Ohio.

DAVID A. LUECKE               President and Chief Executive Officer of Riemeier
                                Lumber Company, Cincinnati, Ohio.

CONSTANTINE N. PAPADAKIS      President of Drexel University, Philadelphia,
                                Pennsylvania.

THOMAS N. SPAETH              Managing partner of Spaeth & Batterberry,
                                Cincinnati, Ohio.

PAUL D. STAUBACH              Senior Vice President, Chief Financial Officer and
                                Secretary of Fidelity Financial of Ohio, Inc., and
                                Fidelity Federal Savings Bank.


ROBERT W. ZUMBIEL             President of C.W. Zumbiel Company, Norwood, Ohio.


                               EXECUTIVE OFFICERS

JOHN R. REUSING               President and Chief Executive Officer

JOSEPH D. HUGHES              Executive Vice President, Chief Lending Officer

PAUL D. STAUBACH              Senior Vice President, Chief Financial Officer

M. ROBIN RUHOLL-CASSADY       Vice President, Retail Banking

ANITA C. GLASMEIER            Vice President, Marketing

JERALD L. JONES               Vice President , Security

RUTH A. MEYERS                Vice President, Loan Servicing

JOHN P. OWENS                 Vice President, Mortgage Development and Production

DAVID R. PERSOHN              Vice President, Internal Audit

DEBORAH A. PETER              Vice President, Loan Operations

CAROLYN R. WATT               Vice President, Controller


                                    LOCATIONS

BLUE ASH                       793-5196
4144 Hunt Road
Cincinnati, OH  45236

DELHI                          451-5353
5030 Delhi Road
Cincinnati, OH  45238

GROESBECK                      521-3385
8045 Colerain Avenue
Cincinnati, OH  45239

HARTWELL                       821-8880
8434 Vine Street
Cincinnati, OH  45216

MADEIRA                        272-4200
7136 Miami Avenue
Cincinnati, OH  45243

NORWOOD                        351-6666
4555 Montgomery Rd.
Cincinnati, OH 45212

ROSS                           738-1111
3777 Hamilton Cleves Rd.
Hamilton, OH  45013

SHARONVILLE                    733-9300
11100 Reading Rd.
Cincinnati, OH 45241

TRI COUNTY MALL                671-0866
11700 Princeton Rd.
Cincinnati, OH  45246

WESTWOOD                       481-2481
3316 Glenmore Avenue
Cincinnati, OH 45211

LOVELAND                       683-1124
10640 Loveland-Madeira Road
Loveland, OH  45140
(Opening Second Quarter 1997)

                             CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Fidelity Financial of Ohio, Inc.
4555 Montgomery Road
Cincinnati, OH  45212
(513) 351-6666

STOCK LISTING
The Nasdaq National Market
Symbol:  FFOH

TRANSFER AGENT AND REGISTRAR
Fifth Third Bank
Corporate Trust Services
Mail Location 1090F5
38 Fountain Square Plaza
Cincinnati, OH  45263
(513) 579-5320
(800) 837-2755

INDEPENDENT AUDITORS
Grant Thornton LLP
625 Eden Park Drive, Suite 900
Cincinnati, OH 45202-4181

SPECIAL LEGAL COUNSEL
Elias, Matz, Tiernan & Herrick L.L.P.
734 15th Street, N.W., 12th Floor
Washington, D.C. 20005

ANNUAL MEETING
April 29, 1997, 2:00 P.M.
Quality Hotel Central
4747 Montgomery Road
Norwood, Ohio 45212

FORM 10-K

Fidelity Financial of Ohio, Inc. is required to file an annual report an Form 10-K for its fiscal year ended December 31, 1996 with the Securities and Exchange Commission. Copies of this annual report and quarterly reports may be obtained without charge by contacting:

Paul D. Staubach
Senior Vice President, Chief
   Financial Officer and Secretary
Fidelity Financial of Ohio, Inc.
4555 Montgomery Road
Cincinnati, OH  45212

MARKET MAKERS
Chicago Corporation
Ernst & Company
Friedman, Billings, Ramsey & Co., Inc.
Gradison/McDonald & Co. Securities, Inc.
Herzog, Heine, Geduld, Inc.
Josephthal, Lyon & Ross
Knight Securities, Inc.
Mayer & Schweitzer, Inc.
Nash, Weiss & Co.
Rodman & Renshaw, Inc.
Ryan, Beck & Co.
Sandler, O'Neill & Partners, L.P.