Form 10-K405, Exhibit 13
period 1997-12-31
FIDELITY FINANCIAL OF OHIO INC
filed 1998-03-30
CIK 1003468

                                                                    Exhibit 13.0












                                    [Cover]

                        Fidelity Financial of Ohio, Inc.

                               Annual Report 1997

                CONTENTS

LETTER TO STOCKHOLDERS..........................   1

BUSINESS OF THE CORPORATION.....................   2

MARKET PRICE OF STOCK AND RELATED INFORMATION...   3

SELECTED CONSOLIDATED FINANCIAL AND OTHER
  DATA..........................................   4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS....................................   6

INDEPENDENT AUDITORS' REPORT....................  16

CONSOLIDATED STATEMENTS OF FINANCIAL
  CONDITION.....................................  17

CONSOLIDATED STATEMENTS OF EARNINGS.............  18

CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
  EQUITY........................................  19

CONSOLIDATED STATEMENTS OF CASH FLOWS...........  20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS......  22

DIRECTORS AND OFFICERS..........................  40

LOCATIONS.......................................  40

--------------------------------------------------------------------------------
                              TO OUR STOCKHOLDERS
--------------------------------------------------------------------------------

Dear Stockholders,

    It is my pleasure to report to you on the operations of Fidelity Financial of Ohio, Inc. for the year ended December 31, 1997. Net earnings for the year were a record $4.9 million, or $.90 per share, as compared to $1.6 million, or $.38 per share, for the year ended December 31, 1996, representing an increase of 203.2%.

    Net earnings for 1996 were impacted by two non-recurring events: a $749,000 after-tax charge for the FDIC special assessment and $646,000 in after-tax charges as a result of the merger with Circle Financial Corporation. Absent these two charges, net earnings for the year ended December 31, 1996 would have been approximately $3.0 million, or $.71 per share.

    In 1997, total assets grew to $535.1 million as compared to $499.9 million at December 31, 1996, an increase of $35.2 million, or 7.04%. Loans receivable totaled $436.9 million at December 31, 1997, an increase of $40.3 million over the balance at year end 1996.

    Stockholders' equity totaled $64.3 million at December 31, 1997, as compared to $66.7 million at December 31, 1996. The decrease in stockholders' equity was attributable to cash distributions of over $7.0 million, including a $1.00 per share special distribution paid in December 1997. We were very pleased to have received a Private Letter Ruling from the Internal Revenue Service concerning the income tax consequences of our cash distributions paid to stockholders, wherein one hundred percent of all cash distributions paid in 1997 have been deemed a return of capital. Fidelity still maintains a healthy tangible capital ratio of 10.74% and we will continue to explore opportunities that will enable us to profitably leverage our capital position.

    Fidelity expanded its full service branch network in 1997 by establishing two new offices to serve the communities of Loveland and Anderson Township. This now brings our branch total to 12 facilities strategically located throughout the greater Cincinnati marketplace. All offices are equipped with ATMs which will further enhance our ability to better serve our customers' needs.

    We appreciate the commitment made by our directors and staff for Fidelity's success and want to thank our stockholders for your continued support.

Sincerely,

/s/ John R. Reusing

John R. Reusing
President
Fidelity Financial of Ohio, Inc.

                          BUSINESS OF THE CORPORATION

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

    The Savings Bank is a federally chartered savings bank which conducts business through 12 full-service offices located in the Cincinnati, Ohio metropolitan area. The Savings Bank is primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to originate loans secured by single-family residences located primarily in southwestern Ohio. Such loans amounted to $341.6 million, or 77.1% of the Savings Bank's total loan portfolio at December 31, 1997. To a lesser extent, the Savings Bank originates loans secured by existing multi-family residential and non-residential real estate, which amounted to $76.7 million, or 17.3% of the total loan portfolio at December 31, 1997, as well as construction loans and consumer loans, which respectively amounted to $15.3 million, or 3.4% of the total loan portfolio and $9.3 million, or 2.1% of the total loan portfolio at such date. The Savings Bank also invests in U.S. Government and federal agency obligations and mortgage-backed securities which are insured by federal agencies.

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

                 MARKET PRICE OF STOCK AND RELATED INFORMATION

    Shares of Fidelity Financial of Ohio, Inc.'s common stock are traded under the symbol "FFOH" on the Nasdaq National Market. At March 13, 1998, the Corporation had 5,595,058 shares of common stock outstanding and had approximately 979 stockholders of record. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

    The following table sets forth the reported high and low sales prices of a share of the Corporation's common stock as reported by Nasdaq (the Corporation's common stock commenced trading on the Nasdaq National Market on March 4, 1996).

                        For the year ended December 31, 1997               High          Low
            ----------------------------------------------------------------------------------
            1997 SALES PRICES

            Quarter ending December 31, 1997                              $16.25        $14.25
            Quarter ending September 30, 1997                              16.50         14.50
            Quarter ending June 30, 1997                                   15.00         12.38
            Quarter ending March 31, 1997                                  13.75         11.50
            For the year ended December 31, 1996                            High          Low
            ----------------------------------------------------------------------------------
            1996 SALES PRICES

            Quarter ending December 31, 1996                              $11.88        $ 9.75
            Quarter ending September 30, 1996                              10.25          9.63
            Quarter ending June 30, 1996                                   10.63          9.63
            Quarter ending March 31, 1996                                  11.00          9.75

    Prior to March 4, 1996, there was no active and liquid public trading market for the Corporation's common stock. The Corporation has been informed by brokers who have executed trades in the Corporation's common stock that there were a number of trades for the year ended December 31, 1995. The transactions for which the Corporation has information took place at prices that range from $6.67 to $10.89 for the year ended December 31, 1995 (as adjusted to reflect the 2.25 to 1 exchange ratio which was utilized to convert the Savings Bank's common stock into common stock of the Corporation in connection with the Conversion and Reorganization).

    Distributions with respect to the Corporation's common stock (including the Savings Bank's common stock prior to the Conversion and Reorganization) for the years ended December 31, 1997, 1996 and 1995 are set forth below.

                                                                                  Cash
            For the year ended December 31, 1997                              Distributions
            -------------------------------------------------------------------------------
            Quarter ending December 31, 1997                                     $1.070
            Quarter ending September 30, 1997                                     0.070
            Quarter ending June 30, 1997                                          0.070
            Quarter ending March 31, 1997                                         0.070
                                                                                  Cash
            For the year ended December 31, 1996                              Distributions
            -------------------------------------------------------------------------------
            Quarter ending December 31, 1996                                     $0.050
            Quarter ending September 30, 1996                                     0.050
            Quarter ending June 30, 1996                                          0.050
            Quarter ending March 31, 1996                                         0.094
                                                                                  Cash
            For the year ended December 31, 1995                              Distributions
            -------------------------------------------------------------------------------
            Quarter ending December 31, 1995                                     $0.075
            Quarter ending September 30, 1995                                     0.075
            Quarter ending June 30, 1995                                          0.075
            Quarter ending March 31, 1995                                         0.075

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

                                                                           At December 31,
                                                         ----------------------------------------------------
                                                           1997       1996       1995       1994       1993
                                                         ----------------------------------------------------
                                                                            (In thousands)
SELECTED CONSOLIDATED FINANCIAL CONDITION DATA:
Total assets                                             $535,100   $499,918   $231,137   $216,168   $202,991
Federal funds sold and interest-bearing deposits           27,730     20,489      2,784      1,766      6,002
Investment securities available for sale--at market
  (1)                                                       6,020     16,120      6,044      4,267         --
Investment securities--at cost                                 --         --         --         --      4,023
Mortgage-backed securities available for sale--at
  market (1)                                               25,827     30,760     29,378      6,280         --
Mortgage-backed securities--at cost                        13,527     10,744         --     20,792     23,873
Loans receivable--net (2)                                 436,852    396,541    185,132    175,222    162,392
Goodwill and other intangible assets                        7,628      8,322         --         --         --
Deposits                                                  432,024    408,159    180,697    173,198    157,642
FHLB advances                                              34,233     20,186     17,653     12,089     15,954
Stockholders' equity -- net                                64,274     66,712     30,113     28,540     26,905

                                                                       Year Ended December 31,
                                                         ----------------------------------------------------
                                                           1997       1996       1995       1994       1993
                                                         ----------------------------------------------------
                                                                  (In thousands, except share data)
SELECTED OPERATING DATA:
Total interest income                                    $ 38,151   $ 22,738   $ 17,001   $ 15,748   $ 16,310
Total interest expense                                     22,562     12,656     10,167      8,331      8,106
                                                         ----------------------------------------------------
  Net interest income                                      15,589     10,082      6,834      7,417      8,204
Provision for losses on loans                                 101        129         71         44         52
                                                         ----------------------------------------------------
  Net interest income after provision for losses on
     loans                                                 15,488      9,953      6,763      7,373      8,152
Other income                                                1,415        165        355        347        250
General, administrative and other expenses                 (9,369)    (7,638)    (4,385)    (4,172)    (4,000)
                                                         ----------------------------------------------------
Earnings before income taxes                                7,534      2,480      2,733      3,548      4,402
Federal income taxes                                       (2,658)      (872)      (919)    (1,176)    (1,464)
                                                         ----------------------------------------------------
Net earnings                                             $  4,876   $  1,608   $  1,814   $  2,372   $  2,938
                                                         ====================================================
Earnings per share
  Basic                                                     $0.90      $0.38      $0.45      $0.58      $0.73
                                                         ====================================================
  Diluted                                                   $0.89      $0.38      $0.44      $0.58      $0.73
                                                         ====================================================

Footnote explanations on following page.

                                                                  At or for the year ended December 31,
                                                           ----------------------------------------------------
                                                             1997       1996       1995       1994       1993
                                                           ----------------------------------------------------
SELECTED OPERATING RATIOS (3):
Return on average assets (4)                                 0.94%      0.53%      0.82%      1.14%      1.47%
Return on average equity (4)                                 7.22%      3.16%      6.17%      8.51%     11.41%
Tangible equity to tangible assets at end of period         10.74%     11.88%     13.03%     13.20%     13.25%
Interest rate spread (5)                                     2.58%      2.59%      2.44%      3.04%      3.63%
Net interest margin (5)                                      3.11%      3.40%      3.13%      3.63%      4.20%
Non-performing loans to total loans at end of period (6)     0.22%      0.28%      0.54%      0.47%      0.88%
Non-performing assets to total assets at end of period
  (6)                                                        0.18%      0.23%      0.44%      0.43%      0.77%
Allowance for loan losses to non-performing loans at end
  of period                                                167.81%    137.88%     81.23%     95.71%     51.50%
Average interest-earning assets to average
  interest-bearing liabilities                             111.88%    118.89%    114.74%    114.49%    113.91%
General, administrative and other expenses to average
  total assets (4)                                           1.80%      2.51%      1.97%      2.00%      2.01%
Full service offices                                            12         10          4          4          3

(1) The Corporation adopted SFAS No. 115 as of January 1, 1994. In connection therewith, the Corporation classified certain of its debt securities as available for sale. For additional information, see Notes A-2 and B of Notes to Consolidated Financial Statements.

(2) At December 31, 1997 and 1995, included $438,000 and $646,000 of loans classified as held for sale, respectively.

(3) With the exception of end of period ratios, all ratios are based on average monthly balances during the period.

(4) Before consideration of non-recurring charges incurred in 1996, including the SAIF recapitalization assessment and merger related expenses, the ratios set forth below would have been as follows:
      Return on average assets                 0.92%
      Return on average equity                 5.52%
      General, administrative and
      other expenses to average total assets   1.91%

(5) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(6) Non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more, and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.

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

    The operating results of the Savings Bank depend primarily upon its net interest income, which is determined by the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing liabilities, which principally consist of customer deposits and borrowings. The Savings Bank's net earnings is also affected by its provision for losses on loans, as well as the level of its other income, including gains and losses on sales of loans, investment securities and real estate acquired through foreclosure, rental income and other miscellaneous operating income, and its general, administrative and other expenses, such as employee compensation and benefits, occupancy and equipment expense, federal deposit insurance premiums, franchise taxes and miscellaneous other operating expenses, and federal income tax expense.

    In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Corporation's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Corporation's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

    1. Management's determination of the amount and adequacy of the allowance for loan losses;
    2. The effect of changes in interest rates;
    3. Management's opinion as to the effects of recent accounting pronouncements on the Corporation's consolidated financial statements;
    4. Management's determination of the effects of the year 2000 on its information technology systems.

                         ASSET AND LIABILITY MANAGEMENT

    In general, financial institutions are vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. The lending activities of the Savings Bank have historically emphasized the origination of long-term, fixed-rate loans secured by single-family residences, and the primary source of funds of such institutions has been deposits, which largely mature or are subject to repricing within a short period of time. This factor, in combination with substantial investments in long-term, fixed-rate loans, has historically caused the income earned by the Savings Bank on its loan portfolio to adjust more slowly to changes in interest rates than its cost of funds. While having liabilities that reprice more frequently than assets is generally beneficial to net interest income in times of declining interest rates, such an asset/liability mismatch is generally detrimental during periods of rising interest rates.

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

    The Savings Bank's Asset and Liability Management Committee has in recent periods implemented asset and liability management policies designed to better match the maturities and repricing terms of the Savings Bank's interest-earning assets and interest-bearing liabilities in order to minimize the adverse effects on the Savings Bank's results of operations of material and prolonged increases in interest rates. The Savings Bank has undertaken a variety of strategies to reduce its exposure to interest rate fluctuations, including (i) subject to market conditions, emphasizing the origination and purchase of adjustable-rate mortgage loans and balloon loans (which amortize over a fifteen to thirty-year period but are payable at the end of five, seven or ten years); (ii) continuing to invest excess cash in adjustable-rate and medium-term (primarily five years or less) mortgage-backed securities; (iii) maintaining high levels of capital and strong asset quality; (iv) attempting to attract, to the extent possible, longer-term, fixed-rate deposit accounts; (v) utilization of longer-term FHLB advances; and (vi) the sale of certain long-term fixed-rate mortgage loans in the secondary market.

    As a result of implementing these asset and liability initiatives, at December 31, 1997, $254.7 million, or 57.5% of the Savings Bank's total loan portfolio consisted of adjustable-rate or balloon loans. As of such date, $175.3 million, or 50.3% of the Savings Bank's portfolio of single-family residential mortgage loans consisted of adjustable-rate or balloon loans. In addition, at December 31, 1997, $39.4 million, or 100.0% of the Savings Bank's mortgage-backed securities portfolio consisted of adjustable-rate securities or had scheduled maturities of five years or less.

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

    At December 31, 1997, 2% of the present value of the Savings Bank's assets was approximately $10.6 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $15.9 million at December 31, 1997, the Savings Bank would have been required to deduct $2.7 million (50% of the $5.3 million difference) from its capital in determining whether the Savings Bank met its risk-based capital requirement. Despite such reduction, however, the Savings Bank's risk-based capital at December 31, 1997, would still have exceeded the regulatory requirement by approximately $29.4 million.

    The following table presents the Savings Bank's NPV as of December 31, 1997, as calculated by the OTS, based on information provided to the OTS by the Savings Bank.

                              NET PORTFOLIO VALUE

  Change in                   Estimated NPV
Interest Rates   Estimated   as a Percentage    Amount
(Basis Points)      NPV         of Assets      of Change   Percent
------------------------------------------------------------------
     +400         $21,527          4.47%       $(36,253)     (63)%
     +300          31,845          6.43         (25,935)     (45)
     +200          41,830          8.23         (15,950)     (28)
     +100          50,776          9.76          (7,004)     (12)
       --          57,780         10.89              --       --
     -100          61,775         11.48           3,995        7
     -200          62,699         11.55           4,919        9
     -300          64,467         11.76           6,687       12
     -400          68,403         12.30          10,623       18

   CHANGES IN FINANCIAL CONDITION FROM DECEMBER 31, 1996 TO DECEMBER 31, 1997

    The Corporation's consolidated total assets amounted to $535.1 million at December 31, 1997, an increase of $35.2 million, or 7.0%, over the $499.9 million total at December 31, 1996. The growth in assets was funded primarily through growth in deposits of $23.9 million and an increase of $14.0 million in FHLB advances, which were partially offset by a decline in stockholders' equity of $2.4 million.

     Cash and cash equivalents, comprised of cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions, amounted to $30.5 million at December 31, 1997, an increase of $7.9 million, or 35.0%, over the total in 1996. The increase in cash and cash equivalents generally reflects funds received in December upon sale of mortgage-backed securities. Such proceeds were held to fund commitments to originate loans at December 31, 1997.

     Investment securities totaled $6.0 million at December 31, 1997, a decrease of $10.1 million, or 62.7%, from 1996 levels. The decrease was due primarily to sales and maturities totaling $16.0 million and $7.7 million, respectively, which were partially offset by purchases totaling $13.5 million. Proceeds from sales of investment securities included $6.0 million which were sold to partially fund the $1.00 per share return of capital distribution paid in December 1997, while approximately $7.5 million in proceeds were redeployed into purchases of short-term balloon maturity mortgage-backed securities.

     Mortgage-backed securities (including securities classified as available for sale) totaled $39.4 million at December 31, 1997, a decrease of $2.2 million, or 5.2%, from the total in 1996. The decrease in mortgage-backed securities was due primarily to sales of $22.7 million and principal repayments of $6.8 million, which were partially offset by purchases totaling $19.2 million. Sales of mortgage-backed securities totaling $4.2 million during January 1997, reflected management's completion of restructuring the portfolio acquired in the merger with Circle in order to achieve an interest rate risk position in accordance with the operating policies of the Savings Bank. Proceeds from these sales were redeployed into purchases of $5.1 million of adjustable-rate thirty year term mortgage-backed securities. Additionally, $10.3 million of mortgage-backed securities were sold in May to fund growth in the loan portfolio, while $8.2 million of securities were sold in December, as previously discussed.

     Loans receivable increased by $40.3 million, or 10.2%, to a total of $436.9 million at December 31, 1997, as compared to $396.5 million at December 31, 1996. The increase resulted primarily from loan disbursements of $131.8 million, which were partially offset by principal repayments totaling $79.0 million and sales of $4.1 million. Loan originations during 1996 increased by $72.4 million, or 121.7%, over 1996 totals, which reflects the effects of the combined companies for a full year following the completion of the Merger in October 1996. The Savings Bank's loan originations during 1997 were primarily comprised of one-to four-family and multi-family loans, which totaled $95.2 million, or 72.2%, of total loan originations.

    The Savings Bank's allowance for loan losses totaled $1.7 million at December 31, 1997, an increase of $100,000, or 6.4%, over the total at December 31, 1996. The allowance represented .37% and .39% of total loans at December 31, 1997 and 1996, respectively, and 172.9% and 137.9% of nonperforming loans, which totaled $1.0 million and $1.1 million at those respective dates. While management believes the Savings Bank's allowance for loan losses is adequate at December 31, 1997, based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect future operating results.

    Deposits totaled $432.0 million at December 31, 1997, an increase of $23.9 million, or 5.8%, over 1996 levels. Deposits subject to daily repricing totaled $91.4 million, or 21.2% of total deposits at December 31, 1997, as compared to 22.6% of total deposits at December 31, 1996. Certificates of deposit totaled $340.6 million, or 78.8% of total deposits at December 31, 1997, as compared to 77.4% in 1996.

    Advances from the Federal Home Loan Bank totaled $34.2 million at December 31, 1997, an increase of $14.0 million, or 69.6%, over 1996 levels. The increase resulted primarily from $21.5 million in borrowings during 1997, which were partially offset by repayments of $7.5 million. During 1997, management elected to utilize FHLB advances to fund originations of nonresidential loans, including loan participations, totaling $13.5 million, which provided for an initial interest rate spread of approximately 2.30%.

    Stockholders' equity totaled $64.3 million at December 31, 1997, a decrease of $2.4 million, or 3.7%, from the total at December 31, 1996. The decrease resulted primarily from the $7.0 million, or $1.28 per share in distributions paid on common stock during the year, which were partially offset by net earnings of $4.9 million.

     AVERAGE BALANCE, NET INTEREST INCOME AND YIELDS EARNED AND RATES PAID

    The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes. All average balances are based on average monthly balances during the period.

                                                                Year Ended December 31,
                                          -------------------------------------------------------------------
                                                      1997(1)                              1996
                                          -------------------------------------------------------------------
                                            Average     Interest   Average     Average     Interest   Average
                                          Outstanding   Earned/    Yield/    Outstanding   Earned/    Yield/
                                            Balance       Paid      Rate       Balance       Paid      Rate
                                          -------------------------------------------------------------------
                                                                (Dollars in thousands)
Interest-earnings assets:
  Loans receivable (2)                     $427,912     $33,433      7.81%    $234,133     $18,872      8.06%
  Mortgage-backed securities (3)             40,245       2,651      6.59%      32,263       2,103      6.52%
  Investment securities (3)                  15,082       1,006      6.67%      13,087         833      6.37%
  Other interest-earning assets              18,318       1,061      5.79%      16,896         930      5.50%
                                          -------------------------------------------------------------------
  Total interest-earning assets             501,557      38,151      7.61%     296,379      22,738      7.67%
Non-interest earning assets                  19,902                              8,377
                                           --------                           --------
  Total assets                             $521,459                           $304,756
                                           ========                           ========
Interest-bearing liabilities:
  Deposits:
    NOW accounts                           $ 22,184     $   322      1.45%    $ 14,100     $   280      1.99%
    Passbook and club accounts               42,712         859      2.01%      23,673         516      2.18%
    Money market deposit accounts            24,839         796      3.20%      13,198         415      3.14%
    Certificates of deposit accounts        332,370      18,946      5.70%     180,521      10,343      5.73%
  Borrowings (4)                             26,208       1,639      6.25%      17,794       1,102      6.19%
                                          -------------------------------------------------------------------
  Total interest-bearing liabilities        448,313      22,562      5.03%     249,286      12,656      5.08%
Non-interest-bearing liabilities              5,590                              4,612
                                          -------------------------------------------------------------------
  Total liabilities                         453,903                            253,898
Stockholders' equity                         67,556                             50,858
                                           --------                           --------
  Total liabilities and stockholders'
    equity                                 $521,459                           $304,756
                                           ========                           ========
Net interest income/ interest rate
  spread                                                $15,589      2.58%                 $10,082      2.59%
                                          ===================================================================
Net interest margin(5)                                               3.11%                              3.40%
                                          ===================================================================
Average interest-earning assets to
  average interest-bearing liabilities       111.88%                            118.89%
                                          ===================================================================

                                              Year Ended December 31,
                                          --------------------------------
                                                        1995
                                          --------------------------------
                                            Average     Interest   Average
                                          Outstanding   Earned/    Yield/
                                            Balance       Paid      Rate
                                          --------------------------------
                                               (Dollars in thousands)
Interest-earnings assets:
  Loans receivable (2)                     $180,935     $14,697      8.12%
  Mortgage-backed securities (3)             27,178       1,695      6.24%
  Investment securities (3)                   5,020         307      6.12%
  Other interest-earning assets               5,071         302      5.96%
                                          -----------------------------------------
  Total interest-earning assets             218,204      17,001      7.79%
Non-interest earning assets                   4,284
                                           --------
  Total assets                             $222,488
                                           ========
Interest-bearing liabilities:
  Deposits:
    NOW accounts                           $  9,213     $   267      2.90%
    Passbook and club accounts               16,297         432      2.65%
    Money market deposit accounts            12,953         417      3.22%
    Certificates of deposit accounts        137,564       8,151      5.93%
  Borrowings (4)                             14,146         900      6.36%
                                          ---------------------------------------------------------
  Total interest-bearing liabilities        190,173      10,167      5.35%
Non-interest-bearing liabilities              2,912
                                          -------------------------------------------------------------------
  Total liabilities                         193,085
Stockholders' equity                         29,403
                                           --------
  Total liabilities and stockholders'
    equity                                 $222,488
                                           ========
Net interest income/ interest rate
  spread                                                $ 6,834      2.44%
                                          ===================================================================
Net interest margin(5)                                               3.13%
                                          ===================================================================
Average interest-earning assets to
  average interest-bearing liabilities       114.74%
                                          ===================================================================

(1) At December 31, 1997, the yields earned and rates paid were as follows: loans receivable, 7.82%; mortgage-backed securities, 6.83%; investment securities, 6.92%; other interest-earning assets, 5.68%; total interest-earning assets, 7.60%; deposits, 5.08%; borrowings, 6.21%; total interest-bearing liabilities, 5.16%; interest rate spread, 2.44%.

(2) Includes loans classified as held for sale.

(3) Includes mortgage-backed and investment securities classified as available for sale.

(4) Includes FHLB advances and a loan from a third-party financial institution to the Savings Bank's Employee Stock Ownership Plan for the year ended December 31, 1996 and 1995.

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

                                                                     Year ended December 31,
                                                         1997 vs. 1996                     1996 vs. 1995
                                                 ---------------------------------------------------------------
                                                     Increase                         Increase
                                                    (Decrease)         Total         (Decrease)         Total
                                                      Due to          Increase         Due to          Increase
                                                 Rate     Volume     (Decrease)    Rate     Volume    (Decrease)
                                                 ---------------------------------------------------------------
                                                                         (In thousands)
Interest-earning assets:
  Loans receivable                               $(658)   $15,219     $14,561      $(110)   $4,285      $4,175
  Mortgage-backed and related securities            23        525         548         81       327         408
  Investment securities                             42        131         173         15       511         526
  Interest-earning deposits and other               50         81         131        (19)      647         628
                                                 ---------------------------------------------------------------
  Total                                          $(543)   $15,956     $15,413      $ (33)   $5,770      $5,737
                                                 ===============================================================
Interest-bearing liabilities:
  Deposits                                       $(185)   $ 9,554     $ 9,369      $(496)   $2,783      $2,287
  Borrowings                                        11        526         537        (25)      227         202
                                                 ---------------------------------------------------------------
  Total                                          $(174)   $10,080       9,906      $(521)   $3,010       2,489
                                                 ===============================================================
Increase in net interest income                                       $ 5,507                           $3,248
                                                 ===============================================================

 COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1997 AND
                                      1996

    Net earnings amounted to $4.9 million for the year ended December 31, 1997, an increase of $3.3 million, or 203%, over the $1.6 million in net earnings recorded in 1996. The increase in net earnings resulted primarily from a $5.5 million increase in net interest income and a $1.3 million increase in other income, which were partially offset by a $1.7 million increase in general, administrative and other expense and a $1.8 million increase in the provision for federal income taxes. The increases in overall income and expense components for the year ended December 31, 1997, as compared to the year ended December 31, 1996, generally reflect the effects of a full year of combined operations following the merger of Circle Financial Corporation which was consummated on October 11, 1996. The merger was accounted for using the purchase method of accounting, which does not provide for a restatement of prior period results of operations to give effect to the combination.

    The increase in net earnings also resulted from a non-recurring $749,000 after-tax charge for the FDIC special assessment to recapitalize the Savings Association Insurance Fund ("SAIF"), in accordance with the legislation enacted into law on September 30, 1996. In addition, the increase in earnings also resulted from two non-recurring events related to the merger of Circle: a $196,000 after-tax loss on the sale of investment and mortgage-backed securities incurred as a result of restructuring Circle's portfolio and after-tax restructuring expenses of approximately $450,000 incurred relating to employee compensation and benefits, occupancy and equipment, and general, administrative and other expenses. Absent the special assessment and merger related expenses, net earnings for the year ended December 31, 1996, would have been approximately $3.0 million.

    Net interest income totaled $15.6 million for the year ended December 31, 1997, an increase of $5.5 million, or 54.6%, over 1996. Interest income increased by $15.4 million, or 67.8%, for the year ended December 31, 1997, as compared to 1996. Interest income on loans and mortgage-backed securities increased by $15.1 million, or 72.0%, due primarily to a $201.8 million, or 75.7%, increase in the average balance outstanding year to year, which was partially offset by a 16 basis point decline in the weighted-average yield, from 7.87% in 1996 to 7.71% in 1997. Interest income on investment securities and interest-bearing deposits increased by $304,000, or 17.2%, during 1997 due primarily to a $3.4 million, or 11.4%, increase in the average balance outstanding, coupled with a 31 basis point increase in the average yield, to 6.19% during 1997.

    Interest expense on deposits increased by $9.4 million, or 81.1%, for the year ended December 31, 1997, as compared to 1996. The increase was due primarily to a $190.6 million, or 82.3%, increase in the average balance outstanding, which was partially offset by a 3 basis point decline in the average cost of deposits, to 4.96% for the year ended December 31, 1997, as compared to 4.99% for 1996. Interest expense on borrowings increased by $537,000, or 48.7%, due to an $8.4 million increase in the average balance of outstanding borrowings during 1997, coupled with a 6 basis point increase in the weighted-average cost of borrowings, to a rate of 6.25% for 1997.

    As a result of the foregoing changes in interest income and interest expense, net interest income increased by $5.5 million, or 54.6%, for the year ended December 31, 1997 as compared to 1996. The interest rate spread amounted to 2.58% during 1997 and 2.59% in 1996, while the net interest margin declined to 3.11% from 3.40% for the years ended December 31, 1997 and 1996, respectively.

    A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Savings Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Savings Bank's market area, and other factors related to the collectibility of the Savings Bank's loan portfolio. As a result of such analysis, management recorded a $101,000 provision for losses on loans during the year ended December 31, 1997, a decrease of $28,000 from the amount recorded in 1996. There can be no assurance that the allowance for loan losses of the Savings Bank will be adequate to cover losses on nonperforming assets in the future.

    Other income increased by $1.2 million to a total of $1.4 million for the year ended December 31, 1997, as compared to $165,000 in 1996. The increase was due primarily to a $562,000 increase in gains on sales of investment and mortgage-backed securities, coupled with a $39,000, or 23.2%, increase in rental income and a $610,000 increase in other operating income, which consisted primarily of service charges and fees directly related to the increase in transaction accounts as a result of the merger.

    General, administrative and other expense totaled $9.4 million for the year ended December 31, 1997, an increase of $1.7 million, or 22.7%, over the 1996 total. The increase resulted primarily from a $1.0 million, or 32.1%, increase in employee compensation and benefits, a $624,000, or 73.2%, increase in occupancy and equipment, a $230,000, or 44.1%, increase in franchise taxes, a $551,000 increase in amortization of goodwill and other intangible assets, a $208,000, or 77.6%, increase in data processing and a $457,000, or 40.3%, increase in other operating expenses, all of which were partially offset by a $1.3 million, or 84.0%, decrease in federal deposit insurance premiums. The decrease in federal deposit insurance premiums resulted from the $1.1 million one-time pre-tax charge recorded in 1996 to recapitalize the SAIF, coupled with the corresponding decline in premium rates in 1997.

    The increase in employee compensation and benefits resulted primarily from an increase in staffing levels due to the Merger. The increase in amortization of goodwill and other intangible assets was due to goodwill recorded as a result of the Merger.

    Increases in occupancy and equipment, franchise taxes, data processing and other operating expenses generally resulted from the effects of the Merger, which was consummated in 1996. As previously discussed, operating expenses reflect the increased size of the Corporation, as compared to the prior year.

    The provision for federal income taxes totaled $2.7 million for the year ended December 31, 1997, an increase of $1.8 million, or 205%, over the provision recorded in 1996. The increase resulted primarily from a $5.1 million, or 204%, increase in pretax earnings year to year. The Corporation's effective tax rates were 35.3% and 35.2% for the years ended December 31, 1997 and 1996, respectively.

 COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996 AND
                                      1995

    Net earnings amounted to $1.6 million for the year ended December 31, 1996, a decrease of $206,000, or 11.4%, from the $1.8 million in net earnings recorded in 1995. The decline in net earnings resulted primarily from a non-recurring $749,000 after-tax charge for the FDIC special assessment to recapitalize the Savings Association Insurance Fund ("SAIF") in accordance with the legislation enacted into law on September 30, 1996. In addition, the decline in earnings also resulted from two non-recurring events related to the merger of Circle during the fourth quarter of 1996: a $196,000 after-tax loss on the sale of investment and mortgage-backed securities incurred as a result of restructuring Circle's portfolio and after-tax restructuring expenses of approximately $450,000 relating to employee compensation and benefits, occupancy and equipment, and general, administrative and other expenses. Absent the special assessment and merger related expenses, net earnings for the year ended December 31, 1996 would have been approximately $3.0 million.

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

    Other income decreased by $190,000, or 53.5%, to a total of $165,000 for the year ended December 31, 1996, as compared to $355,000 in 1995. The decrease was due primarily to a $274,000 increase in loss on sales of investment and mortgage-backed securities, as previously discussed, which was partially offset by a $30,000, or 21.7%, increase in rental income and a $54,000, or 23.0%, increase in other operating income, which consisted primarily of service charges and fees on deposit accounts.

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

    The legislation also provided for reduced premium rates for healthy savings associations beginning in 1997, which amounted to $.064 per $100 of SAIF insured deposits.

    A component of the recapitalization plan provided for the merger of the SAIF and BIF on January 1, 2000, assuming all federal savings associations have become banks. Legislation introduced in late September 1996 proposed the elimination of the federal thrift charter or of the separate federal regulation of thrifts. As a result, the Savings Bank would be regulated as a bank under federal laws which would subject it to the more restrictive activity limits imposed on national banks. In the opinion of management, such restrictions would not have a material adverse effect on the Savings Bank's results of operations. Under separate but related legislation, the Savings Bank is required to recapture as taxable income approximately $2.7 million of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its reserve in the future. The Savings Bank has provided deferred taxes for this amount and, as a result, repayment of the reserve will not result in a charge to operations in future years. The Savings Bank is permitted by such legislation to amortize the recapture of its bad debt reserve over six years.

    The increase in employee compensation and benefits resulted primarily from an increase in staffing levels, an increase in costs associated with employee stock benefit plans and Merger-related severance benefits. The increase in amortization of goodwill and other intangible assets was due to goodwill recorded as a result of the Merger.

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

                        LIQUIDITY AND CAPITAL RESOURCES

    The Savings Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Government and government agency obligations and other similar investments. Such investments are intended to provide a source of relatively liquid funds upon which the Savings Bank may rely if necessary to fund deposit withdrawals and for other short-term funding needs. The required level of such liquid investments is currently 4% of certain liabilities as defined by the OTS and is changed from time to time to reflect economic conditions.

    The liquidity of the Savings Bank, as measured by the ratio of cash, cash equivalents, (not committed, pledged or required to liquidate specific liabilities), investment and qualifying mortgage-backed securities to the sum of withdrawable deposit accounts and borrowings payable on demand or with unexpired maturities of one year or less, was 23.1% at December 31, 1997. At December 31, 1997 the Savings Bank's "liquid" assets totaled approximately $73.8 million, which was $61.0 million in excess of the current OTS minimum requirement.

    The Savings Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Savings Bank's primary sources of funds are deposits, borrowings, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment and mortgage-backed securities and other short-term investments, sales of loans and investment and mortgage-backed securities and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Savings Bank manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Savings Bank invests excess funds in overnight deposits and other short-term interest-earning assets which provides liquidity to meet lending requirements. The Savings Bank generates cash through the retail deposit market and, to the extent deemed necessary, utilizes borrowings for liquidity purposes (primarily consisting of advances from the FHLB of Cincinnati). At December 31, 1997, the Savings Bank had $34.2 million of outstanding advances from the FHLB of Cincinnati. Furthermore, the Savings Bank has access to the Federal Reserve Bank discount window.

    Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Savings Bank maintains a strategy of investing in various loans, mortgage-backed securities and investment securities. The Savings Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain a portfolio of investment and mortgage-backed securities. At December 31, 1997, the total approved loan commitments outstanding amounted to $9.2 million. At the same date, commitments under unused lines of credit secured by one- to four-family residential property amounted to $6.6 million, commitments under unused lines of credit secured by multi-family and non-residential real estate totaled $4.9 million and the unadvanced portion of construction loans approximated $5.1 million. The Savings Bank also has outstanding commitments of $1.7 million to purchase and $336,000 to sell residential real estate loans as of December 31, 1997. Certificates of deposit scheduled to mature in one year or less at December 31, 1997, totaled $251.3 million. The Savings Bank believes that it has adequate resources to fund all of its commitments and that it can adjust the rate of certificates of deposit in order to retain deposits in changing interest rate environments.

    The Savings Bank is subject to minimum capital standards promulgated by the OTS. Such capital standards generally require the maintenance of regulatory capital sufficient to meet each of the following three requirements: a tangible capital requirement, a core capital requirement and a risk-based capital requirement. At December 31, 1997, the Savings Bank's tangible and core capital amounted to $53.2 million, or 10.1%, of total adjusted assets, which exceeded the minimum requirements of 1.5% and 3.0% at that date by approximately $45.3 million and $37.4 million, or 8.6% and 7.1% of adjusted total assets, respectively. The Savings Bank's risk-based capital totaled $54.8 million at December 31, 1997, or 19.3% of risk-weighted assets, which exceeded the current requirement of 8% of risk-weighted assets by approximately $32.1 million, or 11.3% of risk-weighted assets.

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

                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1996, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

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

    SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management adopted SFAS No. 125 effective January 1, 1998, as required, without material effect on the Corporation's consolidated financial position or results of operations.

    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

    SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial condition. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on the Corporation's financial statements.

    In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a material impact on the Corporation's financial statements.

                                 OTHER MATTERS

    As with all providers of financial services, the Savings Bank's operations are heavily dependent on information technology systems. The Savings Bank is addressing the potential problems associated with the possibility that the computers that control or operate the Savings Bank's information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. The Savings Bank is working with the companies that supply or service its information technology systems to identify and remedy any year 2000 related problems.

    As of the date of this Annual Report, the Savings Bank has not identified any specific expenses that are reasonably likely to be incurred by the Savings Bank in connection with this issue and does not expect to incur significant expense to implement the necessary corrective measures. No assurance can be given, however, that significant expense will not be incurred in future periods.

In the event that the Savings Bank is ultimately required to purchase replacement computer systems, programs and equipment, or incur substantial expense to make the Savings Bank's current systems, programs and equipment year 2000 compliant, the Savings Bank's net earnings and financial condition could be adversely affected.

    In addition to possible expense related to its own systems, the Savings Bank could incur losses if loan payments are delayed due to year 2000 problems affecting any major borrowers in the Savings Bank's primary market area. Because the Savings Bank's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and the Savings Bank's primary market area is not significantly dependent upon one employer or industry, the Savings Bank does not expect any significant or prolonged difficulties that will affect net earnings or cash flow.

                    IMPACT OF INFLATION AND CHANGING PRICES

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

                                                       GRANT THORNTON LETTERHEAD

Board of Directors
Fidelity Financial of Ohio, Inc.

    We have audited the accompanying consolidated statements of financial condition of Fidelity Financial of Ohio, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fidelity Financial of Ohio, Inc. as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.

/s/ Grant Thornton LLP

Cincinnati, Ohio
February 12, 1998

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                  DECEMBER 31,
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                1997        1996
                                                              --------------------
ASSETS
Cash and due from banks                                       $  2,801    $  2,121
Federal funds sold                                              22,646      13,820
Interest-bearing deposits in other financial institutions        5,084       6,669
----------------------------------------------------------------------------------
     Cash and cash equivalents                                  30,531      22,610
Investment securities available for sale--at market              6,020      16,120
Mortgage-backed securities available for sale--at market        25,827      30,760
Mortgage-backed securities--at cost, approximate market
  value of $13,706 and $10,831 at December 31, 1997 and
  1996, respectively                                            13,527      10,744
Loans receivable--net                                          436,414     396,541
Loans held for sale--at lower of cost or market                    438          --
Office premises and equipment--at depreciated cost               7,462       7,371
Federal Home Loan Bank stock--at cost                            4,157       3,781
Accrued interest receivable on loans                             2,110       1,950
Accrued interest receivable on mortgage-backed securities          245         310
Accrued interest receivable on investments                         132         284
Prepaid expenses and other assets                                  289         371
Goodwill and other intangible assets, net of accumulated
  amortization                                                   7,628       8,322
Prepaid federal income taxes                                       320         754
----------------------------------------------------------------------------------
     Total assets                                             $535,100    $499,918
==================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                      $432,024    $408,159
Advances from the Federal Home Loan Bank                        34,233      20,186
Advances by borrowers for taxes and insurance                    2,134       2,005
Accrued interest and other liabilities                           1,826       2,706
Deferred federal income taxes                                      609         150
----------------------------------------------------------------------------------
     Total liabilities                                         470,826     433,206
Commitments                                                         --          --
Stockholders' equity
  Preferred stock--authorized, 5,000,000 shares at $.10 par
     value; none issued                                             --          --
  Common stock--authorized, 15,000,000 shares at $.10 par
     value; 5,593,969 issued at December 31, 1997 and 1996         559         559
  Additional paid-in capital                                    41,548      41,608
  Retained earnings--restricted                                 24,147      26,311
  Less shares acquired by Employee Stock Ownership Plan
     (ESOP)                                                     (1,785)     (1,938)
  Less shares of common stock held in treasury--at cost            (20)         --
  Less shares acquired by Management Recognition Plan (MRP)       (292)         --
  Unrealized gains on securities designated as available for
     sale, net of related tax effects                              117         172
----------------------------------------------------------------------------------
     Total stockholders' equity                                 64,274      66,712
----------------------------------------------------------------------------------
     Total liabilities and stockholders' equity               $535,100    $499,918
==================================================================================

The accompanying notes are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS
                        FOR THE YEAR ENDED DECEMBER 31,
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               1997       1996       1995
                                                              -----------------------------
Interest income
  Loans                                                       $33,433    $18,872    $14,697
  Mortgage-backed securities                                    2,651      2,103      1,695
  Investment securities                                         1,006        833        307
  Interest-bearing deposits and other                           1,061        930        302
-------------------------------------------------------------------------------------------
     Total interest income                                     38,151     22,738     17,001
Interest expense
  Deposits                                                     20,923     11,554      9,267
  Borrowings                                                    1,639      1,102        900
-------------------------------------------------------------------------------------------
     Total interest expense                                    22,562     12,656     10,167
-------------------------------------------------------------------------------------------
     Net interest income                                       15,589     10,082      6,834
Provision for losses on loans                                     101        129         71
-------------------------------------------------------------------------------------------
     Net interest income after provision for losses on loans   15,488      9,953      6,763
Other income
  Gain (loss) on sale of investment and mortgage-backed
     securities                                                   267       (295)       (21)
  Gain on sale of loans                                            36          3          8
  Gain on sale of real estate                                       6         --         --
  Loss on sale of real estate acquired through foreclosure         --         --         (5)
  Rental                                                          207        168        138
  Other operating                                                 899        289        235
-------------------------------------------------------------------------------------------
     Total other income                                         1,415        165        355
General, administrative and other expense
  Employee compensation and benefits                            4,125      3,122      2,107
  Occupancy and equipment                                       1,477        853        622
  Federal deposit insurance premiums                              256      1,598        395
  Franchise taxes                                                 751        521        428
  Amortization of goodwill and other intangible assets            694        143         --
  Data processing                                                 476        268        188
  Other operating                                               1,590      1,133        645
-------------------------------------------------------------------------------------------
     Total general, administrative and other expense            9,369      7,638      4,385
-------------------------------------------------------------------------------------------
     Earnings before income taxes                               7,534      2,480      2,733
Federal income taxes
  Current                                                       2,177        916        774
  Deferred                                                        481        (44)       145
-------------------------------------------------------------------------------------------
     Total federal income taxes                                 2,658        872        919
-------------------------------------------------------------------------------------------
     Net earnings                                             $ 4,876    $ 1,608    $ 1,814
===========================================================================================
     Earnings per share
        Basic                                                 $   .90    $   .38    $   .45
===========================================================================================
        Diluted                                               $   .89    $   .38    $   .44
===========================================================================================

The accompanying notes are an integral part of these statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                       Unrealized
                                                                                                     Gains (Losses)
                                            Additional                          Shares     Shares    on Securities
                                   Common    Paid-In     Retained   Treasury   Acquired   Acquired     Available
                                   stock     capital     Earnings    Stock     by ESOP     by MRP       for Sale       Total
-----------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995          $181     $ 4,834     $24,218      $ --     $  (257)   $   (42)       $(394)       $28,540
Net earnings for the year ended
  December 31, 1995                   --          --       1,814        --          --         --           --          1,814
Exercise of 3,335 stock options       --          14          --        --          --         --           --             14
Principal payments on loans to
  ESOP/ amortization of expense
  related to employee stock
  benefit plans                       --          --          --        --          67         --           --             67
Proceeds on additional borrowings
  on loans to ESOP                    --          --          --        --        (146)        22           --           (124)
Unrealized gains on securities
  designated as available for
  sale, net of related tax
  effects                             --          --          --        --          --         --          337            337
Cash distributions of $.30 per
  share                               --          --        (535)       --          --         --           --           (535)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995         181       4,848      25,497        --        (336)       (20)         (57)        30,113
Net earnings for the year ended
  December 31, 1996                   --          --       1,608        --          --         --           --          1,608
Proceeds from issuance of common
  stock                              226      21,893         137        --      (1,822)        --           --         20,434
Issuance of shares in connection
  with merger                        151      14,792          --        --          --         --           --         14,943
Exercise of 6,750 stock options        1          32          --        --          --         --           --             33
Principal payments on loans to
  ESOP/ amortization of expense
  related to employee stock
  benefit plans                       --          43          --        --         220         20           --            283
Unrealized gains on securities
  designated as available for
  sale, net of related tax
  effects                             --          --          --        --          --         --          229            229
Cash distributions of $.24 per
  share                               --          --        (931)       --          --         --           --           (931)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996         559      41,608      26,311        --      (1,938)        --          172         66,712
Net earnings for the year ended
  December 31, 1997                   --          --       4,876        --          --         --           --          4,876
Purchase of treasury shares           --          --          --      (229)         --         --           --           (229)
Stock acquired for MRP                --          --          --        --          --       (292)          --           (292)
Exercise of 14,350 stock options      --        (142)         --       209          --         --           --             67
Principal payments on loans to
  ESOP/ amortization of expense
  related to employee stock
  benefit plans                       --          82         117        --         153         --           --            352
Unrealized losses on securities
  designated as available for
  sale, net of related tax
  effects                             --          --          --        --          --         --          (55)           (55)
Cash distributions of $1.28 per
  share                               --          --      (7,157)       --          --         --           --         (7,157)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997        $559     $41,548     $24,147      $(20)    $(1,785)   $  (292)       $ 117        $64,274
=============================================================================================================================

The accompanying notes are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEAR ENDED DECEMBER 31,
                                 (IN THOUSANDS)

                                                                1997        1996        1995
                                                              ---------------------------------
Cash flows from operating activities:
  Net earnings for the year                                   $   4,876   $   1,608   $   1,814
  Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
       Depreciation and amortization                                630         335         265
       Amortization of premiums on investments and
        mortgage-backed securities                                   46          47          34
       Amortization of deferred loan origination (fees)
        costs                                                       277        (117)       (222)
       Amortization expense of employee stock benefit plans         235          63          22
       Amortization of goodwill and other intangible assets         694         143          --
       Amortization of purchase accounting adjustments             (755)       (480)         --
       (Gain) loss on sale of investment and mortgage-backed
        securities                                                 (267)        295          21
       (Gain) loss on sale of mortgage loans                         41          (3)         (8)
       Loans disbursed for sale in the secondary market          (4,599)        (71)     (1,811)
       Proceeds from sale of mortgage loans                       4,120         550       1,173
       Gain on sale of real estate                                   (6)         --          --
       Federal Home Loan Bank stock dividends                      (283)       (165)       (120)
       Provision for losses on loans                                101         129          71
       Loss on sale of real estate acquired through
        foreclosure                                                  --          --           5
       Increase (decrease) in cash due to changes in:
          Accrued interest receivable on loans                     (160)       (328)         (6)
          Accrued interest receivable on mortgage-backed
           securities                                                65         338         (38)
          Accrued interest receivable on investments                152         (65)        (20)
          Prepaid expenses and other assets                          82         837        (270)
          Accrued interest and other liabilities                   (880)       (499)        133
          Federal income taxes
            Current                                                 434          --          37
            Deferred                                                481         (44)        145
-----------------------------------------------------------------------------------------------
  Net cash provided by operating activities                       5,284       2,573       1,225
Cash flows provided by (used in) investing activities:
  Purchase of investment securities designated as available
     for sale                                                   (13,506)    (13,540)     (2,511)
  Proceeds from sale of investment securities designated as
     available for sale                                          16,002       6,966         979
  Maturities of investment securities designated as
     available for sale                                           7,651       4,079           4
  Purchase of mortgage-backed securities designated as
     available for sale                                         (14,095)     (3,173)     (2,049)
  Proceeds from sale of mortgage-backed securities
     designated as available for sale                            22,664      28,943          --
  Principal repayments on mortgage-backed securities
     designated as available for sale                             4,560       6,182       1,389
  Purchase of mortgage-backed securities designated as held
     to maturity                                                 (5,078)         --      (4,538)
  Principal repayments on mortgage-backed securities
     designated as held to maturity                               2,285         344       3,098
  Loan disbursements                                           (115,855)    (59,394)    (34,947)
  Purchase of loan participations                               (11,368)         --      (3,409)
  Sale of loan participations                                       261          --         320
  Principal repayments on loans                                  79,023      37,106      28,923
  Purchase of Federal Home Loan Bank stock                          (93)        (28)        (38)
  Proceeds from sale of real estate                                 135          --          --
  Purchases and additions to office premises and equipment         (856)     (1,284)       (257)
  Proceeds from sale of real estate acquired through
     foreclosure                                                     --          --          91
  Additions to real estate acquired through foreclosure              --          --         (11)
  Acquisition of Circle Financial Corporation common
     stock--net                                                      --      (5,359)         --
-----------------------------------------------------------------------------------------------
  Net cash provided by (used in) investing activities           (28,270)        842     (12,956)
-----------------------------------------------------------------------------------------------
  Net cash provided by (used in) operating and investing
     activities (subtotal carried forward)                      (22,986)      3,415     (11,731)
===============================================================================================

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEAR ENDED DECEMBER 31,
                                 (IN THOUSANDS)

                                                                1997         1996         1995
                                                              -----------------------------------
  Net cash provided by (used in) operating and investing
     activities (subtotal brought forward)                    $ (22,986)   $   3,415    $ (11,731)
Cash provided by (used in) financing activities:
  Net increase in deposit accounts                               24,234       19,880        7,499
  Proceeds from Federal Home Loan Bank advances                  21,500       15,000       10,000
  Repayment of Federal Home Loan Bank advances                   (7,462)     (39,970)      (4,436)
  Proceeds from issuance of common stock, net                        --       20,434           --
  Purchase of treasury shares                                      (229)          --           --
  Purchase of stock for management recognition plan                (292)          --           --
  Proceeds from the exercise of stock options                        67           33           14
  Distributions on common stock                                  (7,040)        (931)        (535)
  Advances by borrowers for taxes and insurance                     129          263           78
-------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                      30,907       14,709       12,620
-------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                         7,921       18,124          889
Cash and cash equivalents at beginning of year                   22,610        4,486        3,597
-------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                      $  30,531    $  22,610    $   4,486
=================================================================================================
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
     Federal income taxes                                     $   1,743    $     755    $     737
=================================================================================================
     Interest on deposits and borrowings                      $  22,886    $  12,574    $  10,155
=================================================================================================
Supplemental disclosure of noncash investing and financing
  activities:
  Securitization of loans                                     $   8,099    $      --    $      --
=================================================================================================
  Transfer of investment and mortgage-backed securities to
     an available for sale classification                     $      --    $      --    $  22,215
=================================================================================================
  Unrealized gains (losses) on securities designated as
     available for sale, net of related tax effects           $     (55)   $     229    $     337
=================================================================================================
  Nonmonetary exchange of office premises and equipment for
     similar assets                                           $      --    $      61    $      --
=================================================================================================
  Recognition of mortgage servicing rights in accordance
     with SFAS No. 122                                        $      77    $      --    $      --
=================================================================================================
  Liabilities assumed and stock and cash paid in acquisition
     of Circle Financial Corporation                          $      --    $ 265,904    $      --
  Less fair value of assets received                                 --      258,175           --
-------------------------------------------------------------------------------------------------
  Amount assigned to goodwill                                 $      --    $   7,729    $      --
=================================================================================================

The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995

NOTE A--SUMMARY OF ACCOUNTING POLICIES

    Prior to 1996, Fidelity Federal Savings and Loan Association ("Fidelity") had operated as a federally-chartered, mutual holding company. Fidelity had capitalized Fidelity Federal Savings Bank (the "Savings Bank"), a federally-chartered stock savings bank, by transferring substantially all of its assets and liabilities to the Savings Bank in exchange for shares of common stock and reorganized from a federally-chartered mutual savings and loan association to a federally-chartered mutual holding company known as Fidelity Federal Mutual Holding Company (the "Mutual Holding Company"). Concurrent with the Reorganization, the Savings Bank had issued additional shares of its common stock to certain members of the public.

    In 1995, the Boards of Directors of the Savings Bank and the Mutual Holding Company adopted a Plan of Conversion (the "Plan") and in October 1995, the Savings Bank incorporated Fidelity Financial of Ohio, Inc. (the "Corporation") under Ohio law as a first-tier wholly owned subsidiary of the Savings Bank. The Corporation completed its stock offering in connection with the Savings Bank's conversion from the mutual to stock form of ownership. Pursuant to the Plan (i) 2,278,100 shares of the Corporation's common stock were sold at $10 per share;
(ii) the Mutual Holding Company converted to an interim federal stock savings institution and simultaneously merged with and into the Savings Bank and the outstanding shares of Savings Bank common stock held by the Mutual Holding Company were canceled; and (iii) an interim savings bank ("Interim") formed as a wholly-owned subsidiary of the Corporation solely for such purpose, was merged with and into the Savings Bank (the "Conversion and Reorganization"). As a result of the merger of Interim with and into the Savings Bank, the Savings Bank became a wholly-owned subsidiary of the Corporation and the outstanding public Savings Bank's shares were converted into shares of the Corporation pursuant to an exchange ratio of 2.25 shares for one, which resulted in the holders of such shares owning in the aggregate approximately the same percentage of the common stock to be outstanding upon the completion of the Conversion and Reorganization as the percentage of Savings Bank common stock owned in the aggregate immediately prior to consummation of the Conversion and Reorganization. The costs of issuing the common stock were deducted from the sale proceeds of the offering. The offering resulted in net capital proceeds totaling $20.4 million. Future references to the Corporation or Savings Bank are utilized herein as the context requires.

    In April 1996, the Corporation entered into an Agreement of Merger with Circle Financial Corporation ("Circle"), a savings and loan holding company, pursuant to which Circle and its wholly owned subsidiary, Peoples Savings Association ("Peoples"), would merge with and into the Corporation (the "Merger"). The transaction was consummated in October 1996, and was accounted for using the purchase method of accounting. The Corporation effected the acquisition through cash payments totaling $12.2 million and issuance of 1,513,967 shares of its common stock at a fair value of $9.87 per share. The acquisition resulted in the Savings Bank recording goodwill totaling $5.4 million, which is being amortized over a fifteen year term using the straight-line method.

    Presented below are pro-forma condensed consolidated statements of earnings and earnings per share which have been prepared as if the acquisition had been consummated as of the beginning of each of the respective years ended December 31, 1996 and 1995.

                                                               1996       1995
                                                              ------------------
                                                                (In thousands,
                                                              except share data)
                                                                 (Unaudited)
Total interest income                                         $35,313    $31,837
Total interest expense                                         19,924     18,049
--------------------------------------------------------------------------------
Net interest income                                            15,389     13,788
Provision for losses on loans                                     129         71
Other income                                                      555      1,030
General, administrative and other expense                      12,645       9,07
--------------------------------------------------------------------------------
Earnings before income taxes                                    3,170      5,670
Federal income taxes                                            1,170      2,051
--------------------------------------------------------------------------------
Net earnings                                                  $ 2,000    $ 3,619
================================================================================
Basic earnings per share                                      $   .38    $   .65
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

    In November 1995, the Financial Accounting Standards Board (the "FASB") issued a Special Report on Implementation of SFAS No. 115, which provided for the reclassification of securities between the held-to-maturity, available for sale and trading portfolios during a forty-five day period, without calling into question management's prior intent with respect to such securities. Management elected to restructure the Corporation's securities portfolio pursuant to the Special Report, and transferred approximately $22.2 million of mortgage-backed securities from the held-to-maturity portfolio to an available for sale portfolio. As a result of the transfer, the Corporation recorded an unrealized loss, net of related tax effects, of approximately $83,000 to stockholders' equity.

    At December 31, 1997 and 1996, the Corporation's equity accounts reflected unrealized gains, net of related tax effects, of $117,000 and $172,000, respectively.

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

    Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At December 31, 1997, loans held for sale were carried at cost. The Savings Bank had not identified any loans as held for sale at December 31, 1996.

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

    The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans observable market price or fair value of the collateral.

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

    At December 31, 1997, the Savings Bank had one loan for $376,000 that was defined as impaired under SFAS No. 114, while no loans were defined as impaired at December 31, 1996.

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

7.  OFFICE PREMISES AND EQUIPMENT
    Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be thirty to forty years for buildings, five to fifteen years for building improvements, three to ten years for furniture and equipment and five years for automobiles. An accelerated method is used for tax reporting purposes.

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

9.  GOODWILL AND OTHER INTANGIBLE ASSETS
    Goodwill resulting from the acquisition of Circle totaled approximately $7.7 million, and is being amortized over a fifteen year period using the straight-line method. Specifically identifiable intangible assets totaling $703,000 related to core deposit intangible assets is being amortized over an estimated useful life of seven and a half years using an accelerated method. Management periodically evaluates the carrying value of these intangible assets in relation to the continuing earnings capacity of such acquired net assets.

    In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The Corporation adopted SFAS No. 121 in 1996, as required, without material effect on consolidated financial condition or results of operations.

10. RETIREMENT AND INCENTIVE PLANS
    The Savings Bank has several retirement and incentive plans covering the directors and substantially all employees. Such plans are more fully described as follows.

    The Savings Bank has a 401(k) profit-sharing plan whereby employees may make voluntary tax deferred contributions up to 15% of their base annual compensation. The Savings Bank will provide, at its discretion, matching funds of each participant's contribution, subject to a maximum of 8% of compensation. The Savings Bank's 401(k) profit-sharing plan expense for the years ended December 31, 1997, 1996 and 1995 amounted to $101,000, $45,000 and $46,000, respectively.

    The Savings Bank maintains an unfunded retirement plan for the specific benefit of four retired outside directors. The directors' retirement plan expense totaled approximately $18,000 for each of the years ended December 31, 1997, 1996 and 1995, respectively.

    The Savings Bank has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for all employees who have completed one year of service and have attained the age of 21. The Savings Bank recognized expense totaling $234,000, $187,000 and $93,000 related to the ESOP for the years ended December 31, 1997, 1996 and 1995, respectively.

    Additionally, the Savings Bank had a Management Recognition Plan ("MRP") that commenced in 1992. The MRP purchased 50,625 shares (exchange and split adjusted) of the Corporation's common stock. All of the shares available under the MRP were granted to executive officers of the Savings Bank during 1992, with such shares vesting ratably over a five-year period. In April 1997, the Corporation's shareholders approved the 1997 Management Recognition Plan and Trust (the "Plan") which provided for up to 91,124 shares to be awarded to members of the Board of Directors and officers of the Corporation. During 1997, the Corporation granted 20,000 shares to outside members of the Board of Directors which vest ratably over a five year period. A provision of $35,000, $20,000 and $23,000 was charged to MRP expense for the years ended December 31, 1997, 1996 and 1995, respectively.

11. EARNINGS PER SHARE AND DIVIDENDS PER SHARE
    Effective December 31, 1997, the Corporation began presenting earnings per share pursuant to the provisions of SFAS No. 128. In accordance with the Statement, the 1996 and 1995 earnings per share presentation has been revised to conform to SFAS No. 128.

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period, less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares outstanding, which gives effect to 191,115, 200,810 and 20,843 unallocated ESOP shares, totaled 5,395,878, 4,207,788 and 4,053,980 for the years ended December 31, 1997, 1996 and 1995, respectively. Weighted-average shares outstanding in 1995 have been adjusted to give effect to the 2.25-for-1 stock exchange ratio utilized in the Conversion and Reorganization.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 5,449,727, 4,240,638 and 4,077,331 for the years ended December 31, 1997, 1996 and 1995, respectively. There were 53,849, 32,850, and 23,351 incremental shares related to the assumed exercise of stock options included in the computation of diluted earnings per share for the years ended December 31, 1997, 1996 and 1995, respectively.

    During 1997 and 1996, the Corporation declared capital distributions of $1.28 and $.24 per common share, respectively. Management has obtained a Private Letter Ruling from the Internal Revenue Service which states that the Corporation's dividend payments in excess of accumulated earnings and profits are considered a tax-free return of capital for federal income tax purposes. As a result, management believes that all of the 1997 distributions and $.09 of the 1996 capital distributions constituted a tax-free return of capital.

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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at December 31, 1997 and 1996:

        CASH AND CASH EQUIVALENTS: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

        INVESTMENT AND MORTGAGE-BACKED SECURITIES: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

        LOANS RECEIVABLE: The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential, multi-family residential, nonresidential real estate and consumer. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

        FEDERAL HOME LOAN BANK STOCK: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

        DEPOSITS: The fair value of NOW accounts, passbook and club accounts, and money market deposits is deemed to approximate the amount payable on demand at December 31, 1997 and 1996. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

        FEDERAL HOME LOAN BANK ADVANCES: The fair value of Federal Home Loan Bank advances has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

        COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 1997 and 1996, the difference between the fair value and notional amount of loan commitments was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31:

                                                                      1997                    1996
                                                              --------------------------------------------
                                                              Carrying      Fair      Carrying      Fair
                                                               value       value       value       value
                                                              --------------------------------------------
                                                                             (In thousands)
Financial assets
  Cash and cash equivalents                                   $ 30,531    $ 30,531    $ 22,610    $ 22,610
  Investment securities                                          6,020       6,020      16,120      16,120
  Mortgage-backed securities                                    39,354      39,533      41,504      41,591
  Loans receivable                                             436,852     440,741     396,541     398,771
  Federal Home Loan Bank stock                                   4,157       4,157       3,781       3,781
                                                              --------------------------------------------
                                                              $516,984    $520,982    $480,556    $482,873
                                                              ============================================
Financial liabilities
  Deposits                                                    $432,024    $432,235    $408,159    $408,894
  Advances from Federal Home Loan Bank                          34,233      34,359      20,186      20,207
  Advances by borrowers for taxes and insurance                  2,134       2,134       2,005       2,005
                                                              --------------------------------------------
                                                              $468,391    $468,728    $430,350    $431,106
                                                              ============================================

14. ADVERTISING
    Advertising costs are expensed when incurred.

15. RECLASSIFICATIONS
    Certain prior year amounts have been reclassified to conform to the 1997 consolidated financial statement presentation.

NOTE B--INVESTMENT AND MORTGAGE-BACKED SECURITIES

    Amortized cost and estimated fair values of investment securities designated as available for sale at December 31, 1997 and 1996 consist of the following:

                                                                       1997                      1996
                                                              ------------------------------------------------
                                                                           Estimated                 Estimated
                                                              Amortized      fair       Amortized      fair
                                                                cost         value        cost         value
                                                              ------------------------------------------------
                                                                               (In thousands)
U. S. Government agency obligations                            $5,869       $5,908       $ 8,502      $ 8,530
U. S. Government obligations                                       --           --         7,482        7,500
Corporate equity securities                                        84          112            64           90
                                                              -----------------------------------------------
                                                               $5,953       $6,020       $16,048      $16,120
                                                              ===============================================

    At December 31, 1997, the market value appreciation of the Corporation's investment securities in excess of amortized cost, totaling $67,000, was comprised solely of gross unrealized gains.

    At December 31, 1996, the market value appreciation of the Corporation's investment securities in excess of amortized cost, totaling $72,000, was comprised of gross unrealized gains of $87,000 and gross unrealized losses of $15,000.

    The amortized cost and market value of U.S. Government and agency obligations by contractual terms to maturity at December 31, 1997 and 1996, are shown below:

                                                                       1997                      1996
                                                              ------------------------------------------------
                                                                           Estimated                 Estimated
                                                              Amortized      fair       Amortized      fair
                                                                cost         value        cost         value
                                                              ------------------------------------------------
                                                                               (In thousands)
Due within two years                                           $1,000       $1,000       $ 8,490      $ 8,498
Due in two to five years                                          998          999         3,581        3,585
Due in five to ten years                                        2,997        3,027         2,987        3,021
More than ten years                                               874          882           926          926
                                                              -----------------------------------------------
                                                               $5,869       $5,908       $15,984      $16,030
                                                              ===============================================

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at December 31, 1997 and 1996 (including those designated as available for sale) are shown below.

                                                                                     1997
                                                              --------------------------------------------------
                                                                             Gross         Gross       Estimated
                                                              Amortized    unrealized    unrealized      fair
                                                                cost         gains         losses        value
                                                              --------------------------------------------------
                                                                                (In thousands)
Available for sale:
  Federal Home Loan Mortgage Corporation participation
     certificates                                              $12,610        $ 77          $ 4         $12,683
  Government National Mortgage Association participation
     certificates                                                4,707          48            3           4,752
  Federal National Mortgage Association participation
     certificates                                                7,160          22           36           7,146
  Collateralized mortgage obligations of government agencies     1,240           6           --           1,246
                                                              -------------------------------------------------
     Total available for sale                                   25,717         153           43          25,827
Held to maturity:
  Federal Home Loan Mortgage Corporation participation
     certificates                                                  574           1           --             575
  Government National Mortgage Association participation
     certificates                                               11,632         165           --          11,797
  Federal National Mortgage Association participation
     certificates                                                  236          10           --             246
  Collateralized mortgage obligations of government agencies     1,085           3           --           1,088
                                                              -------------------------------------------------
     Total held to maturity                                     13,527         179           --          13,706
                                                              -------------------------------------------------
     Total mortgage-backed securities                          $39,244        $332          $43         $39,533
                                                              =================================================

                                                                                     1996
                                                              --------------------------------------------------
                                                                             Gross         Gross       Estimated
                                                              Amortized    unrealized    unrealized      fair
                                                                cost         gains         losses        value
                                                              --------------------------------------------------
                                                                                (In thousands)
Available for sale:
  Federal Home Loan Mortgage Corporation participation
     certificates                                              $19,767        $186          $27         $19,926
  Government National Mortgage Association participation
     certificates                                                6,028          43            9           6,062
  Federal National Mortgage Association participation
     certificates                                                4,776          50           54           4,772
                                                              -------------------------------------------------
     Total available for sale                                   30,571         279           90          30,760
Held to maturity:
  Federal Home Loan Mortgage Corporation participation
     certificates                                                  696          --            7             689
  Government National Mortgage Association participation
     certificates                                                8,354          80           --           8,434
  Federal National Mortgage Association participation
     certificates                                                  306          13           --             319
  Collateralized mortgage obligations of government agencies     1,388           1           --           1,389
                                                              -------------------------------------------------
     Total held to maturity                                     10,744          94            7          10,831
                                                              -------------------------------------------------
     Total mortgage-backed securities                          $41,315        $373          $97         $41,591
                                                              =================================================

    The amortized cost and estimated fair value of mortgage-backed securities at December 31, 1997 and 1996, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                       1997                      1996
                                                              ------------------------------------------------
                                                                           Estimated                 Estimated
                                                              Amortized      fair       Amortized      fair
                                                                cost         value        cost         value
                                                              ------------------------------------------------
                                                                               (In thousands)
Available for sale:
  Due within one year                                          $ 3,762        3,774      $ 1,790      $ 1,795
  Due after one to three years                                   8,326        8,352        4,001        4,012
  Due after three years to five years                            4,323        4,337        2,445        2,465
  Due after five years to ten years                              1,144        1,151        7,898        7,966
  Due after ten years to twenty years                            3,981        4,006        9,033        9,095
  Due after twenty years                                         4,181        4,207        5,404        5,427
                                                              -----------------------------------------------
                                                                25,717       25,827       30,571       30,760
Held to maturity:
  Due within one year                                              209          212          193          194
  Due after one to three years                                     463          469          426          429
  Due after three years to five years                              530          536          486          489
  Due after five years to ten years                              1,682        1,703        1,536        1,547
  Due after ten years to twenty years                            5,620        5,692        4,569        4,606
  Due after twenty years                                         5,023        5,094        3,534        3,566
                                                              -----------------------------------------------
                                                                13,527       13,706       10,744       10,831
                                                              -----------------------------------------------
     Total mortgage-backed securities                          $39,244      $39,533      $41,315      $41,591
                                                              ===============================================

NOTE C--LOANS RECEIVABLE

    The composition of the loan portfolio at December 31, including loans held for sale, is as follows:

                                                                1997        1996
                                                              --------------------
                                                                 (In thousands)
Residential real estate
  One-to-four family residential                              $341,636    $321,701
  Multi-family residential                                      26,125      25,580
  Construction                                                   9,016      11,039
Nonresidential real estate and land                             50,613      33,055
Nonresidential construction                                      6,248       2,800
Consumer and other                                               9,266       7,850
                                                              --------------------
                                                               442,904     402,025
Undisbursed portion of loans in process                         (5,127)     (4,055)
Unamortized yield adjustments                                      733         129
Allowance for loan losses                                       (1,658)     (1,558)
                                                              --------------------
                                                              $436,852    $396,541
                                                              ====================

    The Savings Bank's lending efforts have historically focused on residential and multi-family residential real estate loans, which comprised approximately $376.8 million, or 85%, of the total loan portfolio at December 31, 1997, and $358.3 million, or 89% of the total portfolio at December 31, 1996. Generally, such loans have been underwritten on the basis of no more than an effective 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

    The Savings Bank has sold participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $18.7 million and $7.3 million at December 31, 1997 and 1996, respectively.

    In 1995, the FASB issued SFAS No. 122 "Accounting for Mortgage Servicing Rights," which requires that the Savings Bank recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights. SFAS No. 122 requires that securitization of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. SFAS No. 122 was to be applied prospectively to fiscal years beginning after December 15, 1995, (1996, as to the Savings Bank) to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights and capitalized excess servicing receivables whenever acquired. Management adopted SFAS No. 122, as required, without material effect on consolidated financial condition or results of operations. The Savings Bank recorded mortgage servicing rights totaling $77,000, and amortization of $3,000 for the year ended December 31, 1997.

    A director of the Corporation is a broker and general manager of a local real estate agency. The agency received approximately $159,000 in real estate commissions during 1997 which were the result of customers of the agency who were also borrowers of the Savings Bank.

NOTE D--ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses for the year ended December 31 is as follows:

                                                               1997      1996     1995
                                                              ------------------------
                                                                   (In thousands)
Beginning balance                                             $1,558    $  818    $783
Allowance for loan losses of Circle                               --       640      --
Provision for loan losses                                        101       129      71
Charge-offs of loans                                              (1)      (29)    (36)
                                                              ------------------------
Ending balance                                                $1,658    $1,558    $818
                                                              ========================

    At December 31, 1997, the Savings Bank's allowance for loan losses was comprised of a general loan loss allowance of $1.65 million, which is includible as a component of regulatory risk-based capital, and a specific loan loss allowance of $8,000.

    At December 31, 1997, 1996 and 1995, the Savings Bank had loans of $1.0 million, $1.1 million and $1.0 million, respectively, which had been placed on nonaccrual status due to concerns as to borrowers' ability to pay. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $25,000, $59,000 and $12,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE E--OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment is comprised of the following at December 31:

                                                               1997       1996
                                                              ------------------
                                                                (In thousands)
Land                                                          $ 1,790    $ 1,826
Buildings and improvements                                      6,269      6,262
Furniture and equipment                                         3,501      3,630
Automobiles                                                        14         38
                                                              ------------------
                                                               11,574     11,756
Less accumulated depreciation and amortization                  4,112      4,385
                                                              ------------------
                                                              $ 7,462    $ 7,371
                                                              ==================

NOTE F--DEPOSITS

    Deposits consist of the following major classifications at December 31:

      DEPOSIT TYPE AND WEIGHTED AVERAGE INTEREST RATE           1997        1996
                                                              --------------------
                                                                 (In thousands)
NOW accounts
  December 31, 1997--1.44%                                    $ 25,296
  December 31, 1996--1.77%                                                $ 22,871
Passbook and club accounts
  December 31, 1997--1.79%                                      40,374
  December 31, 1996--2.11%                                                  44,798
Money market deposit accounts
  December 31, 1997--3.32%                                      25,730
  December 31, 1996--3.19%                                                  24,721
                                                              --------------------
       Total demand, transaction and passbook deposits          91,400      92,390
Certificates of deposit
  Original maturities of:
     Less than 12 months
       December 31, 1997--5.59%                                 91,221
       December 31, 1996--5.57%                                            108,602
     12 months to 18 months
       December 31, 1997--5.87%                                151,965
       December 31, 1996--5.65%                                            109,668
     18 months to 36 months
       December 31, 1997--5.94%                                 60,819
       December 31, 1996--6.07%                                             51,925
     36 months to 48 months
       December 31, 1997--5.91%                                  8,862
       December 31, 1996--5.75%                                             11,996
     More than 48 months
       December 31, 1997--6.57%                                 27,757
       December 31, 1996--6.49%                                             33,578
                                                              --------------------
       Total certificates of deposit                           340,624     315,769
                                                              --------------------
       Total deposits                                         $432,024    $408,159
                                                              ====================

    At December 31, 1997 and 1996, the Corporation had certificates of deposit accounts with balances of $100,000 or greater totaling $44.1 million and $46.9 million, respectively.

    Interest expense on deposits for the years ended December 31 is summarized as follows:

                                                               1997       1996       1995
                                                              -----------------------------
                                                                     (In thousands)
Passbook and money market deposit accounts                    $ 1,655    $   931    $   849
NOW accounts                                                      322        280        267
Certificates of deposit                                        18,946     10,343      8,151
                                                              -----------------------------
                                                              $20,923    $11,554    $ 9,267
                                                              =============================

    Maturities of outstanding certificates of deposit at December 31 are summarized as follows:

                                                                1997        1996
                                                              --------------------
                                                                 (In thousands)
Less than one year                                            $251,254    $225,024
One to two years                                                70,680      60,533
Two to three years                                              12,937      15,213
Over three years                                                 5,753      14,999
                                                              --------------------
                                                              $340,624    $315,769
                                                              ====================

NOTE G--ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at December 31, 1997 by pledges of certain residential mortgage loans totaling $51.3 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                                                                 December 31,
                                                               1997       1996
                                                              ------------------
                                                                (In thousands)
Due within one year                                           $10,495    $ 2,147
Due after one to three years                                   14,946      8,405
Due after three to five years                                   3,647      4,851
Due after five to ten years                                     3,041      2,422
Due after ten to twenty years                                   2,104      2,361
                                                              ------------------
                                                              $34,233    $20,186
                                                              ==================
Weighted-average interest rate                                  6.21%      6.22%
                                                              ==================

NOTE H--LOAN TO EMPLOYEE STOCK OWNERSHIP PLAN

    As discussed previously in Note A-10, the Savings Bank established an Employee Stock Ownership Plan (the "ESOP") which initially acquired 135,000 shares of common stock of the Savings Bank in the initial common stock offering in 1992. In order to fund the acquisition of stock, the ESOP borrowed $400,000 from an independent third-party lender, payable over a seven year period. During 1995, the ESOP borrowed an additional $146,000 from an independent third-party lender, payable over a seven year period, to acquire approximately 21,950 shares of common stock. During 1996, in connection with the Corporation's common stock offering, the ESOP acquired 182,248 shares through funding from the Corporation, payable over a fifteen year period. Additionally, the $146,000 ESOP loan was repaid by a loan from the Corporation. At December 31, 1997, the ESOP held 319,520 shares of the Corporation's common stock, with approximately 136,321 shares allocated to participants as of that date.

NOTE I--FEDERAL INCOME TAXES

    The provision for federal income taxes differs from that computed at the statutory corporate tax rate for the years ended December 31 as follows:

                                                               1997      1996      1995
                                                              --------------------------
                                                                    (In thousands)
Federal income taxes computed at the statutory rate           $2,562    $  843    $  929
Increase (decrease) in taxes resulting from:
  Amortization of goodwill                                       123        26        --
  Other                                                          (27)        3       (10)
                                                              --------------------------
Federal income tax provision per consolidated financial
  statements                                                  $2,658    $  872    $  919
                                                              ==========================

    The composition of the Corporation's net deferred tax liability at December 31 is as follows:

                                                               1997       1996
                                                              ------------------
                                                                (In thousands)
Taxes (payable) refundable on temporary differences at
  statutory rate:
Deferred tax assets:
  Deferred loan origination fees                              $   136    $   175
  Retirement expense                                              195        388
  General loan loss allowance                                     561        527
  Purchase price adjustments from Circle acquisition              116        375
  Other                                                           167        164
                                                              ------------------
     Total deferred tax assets                                  1,175      1,629
Deferred tax liabilities:
  Federal Home Loan Bank stock dividends                         (630)      (533)
  Percentage of earnings bad debt deduction                      (908)      (908)
  Unrealized gains on securities designated as available for
     sale                                                         (60)       (89)
  Book vs. tax depreciation                                      (126)      (126)
  Purchase price adjustments from Circle acquisition              (60)      (123)
                                                              ------------------
     Total deferred tax liabilities                            (1,784)    (1,779)
                                                              ------------------
  Net deferred tax liability                                  $  (609)   $  (150)
                                                              ==================

    The Savings Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This percentage of earnings bad debt deduction had accumulated to approximately $14.2 million as of December 31, 1997. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $3.9 million at December 31, 1997. See Note L for additional information regarding future percentage of earnings bad debt deductions.

NOTE J--COMMITMENTS

    The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

    The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At December 31, 1997, the Savings Bank had total outstanding commitments of approximately $7.1 million to originate residential one- to four-family and multi-family real estate loans on the basis of an 80% loan to value ratio, of which $2.9 million was comprised of adjustable rate loans at rates ranging from 6.88% to 8.50%, and $4.2 million was comprised of fixed rate loans at rates ranging from 7.00% to 8.75%. The Savings Bank also had outstanding commitments of approximately $2.1 million to originate nonresidential real estate loans. Additionally, the Savings Bank had unused lines of credit under home equity loans of approximately $6.6 million and unused lines of credit under multi-family and nonresidential real estate loans of $4.9 million. The Savings Bank also has outstanding commitments of $1.7 million to purchase and $336,000 to sell residential real estate loans as of December 31, 1997. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 1997, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all commitments are able to be funded through cash flow from operations and excess liquidity. Fees received in connection with loan commitments have not been recognized in earnings.

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

NOTE K--REGULATORY CAPITAL

    The Savings Bank is subject to minimum capital requirements promulgated by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0%--5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Savings Bank's excess regulatory capital position as a result of this proposed change to the regulatory capital requirement. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

    As of December 31, 1997 and 1996, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

                                                                                                   To Be
                                                                                            "Well-Capitalized"
                                                                                               Under Prompt
                                                                        For Capital          Corrective Action
                                                      Actual         Adequacy Purposes          Provisions
                                                 ---------------------------------------------------------------
                                                 Amount     Ratio     Amount      Ratio      Amount       Ratio
                                                 ---------------------------------------------------------------
                                                                     (Dollars in thousands)
1997:
Tangible capital                                 $53,194    10.1%    *$  7,887     *1.5%   *$ 26,289      * 5.0%
Core capital                                     $53,194    10.1%    *$ 15,773     *3.0%   *$ 26,289      * 5.0%
Risk-based capital                               $54,844    19.3%    *$ 22,701     *8.0%   *$ 28,376      *10.0%
1996:
Tangible capital                                 $47,427     9.8%    *$  7,234     *1.5%   *$ 24,113      * 5.0%
Core capital                                     $47,427     9.8%    *$ 14,468     *3.0%   *$ 24,113      * 5.0%
Risk-based capital                               $48,337    19.2%    *$ 20,189     *8.0%   *$ 25,236      *10.0%

*=greater than or equal to

    At December 31, 1997, the Savings Bank met all regulatory requirements for classification as a "well-capitalized" institution. A "well-capitalized" institution must have risk-based capital of 10.0%, and core capital of 5.0%. The Savings Bank's capital exceeded the minimum required amounts for classification as a "well-capitalized" institution by $26.5 million and $26.9 million, respectively.

    Regulations of the Office of Thrift Supervision ("OTS") impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in an amount not to exceed the greater of (i) up to 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital to assets ratio exceeded its fully phased-in capital to assets ratio at the beginning of the year, or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Savings Bank had the ability to pay dividends of approximately $13.1 million to the Corporation at December 31, 1997.

NOTE L--LEGISLATIVE DEVELOPMENTS

    The deposit accounts of the Savings Bank and of other savings associations are insured by the FDIC through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund are used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

    During 1996, legislation was enacted to recapitalize the SAIF that provided for a special assessment of $.657 per $100 of SAIF deposits held at March 31, 1995. The Savings Bank had $173.1 million in deposits at March 31, 1995, resulting in an assessment of approximately $1.1 million, or $749,000 after tax, which was recorded during 1996.

    A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 2000, assuming the elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. This legislation would require the Savings Bank to be regulated as a bank under federal laws which would subject it to the more restrictive activity limits imposed on national banks. In the opinion of management, such restrictions would not materially affect the Corporation's operations. Under separate legislation, the Savings Bank is required to recapture approximately $2.7 million of its bad debt reserve as taxable income, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its reserve in the future. The Savings Bank has provided deferred taxes for this amount and will be permitted to amortize the recapture of its bad debt reserve over six years.

NOTE M--STOCK OPTION PLAN

    In connection with Fidelity's Reorganization to mutual holding company form, the Savings Bank had adopted the 1992 Stock Option Plan that provided for the issuance of 168,750 shares of authorized, but unissued shares of common stock. All of the shares issued under that Plan have been granted.

    In April 1997, the Corporation adopted the 1997 Stock Option Plan that provides for the issuance of 227,810 shares of common stock. Options to purchase 171,500 shares were granted during 1997 at an exercise price equal to the fair value at the date of grant.

    In 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for employee stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                    1997      1996      1995
                                   --------------------------
Net earnings
  (In thousands)      As reported  $4,876    $1,608    $1,814
                                   ==========================
                      Pro-forma    $4,826    $1,608    $1,802
                                   ==========================
Earnings per share
  Basic               As reported  $  .90    $  .38    $  .45
                                   ==========================
                      Pro-forma    $  .89    $  .38    $  .44
                                   ==========================
  Diluted             As reported  $  .89    $  .38    $  .45
                                   ==========================
                      Pro-forma    $  .88    $  .38    $  .44
                                   ==========================

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1997 and 1995: dividend yield of 4.0%, expected volatility of 20.0%, a risk-free interest rate of 5.5% and expected lives of ten years.

    A summary of the status of the Corporation's stock option plan as of December 31, 1997, 1996 and 1995, and changes during the periods ending on those dates is presented below:

                                                               1997                  1996                 1995
                                                        -------------------------------------------------------------
                                                                  Weighted-            Weighted-            Weighted-
                                                                   average              average              average
                                                                  exercise             exercise             exercise
                                                        Shares      price     Shares     price     Shares     price
                                                        -------------------------------------------------------------
Outstanding at beginning of year                         54,265    $ 4.41     61,015    $ 4.46     47,475    $ 3.65
Granted                                                 171,500    $13.00         --    $   --     16,875    $ 6.67
Adjustment for return of capital distribution             8,334    $  .44         --    $   --         --    $   --
Exercised                                               (14,350)   $ 5.21     (6,750)   $ 4.81     (3,335)   $ 4.20
Forfeited                                                (6,400)   $13.00         --    $   --         --    $   --
                                                        -------------------------------------------------------------
Outstanding at end of year                              213,349    $10.86     54,265    $ 4.41     61,015    $ 4.46
                                                        =============================================================
Options exercisable at year-end                          77,314               54,265               61,015
                                                        =============================================================
Weighted-average fair value of options granted during
  the year                                              $  2.63                  N/A               $ 1.35
                                                        =============================================================

    The following information applies to options outstanding at December 31, 1997:

Number outstanding                                                 213,349
Range of exercise prices                                      $2.84-$12.49
Weighted-average exercise price                                     $10.86
Weighted-average remaining contractual life                     8.62 years

NOTE N--CONDENSED FINANCIAL STATEMENTS OF FIDELITY FINANCIAL OF OHIO, INC.

    The following condensed financial statements summarize the financial position of Fidelity Financial of Ohio, Inc. as of December 31, 1997 and 1996, and the results of its operations for the periods then ended.

                        FIDELITY FINANCIAL OF OHIO, INC.
                       STATEMENTS OF FINANCIAL CONDITION
                                  December 31,
                                 (In thousands)

                                                               1997       1996
                                                              ------------------
ASSETS
Cash and due from banks                                       $   198    $   189
Interest-bearing deposits in other financial institutions          --      5,550
Investment securities available for sale--at market             1,112      3,080
Loan receivable from ESOP                                       1,785      1,938
Investment in subsidiary                                       61,463     56,458
Prepaid expenses and other                                        151        215
--------------------------------------------------------------------------------
  Total assets                                                $64,709    $67,430
================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities                                             $   435    $   718
Stockholders' equity
  Common stock and additional paid-in capital                  42,107     42,167
  Retained earnings                                            24,147     26,311
  Less shares acquired by Management Recognition Plan            (292)        --
  Less shares held in treasury                                    (20)        --
  Shares acquired by ESOP                                      (1,785)    (1,938)
  Unrealized gains on securities designated as available for
     sale, net                                                    117        172
--------------------------------------------------------------------------------
     Total stockholders' equity                                64,274     66,712
--------------------------------------------------------------------------------
     Total liabilities and stockholders' equity               $64,709    $67,430
================================================================================

                        FIDELITY FINANCIAL OF OHIO, INC.
                             STATEMENTS OF EARNINGS
                       For the period ended December 31,
                                 (In thousands)

                                                               1997       1996
                                                              ------------------
Income
  Interest income                                             $   462    $   524
  Equity in earnings of subsidiary                              4,818      1,208
--------------------------------------------------------------------------------
  Total revenue                                                 5,280      1,732
General and administrative expenses                               390        421
--------------------------------------------------------------------------------
  Earnings before income taxes                                  4,890      1,311
Federal income taxes                                               14         35
--------------------------------------------------------------------------------
  NET EARNINGS                                                $ 4,876    $ 1,276
================================================================================

                        FIDELITY FINANCIAL OF OHIO, INC.
                            STATEMENTS OF CASH FLOWS
                       For the period ended December 31,
                                 (In thousands)

                                                               1997        1996
                                                              -------------------
Cash provided by (used in) operating activities:
  Net earnings for the year                                   $ 4,876    $  1,276
  Adjustments to reconcile net earnings to net cash provided by (used in) operating activities
     Undistributed earnings of consolidated subsidiary         (4,818)     (1,208)
     Increase (decrease) in cash due to changes in:
       Loss on sale of investment securities                        8          --
       Prepaid expenses and other assets                           95        (250)
       Other liabilities                                         (283)        709
---------------------------------------------------------------------------------
          Net cash provided by (used in) operating
         activities                                              (122)        527
Cash flows provided by (used in) investing activities:
  Proceeds from repayment of loan to ESOP                          93          10
  Proceeds from sale of investment securities                   9,982       3,000
  Purchase of investment securities                            (8,000)     (6,080)
  Issuance of loan to ESOP                                         --      (1,948)
  Acquisition of Circle Financial Corporation common
     stock--net                                                    --      (5,359)
  Effect of corporate reorganization                               --      (3,914)
---------------------------------------------------------------------------------
          Net cash provided by (used in) investing
         activities                                             2,075     (14,291)
Cash flows provided by (used in) financing activities:
  Proceeds from issuance of common stock                           --      20,434
  Payment of dividends on common stock                         (7,040)       (931)
  Purchase of treasury stock                                     (229)         --
  Purchase of stock for management recognition plan              (292)         --
  Proceeds from exercise of stock options                          67          --
---------------------------------------------------------------------------------
          Net cash provided by (used in) financing
         activities                                            (7,494)     19,503
---------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents           (5,541)      5,739
Cash and cash equivalents at beginning of year                  5,739          --
---------------------------------------------------------------------------------
Cash and cash equivalents at end of year                      $   198    $  5,739
=================================================================================

NOTE O--REORGANIZATION AND CHANGE OF CORPORATE FORM

    Prior to 1996, Fidelity Federal Savings ("Fidelity") operated as a 55.9% owned subsidiary of Fidelity Federal Mutual Holding Company (the "Mutual Holding Company"). In 1995, the Boards of Directors of the Savings Bank and the Mutual Holding Company adopted a Plan of Conversion (the "Plan") and in October 1995, the Savings Bank incorporated Fidelity Financial of Ohio, Inc. (the "Corporation") under Ohio law as a first-tier wholly owned subsidiary of the Savings Bank. Pursuant to the Plan, (i) the Mutual Holding Company converted to an interim federal stock savings institution and simultaneously merged with and into the Savings Bank, pursuant to which the Mutual Holding Company ceased to exist and the 1,012,500 shares, or 55.9%, of the outstanding Savings Bank common stock held by the Mutual Holding Company were canceled, and (ii) an interim savings bank ("Interim") formed as a wholly-owned subsidiary of the Corporation solely for such purpose was merged with and into the Savings Bank. As a result of the merger of Interim with and into the Savings Bank, the Savings Bank became a wholly-owned subsidiary of the Corporation and the outstanding public Savings Bank shares, which amounted to 797,880 shares, or 44.1%, of the outstanding Savings Bank common stock at December 31, 1995, were converted into the exchange shares pursuant to the exchange ratio of 2.25 shares to one, which resulted in the holders of such shares owning in the aggregate approximately the same percentage of the common stock to be outstanding upon the completion of the Conversion and Reorganization (i.e., the conversion stock and the exchange shares) as the percentage of Savings Bank common stock owned by them in the aggregate immediately prior to consummation of the conversion and reorganization, before giving effect to (a) the payment of cash in lieu of issuing fractional exchange shares, (b) any shares of conversion stock purchased by the Savings Bank's stockholders in the offerings or the ESOP thereafter, and
(c) any exercise of dissenters' rights. The costs of issuing the common stock were deducted from the sale proceeds of the offering. The offering was completed in March 1996, and resulted in capital proceeds totaling $20.4 million, after consideration of offering expenses and shares acquired by the ESOP.

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

NOTE P--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the Corporation's quarterly results for the years ended December 31, 1997 and 1996.

                                                                           Three Months Ended
                                                         March 31,    June 30,    September 30,    December 31,
                                                         ------------------------------------------------------
                                                                 (In thousands, except per share data)
1997:
Total interest income                                     $9,286       $9,510        $9,652           $9,703
Total interest expense                                     5,365        5,577         5,765            5,855
                                                         -----------------------------------------------------
Net interest income                                        3,921        3,933         3,887            3,848
Provision for losses on loans                                 25           25            25               26
Other income                                                 367          286           327              435
General, administrative and other expense                  2,384        2,285         2,340            2,360
                                                         -----------------------------------------------------
Earnings before income taxes                               1,879        1,909         1,849            1,897
Federal income taxes                                         671          688           633              666
                                                         -----------------------------------------------------
Net earnings                                              $1,208       $1,221        $1,216           $1,231
                                                         =====================================================
Earnings per share:
  Basic                                                   $ 0.22       $ 0.23        $ 0.22           $ 0.23
                                                         =====================================================
  Diluted                                                 $ 0.22       $ 0.22        $ 0.22           $ 0.23
                                                         =====================================================
1996:
Total interest income                                     $4,508       $4,652        $4,692           $8,886
Total interest expense                                     2,649        2,603         2,618            4,786
                                                         -----------------------------------------------------
Net interest income                                        1,859        2,049         2,074            4,100
Provision for losses on loans                                 17           15            16               81
Other income (expense)                                       114          102           104             (155)
General, administrative and other expense                  1,119        1,184         2,379            2,956
                                                         -----------------------------------------------------
Earnings (loss) before income taxes (credits)                837          952          (217)             908
Federal income taxes (credits)                               282          323           (71)             338
                                                         -----------------------------------------------------
Net earnings (loss)                                       $  555       $  629        $ (146)          $  570
                                                         =====================================================
Earnings (loss) per share:
  Basic                                                   $ 0.14       $ 0.16        $(0.04)          $ 0.12
                                                         =====================================================
  Diluted                                                 $ 0.14       $ 0.16        $(0.04)          $ 0.12
                                                         =====================================================

                                   DIRECTORS

JOHN R. REUSING                                       President and Chief Executive Officer of Fidelity Financial
                                                      of Ohio, Inc. and Fidelity Federal Savings Bank.

JOSEPH D. HUGHES                                      Executive Vice President and Chief Lending Officer of
                                                      Fidelity Financial of Ohio, Inc. and Fidelity Federal
                                                      Savings Bank.

MICHAEL W. JORDAN                                     General Manager of Jordan Realtors, Cincinnati, Ohio.

DAVID A. LUECKE                                       President and Chief Executive Officer of Riemeier Lumber
                                                      Company, Cincinnati, Ohio.

CONSTANTINE N. PAPADAKIS                              President of Drexel University, Philadelphia, Pennsylvania.

THOMAS N. SPAETH                                      Chief Financial Officer, Champion Window Manufacturing &
                                                      Supply, Inc.

PAUL D. STAUBACH                                      Senior Vice President, Chief Financial Officer and
                                                      Secretary of Fidelity Financial of Ohio, Inc. and Fidelity
                                                      Federal Savings Bank.

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

JOSEPH D. HUGHES                                      Executive Vice President, Chief Lending Officer

PAUL D. STAUBACH                                      Senior Vice President, Chief Financial Officer

M. ROBIN RUHOLL-CASSADY                               Vice President, Retail Banking

ANITA C. GLASMEIER                                    Vice President, Marketing

KARAN KISER                                           Vice President, Loan Servicing

RUTH A. MYERS                                         Vice President, Loan Escrow Manager

JOHN P. OWENS                                         Vice President, Loan Development and Production

DAVID R. PERSOHN                                      Vice President, Internal Audit

DEBORAH A. PETER                                      Vice President, Loan Operations

                                   LOCATIONS

ANDERSON                                                                474-1141
7944 Beechmont Avenue
Cincinnati, OH 45255

BLUE ASH                                                                793-5196
4144 Hunt Road
Cincinnati, OH 45236

DELHI                                                                   451-5353
5030 Delhi Road
Cincinnati, OH 45238

GROESBECK                                                               521-3385
8045 Colerain Avenue
Cincinnati, OH 45239

HARTWELL                                                                821-8880
8434 Vine Street
Cincinnati, OH 45216

LOVELAND                                                                697-2442
10640 Loveland-Madeira Road
Loveland, OH 45140

MADEIRA                                                                 272-4200
7136 Miami Avenue
Cincinnati, OH 45243

NORWOOD                                                                 351-6666
4555 Montgomery Road
Cincinnati, OH 45212

ROSS                                                                    738-1111
3777 Hamilton Cleves Road
Hamilton, OH 45013

SHARONVILLE                                                             733-9300
11100 Reading Road
Cincinnati, OH 45241

TRI COUNTY MALL                                                         671-0866
11700 Princeton Road
Cincinnati, OH 45246

WESTWOOD                                                                481-2481
3316 Glenmore Avenue
Cincinnati, OH 45211

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

Fidelity Financial of Ohio, Inc.
4555 Montgomery Road
Cincinnati, Ohio 45212
(513) 351-6666

STOCK LISTING

The Nasdaq National Market
Symbol: FFOH

TRANSFER AGENT AND REGISTRAR

Fifth Third Bank
Corporate Trust Services
Mail Location 1090F5
38 Fountain Square Plaza
Cincinnati, Ohio 45263
(513) 579-5320
(800) 837-2755

INDEPENDENT AUDITORS

Grant Thornton LLP
625 Eden Park Drive, Suite 900
Cincinnati, Ohio 45202-4181

SPECIAL LEGAL COUNSEL

Elias, Matz, Tiernan & Herrick LLP
734 15th Street, N.W., 12th Floor
Washington, DC 20005

ANNUAL MEETING

April 28, 1998, 2:00 P.M.
Quality Hotel Central
4747 Montgomery Road
Cincinnati, Ohio 45212

FORM 10-K

Fidelity Financial of Ohio, Inc. is required to file an Annual Report on Form 10-K, for its year ended December 31, 1997. Copies of this Annual Report and Quarterly Reports on Form 10-Q may be obtained without charge by contacting:

Paul D. Staubach
Senior Vice President,
  Chief Financial Officer and Secretary
Fidelity Financial of Ohio, Inc.
4555 Montgomery Road
Cincinnati, Ohio 45212

MARKET MAKERS

Ernst & Company
Friedman, Billings, Ramsey & Co., Inc.
Gradison/McDonald & Co. Securities, Inc.
Herzog, Heine, Geduld, Inc.
Investment Technology Group
Knight Securities, Inc.
Ryan Beck & Co.
Sandler, O'Neill & Partners, LP
Trident Securities Inc.