Form 10-K, Exhibit 13
period 1998-12-31
FIDELITY FINANCIAL OF OHIO INC
filed 1999-03-31
CIK 1003468

CONTENTS


Letter to Stockholders.....................................................   1

Business of the Corporation................................................   2

Market Price of Stock and Related Information..............................   3

Selected Consolidated Financial and Other Data.............................   4

Management's Discussion and Analysis of Financial Condition
  and Results of Operations................................................   6

Independent Auditors' Report...............................................  22

Consolidated Statements of Financial Condition.............................  23

Consolidated Statements of Earnings........................................  24

Consolidated Statements of Comprehensive Income............................  25

Consolidated Statements of Stockholders' Equity............................  26

Consolidated Statements of Cash Flows......................................  27

Notes to Consolidated Financial Statements.................................  29

Directors and Executive Officers...........................................  57

Locations..................................................................  57

Corporate Information......................................................  58

Annual Meeting.............................................................  58

Dear Shareholders,

         Enclosed is the 1998 Annual Report of Fidelity Financial of Ohio, Inc. This report, which covers the year ended December 31, 1998, does not reflect the results of the merger of equals of FFOH and Glenway Financial Corporation. As a result of the merger, which was just completed on March 19, 1999, your company looks very different than it did at the end of 1998.

         FFOH now has consolidated assets in excess of $800 million and our savings bank subsidiary, Centennial Bank, has 15 branches throughout Greater Cincinnati. We have 180 total employees and a seasoned management team that combines a long tradition of service to the thrift industry with the commercial banking expertise that will be so important to our future. We have a board of 12 directors, a blend of talented people who will provide forward-looking leadership without abandoning the heritage of the past.

         We are very busy guiding our combined staff through the many transitions that accompany a merger of this size. Our immediate goal is to make the operational transitions transparent to our customers, who can now transact their banking business at any one of our 15 offices and 19 ATMs, regardless of where their accounts were held before the merger. We believe we are achieving that goal, as a result of careful planning and the efforts of our talented and dedicated personnel.

         Our longer term goal is one we know our customers will notice - an expanded offering of products and services that will meet more of their financial services needs. The resources and economies of scale that we have achieved through the merger position us to serve our existing customers better and to establish relationships with new customers.

         Our most important goal is for our shareholders to see the benefits of this merger. Management will work diligently to implement the cost-savings opportunities that the merger presents to ensure that our efforts achieve value for our shareholders. A more immediate benefit is the enhanced liquidity of FFOH stock. FFOH now has approximately 9.1 million common shares outstanding, held of record by approximately 1,500 shareholders.

         We appreciate the confidence our shareholders demonstrated by approving this merger. We are very excited about the future for FFOH, and we are pleased to have you with us as we pursue new opportunities.




/s/ John R. Reusing                        /s/ Robert R. Sudbrook
John R. Reusing                            Robert R. Sudbrook
Chairman                                   President and Chief Executive Officer

                           BUSINESS OF THE CORPORATION


         Fidelity Financial of Ohio, Inc. (the "Corporation") is an Ohio corporation which is the holding company for Centennial Bank ("Centennial"). The Corporation was originally organized by Fidelity Federal Savings Bank (the "Savings Bank") for the purpose of acquiring all of the capital stock of the Savings Bank in connection with the conversion of Fidelity Federal Mutual Holding Company, the former federally chartered, mutual holding company parent of the Savings Bank, and the reorganization of the Savings Bank to the stock holding company form, which was completed on March 4, 1996 (the "Conversion and Reorganization"). The only significant asset of the Corporation is the capital stock of the Savings Bank.

         On September 28, 1998, the Corporation entered into an agreement of merger with Glenway Financial Corporation ("Glenway") and its wholly-owned subsidiary Centennial Savings Bank ("Centennial"), which provided for a merger-of-equals between the Corporation and Glenway, and the Savings Bank and Centennial. The transaction was consummated on March 19, 1999, and accounted for using the pooling-of-interests method of accounting.

         As a result of the merger, Centennial is an Ohio chartered savings bank which conducts business through 15 full-service offices located in the Cincinnati, Ohio metropolitan area. Centennial is primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to originate loans secured by single-family residences located primarily in southwestern Ohio. In addition, Centennial originates loans secured by existing multi-family residential and non-residential real estate, as well as commercial, construction and consumer loans. Centennial also invests in U.S. Government and federal agency obligations and mortgage-backed securities which are insured by federal agencies.

         As a savings and loan holding company, the Corporation is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury ("OTS"). Centennial is subject to regulation and examination by the Ohio Department of Commerce, Division of Financial Institutions as its chartering authority and primary regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which, through the Savings Association Insurance Fund ("SAIF") administered by it, insures Centennial's deposits up to applicable limits. Centennial is a member of the Federal Home Loan Bank ("FHLB") of Cincinnati, which is one of the 12 banks which comprise the FHLB System. Centennial is further subject to regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") governing reserves to be maintained against deposits and certain other matters.

                  MARKET PRICE OF STOCK AND RELATED INFORMATION


     Shares of the Corporation's common stock are traded under the symbol "FFOH" on the Nasdaq National Market. At March 25, 1999, the Corporation had 9,119,707 shares of common stock outstanding and had approximately 1,472 stockholders of record. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

     The following table sets forth the reported high and low sales prices of a share of the Corporation's common stock as reported by Nasdaq National Market.

         For the year ended December 31, 1998                 High             Low
         -----------------------------------------------------------------------------
         1998 Sales Prices

         Quarter ending December 31, 1998                   $14.25           $12.38
         Quarter ending September 30, 1998                   16.38            11.88
         Quarter ending June 30, 1998                        19.88            15.19
         Quarter ending March 31, 1998                       18.25            15.50


         For the year ended December 31, 1997                 High             Low
         -----------------------------------------------------------------------------

         1997 Sales Prices

         Quarter ending December 31, 1997                   $16.25           $14.25
         Quarter ending September 30, 1997                   16.50            14.50
         Quarter ending June 30, 1997                        15.00            12.38
         Quarter ending March 31, 1997                       13.75            11.50


     Distributions with respect to the Corporation's common stock for the years ended December 31, 1998 and 1997 are set forth below.


                                                                     Cash
         For the year ended December 31, 1998                     Distributions
         ----------------------------------------------------------------------
         Quarter ending December 31, 1998                            $0.08
         Quarter ending September 30, 1998                            0.08
         Quarter ending June 30, 1998                                 0.08
         Quarter ending March 31, 1998                                0.08

                                                                     Cash
         For the year ended December 31, 1997                     Distributions
         ----------------------------------------------------------------------

         Quarter ending December 31, 1997                            $1.07
         Quarter ending September 30, 1997                            0.07
         Quarter ending June 30, 1997                                 0.07
         Quarter ending March 31, 1997                                0.07

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth certain financial and other data of the Corporation at the date and for the periods indicated. For additional financial information about the Corporation, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Corporation and related notes included elsewhere herein. For information with respect to the merger of equals with Glenway, see Note O of the Notes to Consolidated Financial Statements.

Selected Consolidated Financial Condition Data:
                                                                                           At December 31,
                                                                      1998        1997        1996        1995        1994
                                                                                          (In thousands)
Total assets                                                      $519,219    $535,100    $499,918    $231,137     $216,168
Federal funds sold and interest-bearing deposits                    18,323      27,730      20,489       2,784        1,766
Investment securities available for sale - at market (1)               838       6,020      16,120       6,044        4,267
Mortgage-backed securities available for sale - at market (1)       25,205      25,827      30,760      29,378        6,280
Mortgage-backed securities held to maturity - at cost               29,682      13,527      10,744          -        20,792
Loans receivable - net (2)                                         419,436     436,852     396,541     185,132      175,222
Goodwill and other intangible assets                                 6,949       7,628       8,322          -            -
Deposits                                                           412,122     432,024     408,159     180,697      173,198
FHLB advances                                                       34,735      34,233      20,186      17,653       12,089
Stockholders' equity, net                                           67,618      64,274      66,712      30,113       28,540


Selected Operating Data:
                                                                                Year Ended December 31,
                                                                     1998         1997        1996        1995        1994
                                                                              (In thousands, except share data)

Total interest income                                             $37,645      $38,151     $22,738     $17,001      $15,748
Total interest expense                                             22,695       22,562      12,656      10,167        8,331
                                                                   ------       ------      ------      ------       ------
     Net interest income                                           14,950       15,589      10,082       6,834        7,417
Provision for losses on loans                                         107          101         129          71           44
                                                                   ------       ------      ------      ------       ------
     Net interest income after provision for losses on loans       14,843       15,488       9,953       6,763        7,373
Other income                                                        1,474        1,415         165         355          347
General, administrative and other expense                          (9,204)      (9,369)     (7,638)     (4,385)      (4,172)
                                                                   ------       ------      ------      ------       ------
Earnings before income taxes                                        7,113        7,534       2,480       2,733        3,548
Federal income taxes                                               (2,557)      (2,658)       (872)       (919)      (1,176)
                                                                   ------       ------      ------      ------       ------

Net earnings                                                      $ 4,556      $ 4,876     $ 1,608     $ 1,814      $ 2,372
                                                                   ======       ======      ======      ======       ======
Earnings per share
  Basic                                                             $0.84        $0.90       $0.38       $0.45        $0.58
                                                                     ====         ====        ====        ====         ====

  Diluted                                                           $0.83       $0.89       $0.38        $0.44        $0.58
                                                                     ====        ====        ====         ====         ====



Footnote explanations on following page.


Selected Operating Ratios (3):
                                                                                At or for the year ended December 31,
                                                                     1998         1997        1996        1995         1994
Return on average assets (4)                                        0.86%        0.94%       0.53%       0.82%        1.14%
Return on average equity (4)                                        6.89%        7.22%       3.16%       6.17%        8.51%
Dividend payout ratio (4)                                          34.61%      144.38%      57.90%      29.49%       18.47%
Tangible equity to tangible assets at end of period                11.85%       10.74%      11.88%      13.03%       13.20%
Interest rate spread (5)                                            2.41%        2.58%       2.59%       2.44%        3.04%
Net interest margin (5)                                             2.92%        3.11%       3.40%       3.13%        3.63%
Non-performing loans to total loans at end of period (6)            0.42%        0.22%       0.28%       0.54%        0.47%
Non-performing assets to total assets at end of period (6)          0.35%        0.18%       0.23%       0.44%        0.43%
Allowance for loan losses to non-performing loans at
  end of period                                                    94.20%      167.81%     137.88%      81.23%       95.71%
Average interest-earning assets to average interest-bearing
  liabilities                                                     111.55%      111.88%     118.89%     114.74%      114.49%
General, administrative and other expense to average
  total assets (4)                                                  1.73%        1.80%       2.51%       1.97%        2.00%
Full service offices                                                   12           12          10           4            4



(1) The Corporation adopted SFAS No. 115 as of January 1, 1994. In connection therewith, the Corporation classified certain of its debt securities as available for sale. For additional information, see Notes A-2 and B of the Notes to Consolidated Financial Statements.
(2)  At December  31,  1998,  1997 and 1995,  included  $236,000,  $438,000  and
     $646,000 of loans classified as held for sale, respectively.
(3) With the exception of end of period ratios, all ratios are based on average monthly balances during the period.
(4) Before consideration of non-recurring charges incurred in 1996, including the SAIF recapitalization assessment and merger related expenses, the ratios set forth above would have been as follows:
         Return on average assets                                      0.92%
         Dividend payout ratio                                        39.50%
         Return on average equity                                      5.52%
         General, administrative and other expense
          to average total assets                                      1.91%
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

         In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Corporation's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Corporation's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

1. Management's analysis of the interest rate risk of the Corporation as set forth under "Asset and Liability Management;"

2. Management's discussion of the liquidity of the Savings Bank's assets and the regulatory capital of the Savings Bank as set forth under "Liquidity and Capital Resources;"

3. Management's determination of the amount and adequacy of the allowance for loan losses as set forth under "Discussion of Changes in Financial Condition from December 31, 1997 to December 31, 1998," "Comparison of Results of Operations for the Fiscal Years Ended December 31, 1998 and 1997" and "Comparison of Results of Operations for the Fiscal Years Ended December 31, 1997 and 1996;"

4. Management's determination of the effects of the year 2000 on the Corporation's information technology systems as set forth under "Year 2000 Compliance Issues;" and

5. Management's estimate as to the effects of recent accounting pronouncements as set forth under "Effects of Recent Accounting Pronouncements".

ASSET AND LIABILITY MANAGEMENT

         The Corporation's earnings depend primarily upon its net interest income, which is the difference between its interest income on interest-earning assets, such as mortgage loans, investment securities and mortgage-backed securities, and its interest expense paid on interest-bearing liabilities, consisting of deposits and borrowings. As market interest rates change, asset yields and liability costs do not change simultaneously. Due to maturity, repricing and timing differences between such interest-earning assets and such interest-bearing liabilities, the Corporation's earnings will be affected differently under various interest rate scenarios. Management believes that the steps which have been taken in asset/liability management may reduce the overall vulnerability of the Corporation to interest rate risk.

         The Savings Bank has established an Asset and Liability Management Committee, which generally meets at least weekly in order to structure and price the Savings Bank's assets and liabilities so as to maintain an acceptable interest rate spread while reducing the effects of changes in interest rates. The Committee reports quarterly to the Board of Directors on interest rate risks and trends, as well as with respect to the Savings Bank's liquidity and capital ratios as compared to the respective regulatory requirements.

         The Savings Bank's Asset and Liability Management Committee has in recent periods implemented asset and liability management policies designed to better match the maturities and repricing terms of the Savings Bank's interest-earning assets and interest-bearing liabilities in order to minimize the adverse effects on the Savings Bank's results of operations of material and prolonged increases in interest rates. The Savings Bank has undertaken a variety of strategies to reduce its exposure to interest rate fluctuations, including
(i) subject to market conditions, emphasizing the origination and purchase of adjustable-rate mortgage loans and balloon loans (which amortize over a fifteen to thirty-year period but are payable at the end of five or seven years); (ii) continuing to invest excess cash in adjustable-rate and medium-term (primarily five years or less) mortgage-backed securities; (iii) maintaining high levels of capital and strong asset quality; (iv) attempting to attract, to the extent possible, longer-term, fixed-rate deposit accounts; (v) utilization of longer term FHLB advances; and (vi) the sale of certain long-term fixed-rate mortgage loans in the secondary market.

         As a result of implementing these asset and liability initiatives, at December 31, 1998, $178.9 million, or 42.6% of the Savings Bank's total loan portfolio consisted of adjustable-rate or balloon loans. In addition, at
December 31, 1998, $234.5 million, or 45.2% of the Savings Bank's interest-earning assets consisted of adjustable rate loans or securities, balloon notes or had scheduled maturities of five years or less.

         Management presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Savings Bank's portfolio equity and the level of net interest income on a quarterly basis. As a part of its efforts to monitor its interest rate risk, the Savings Bank reviews the reports of the OTS which set forth the application of the "net portfolio value" ("NPV") methodology, adopted by the OTS as part of its capital regulations, to the assets and liabilities of the Savings Bank. Although the Savings Bank is not currently subject to the NPV regulation, because its implementation has been delayed by the OTS, the application of the NPV methodology may illustrate the Savings Bank's level of interest rate risk.

        Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (100 basis points equals 1%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution would have to deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital, if the regulations were in effect. Even before the regulation is in effect, the OTS could increase the Savings Bank's risk-based capital requirement on an individualized basis to address excess interest rate risk.

         At December 31, 1998, 2% of the present value of the Savings Bank's assets was approximately $10.4 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $18.3 million at December 31, 1998, the Savings Bank would have been required to deduct $4.0 million (50% of the $7.9 million difference) from its capital in determining whether the Savings Bank met its risk-based capital requirement. Despite such reduction, however, the Savings Bank's risk-based capital at December 31, 1998, would still have exceeded the regulatory requirement by approximately $33.8 million.

        The following tables present the Savings Bank's NPV as of December 31, 1998 and 1997, as calculated by the OTS, based on information provided to the OTS by the Savings Bank.

                                Net Portfolio Value
                                 December 31, 1998

                                     Estimated
  Change in                          NPV as a
interest rates      Estimated        percentage        Amount
(basis points)      NPV              of assets         of change        Percent
   +300             $36,502              7.54%         $(29,148)          (44)%
   +200              47,336              9.52           (18,314)          (28)
   +100              57,489             11.27            (8,161)          (12)
    --               65,650             12.60                -              -
   -100              69,663             13.20             4,013             6
   -200              72,490             13.58             6,840            10
   -300              76,404             14.13            10,754            16


                                       Net Portfolio Value
                                        December 31, 1997

                                     Estimated
  Change in                          NPV as a
interest rates      Estimated        percentage        Amount
(basis points)      NPV              of assets         of change        Percent
   +300             $33,170              6.68%         $(29,873)          (47)%
   +200              44,029              8.63           (19,014)          (30)
   +100              54,374             10.38            (8,669)          (14)
    --               63,043             11.76                -              -
   -100              68,407             12.56             5,364             9
   -200              70,244             12.76             7,201            11
   -300              72,449             13.02             9,406            15


As illustrated in the tables, NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, the amount of interest the Savings Bank would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest the Savings Bank would pay on its deposits would increase rapidly because the Savings Bank's deposits generally have shorter periods to repricing. Assumptions used in calculating the amounts in the above tables are OTS assumptions.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

In the event that interest rates rise, the Savings Bank's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect the Savings Bank's earnings due to diminished loan demand.


CHANGES IN FINANCIAL CONDITION FROM DECEMBER 31, 1997 TO DECEMBER 31, 1998

         The Corporation's consolidated total assets amounted to $519.2 million at December 31, 1998, a decrease of $15.9 million, or 3.0%, from the $535.1 million total at December 31, 1997. This decline in assets was primarily the result of a strategy put in place by management to allow the outflow of higher-yielding certificates of deposit in order to lower the Corporation's funding costs, resulting in a decrease in deposits of $19.9 million and a decrease in the Corporation's cost of funds from 5.16% at December 31, 1997 to 4.73% at December 31, 1998. The decrease in deposits was partially offset by an increase in stockholders' equity of $3.3 million.

         Cash and cash equivalents, comprised of cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions, amounted to $22.2 million at December 31, 1998, a decrease of $8.3 million, or 27.2%, from the total at December 31, 1997. The decrease in cash and cash equivalents resulted from the decrease in deposits as discussed above.

         Investment securities totaled $838,000 at December 31, 1998, a decrease of $5.2 million, or 86.1%, from 1997 levels. The decrease was due primarily to sales and maturities totaling $1.1 million and $5.0 million, respectively, which were partially offset by purchases totaling $1.0 million. Proceeds from sales of investment securities were redeployed into purchases of mortgage-backed securities.

         Mortgage-backed securities (including securities classified as available for sale) totaled $54.9 million at December 31, 1998, an increase of $15.5 million, or 39.5%, over the total at December 31, 1997. The increase in mortgage-backed securities was due primarily to purchases of $35.5 million, which were partially offset by principal repayments of $19.6 million. Purchases of mortgage-backed securities during 1998 consisted of $26.3 million of fixed-rate securities and $9.2 million of adjustable-rate securities. These purchases were funded primarily by loan repayments, excess liquidity and proceeds from the maturity of investment securities.

         Loans receivable (including loans held for sale) decreased by $17.4 million, or 4.0%, to a total of $419.4 million at December 31, 1998, as compared to $436.9 million at December 31, 1997. The decrease resulted primarily from loan repayments of $141.2 million and sales of $18.7 million, which exceeded loan disbursements and purchases totaling $143.3 million. Loan originations and purchases during 1998 increased by $11.5 million, or 8.7%, over 1997 totals. The Savings Bank's loan originations during 1998 were primarily comprised of one- to four-family and multi-family loans, which totaled $105.0 million, or 74.3%, of total loan originations.

         The Savings Bank's allowance for loan losses totaled $1.7 million at December 31, 1998, an increase of $45,000, or 2.7%, over the total at December 31, 1997. The allowance represented .40% and .37% of total loans at December 31, 1998 and 1997, respectively, and 94.2% and 167.8% of nonperforming loans, which totaled $1.8 million and $1.0 million at those respective dates. While management believes the Savings Bank's allowance for loan losses is adequate at December 31, 1998, based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect future operating results.

         Deposits totaled $412.1 million at December 31, 1998, a decrease of $19.9 million, or 4.6%, from December 31, 1997. Deposits subject to daily repricing totaled $94.5 million, or 22.9% of total deposits at December 31, 1998, as compared to 21.2% of total deposits at December 31, 1997. Certificates of deposit totaled $317.6 million, or 77.1% of total deposits at December 31, 1998, as compared to 78.8% at December 31, 1997. Certificates of deposits decreased $23.0 million, or 6.7%, as a result of management's strategy to allow the outflow of higher-yielding certificates in order to reduce the Corporation's funding cost.

         Advances from the Federal Home Loan Bank ("FHLB") totaled $34.7 million at December 31, 1998, an increase of $502,000, or 1.5%, over December 31, 1997. The increase resulted primarily from $13.0 million in borrowings during 1998, which were partially offset by repayments of $12.5 million.

         Stockholders' equity totaled $67.6 million at December 31, 1998, an increase of $3.3 million, or 5.2%, over the total at December 31, 1997. The increase resulted primarily from net earnings of $4.6 million which was partially offset by distributions paid on common stock totaling $1.6 million during the year.

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

                                                                           Year ended December 31,
                                                     1998  (1)                       1997                            1996
                                           --------------------------   -----------------------------  ----------------------------
                                            Average Interest  Average       Average Interest  Average      Average Interest Average
                                           standing  earned/   yield/   outstanding  earned/   yield/  outstanding  earned/  yield/
                                            balance     paid     rate       balance     paid     rate      balance     paid    rate
                                                                              (Dollars in thousands)
Interest-earnings assets:
  Loans receivable (2)                     $426,420  $32,413     7.60%     $427,912  $33,433     7.81%    $234,133  $18,872    8.06%
  Mortgage-backed securities (3)             55,490    3,464     6.24        40,245    2,651     6.59       32,263    2,103    6.52
  Investment securities (3)                   3,556      250     7.03        15,082    1,006     6.67       13,087      833    6.37
  Other interest-earning assets              26,744    1,518     5.68        18,318    1,061     5.79       16,896      930    5.50
                                            -------   ------   ------       -------   ------   ------     --------   ------   -----
      Total interest-earning assets         512,210   37,645     7.35       501,557   38,151     7.61      296,379   22,738    7.67

Non-interest earning assets                  19,523                          19,902                          8,377
                                            -------                         -------                        -------

     Total assets                          $531,733                        $521,459                       $304,756
                                            =======                         =======                        =======

Interest-bearing liabilities:
  Deposits:
    NOW accounts                             28,095      270     0.96      $ 22,184  $   322     1.45     $ 14,100  $   280    1.99
    Passbook and club accounts               38,164      688     1.80        42,712      859     2.01       23,673      516    2.18
    Money market deposit accounts            25,993      769     2.96        24,839      796     3.20       13,198      415    3.14
    Certificate of deposit accounts         327,545   18,574     5.67       332,370   18,946     5.70      180,521   10,343    5.73
  Borrowings (4)                             39,378    2,394     6.08        26,208    1,639     6.25       17,794    1,102    6.19
                                            -------   ------   ------       -------   ------   ------      -------   ------   -----
     Total interest-bearing liabilities     459,175   22,695     4.94       448,313   22,562     5.03      249,286   12,656    5.08
                                                      ------                          ------                         ------

Non-interest-bearing liabilities              6,448                           5,590                          4,612
                                            -------                         -------                        -------

     Total liabilities                      465,623                         453,903                        253,898

Stockholders' equity                         66,110                          67,556                         50,858
                                            -------                         -------                        -------

     Total liabilities and stockholders'
       equity                              $531,733                        $521,459                       $304,756
                                            =======                         =======                        =======

Net interest income/interest rate spread             $14,950     2.41%               $15,589     2.58%              $10,082    2.59%
                                                      ======   ======                 ======   ======                ======   =====

Net interest margin (5)                                          2.92%                           3.11%                         3.40%
                                                               ======                          ======                         =====
Average interest-earning assets to average
  interest-bearing liabilities               111.55%                        111.88%                         118.89%
                                             ======                         ======                          ======

-----------------------------------
(1) At December 31, 1998, the yields earned and rates paid were as follows: loans receivable, 7.57%; mortgage-backed securities, 6.32%; investment securities, 6.15%; other interest-earning assets, 5.14%; total interest-earning assets, 7.31%; deposits, 4.62%; borrowings, 6.02%; total interest-bearing liabilities, 4.73%; interest rate spread, 2.58%.
(2)  Includes loans classified as held for sale.
(3) Includes mortgage-backed and investment securities classified as available for sale.
(4) Includes FHLB advances and a loan from a third-party financial institution to the Savings Bank's Employee Stock Ownership Plan for the year ended December 31, 1996.
(5) Net interest margin is net interest income divided by average interest-earning assets.

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


                                                                         Year ended December 31,
                                                          1998 vs. 1997                            1997 vs. 1996
                                            ------------------------------------    -----------------------------------
                                                     Increase              Total            Increase              Total
                                               (decrease) due to        increase       (decrease) due to       increase
                                                 Rate     Volume      (decrease)         Rate     Volume     (decrease)
                                                                            (In thousands)
Interest-earning assets:
  Loans receivable                            $  (902)     $(118)       $(1,020)       $(658)   $15,219        $14,561
  Mortgage-backed and related
    securities                                   (147)       960            813           23        525            548
  Investment securities and
    interest-earning deposits and other          (111)      (188)          (299)          92        212            304
                                               ------       ----         ------         ----     ------         ------
     Total                                    $(1,019)     $ 513           (506)       $(543)   $15,956         15,413
                                               ======       ====                        ====     ======

Interest-bearing liabilities:
  Deposits                                    $  (506)     $(116)          (622)       $(185)   $ 9,554          9,369
  Borrowings                                      (47)       802            755           11        526            537
                                               ------       ----         -------        -----    ------         ------
     Total                                    $  (553)     $ 686           (133)       $(174)   $10,080          9,906
                                               ======       ====         -------        ====     ======         ------

Increase (decrease) in net interest income                              $  (639)                               $ 5,507
                                                                         =======                                ======

Comparison of Results of Operations for the Years Ended December 31, 1998 and
1997

         Net earnings amounted to $4.6 million for the year ended December 31, 1998, a decrease of $320,000, or 6.6%, from the $4.9 million in net earnings recorded in 1997. The decrease in net earnings resulted primarily from a $639,000 decrease in net interest income, which was partially offset by a $59,000 increase in other income, a $165,000 decrease in general, administrative and other expense and a $101,000 decrease in the provision for federal income taxes.

         Net interest income totaled $15.0 million for the year ended December 31, 1998, a decrease of $639,000, or 4.1%, as compared to 1997. Total interest income decreased by $506,000, or 1.3%, for the year ended December 31, 1998, as compared to 1997. Interest income on loans decreased by $1.0 million, or 3.1%, due primarily to a 21 basis point decline in the weighted-average yield, from 7.81% in 1997 to 7.60% in 1998, coupled with a $1.5 million decrease in the average balance outstanding year to year. Interest income on mortgage-backed securities increased by $813,000, or 30.7%, due primarily to a $15.2 million, or 37.9%, increase in the average balance outstanding year to year, which was partially offset by a 35 basis point decline in the weighted-average yield, from 6.59% in 1997 to 6.24% in 1998. Interest income on investment securities and interest-bearing deposits decreased by $299,000, or 14.5%, during 1998 due primarily to a $3.1 million, or 9.3%, decrease in the average balance outstanding, coupled with a 36 basis point decrease in the average yield, to 5.83% during 1998. The decrease in the average balance of investments reflected the Corporation's utilization of the proceeds from sales of investment securities to fund the purchase of higher yielding mortgage-backed securities.

         Interest expense on deposits decreased by $622,000, or 3.0%, for the year ended December 31, 1998, as compared to 1997. The decrease was due primarily to a 12 basis point decline in the average cost of deposits, to 4.84% for the year ended December 31, 1998, as compared to 4.96% for 1997, coupled with a $2.3 million decrease in the average balance outstanding from year to year. The decline in the average balance of deposits and the weighted average rate paid thereon reflected management's strategy to allow the outflow of higher-yielding certificates in order to reduce the Corporation's funding cost. Interest expense on borrowings increased by $755,000, or 46.1%, due to a $13.2 million increase in the average balance of outstanding borrowings during 1998, which was partially offset by a 17 basis point decrease in the weighted-average cost of borrowings, to a rate of 6.08% for 1998.

         As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $639,000, or 4.1%, for the year ended December 31, 1998 as compared to 1997. The interest rate spread amounted to 2.41% during 1998 and 2.58% in 1997, while the net interest margin declined to 2.92% from 3.11% for the years ended December 31, 1998 and 1997, respectively.

         A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Savings Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Savings Bank's market area, and other factors related to the collectibility of the Savings Bank's loan portfolio. As a result of such analysis, management recorded a $107,000 provision for losses on loans during the year ended December 31, 1998, an increase of $6,000 from the amount recorded in 1997. The provision for 1998 was predicated upon an increase in nonperforming loans year to year, from $1.0 million at December 31, 1997 to $1.8 million at December 31, 1998, coupled with an increase in loan charge-offs during 1998 to $62,000. Nonperforming loans and loans charged-off primarily relate to loans secured by one- to four-family residential real estate. It is management's opinion that such nonperforming loans at December 31, 1998 was adequately collateralized. In addition, the largest loan classified as nonperforming at December 31, 1998, totaling $430,000, was brought current by the borrower in 1999. There can be no assurance that the allowance for loan losses of the Savings Bank will be adequate to cover losses on nonperforming assets in the future.

         Other income increased by $59,000, or 4.2%, to a total of $1.5 million for the year ended December 31, 1998, as compared to $1.4 million in 1997. The increase was due primarily to a $143,000 increase in gains on sale of real estate and real estate acquired through foreclosure, coupled with a $90,000 increase on gain on sale of loans and a $40,000 increase in other operating income, which consisted primarily of service charges and fees, which were partially offset by a $205,000 decrease in gains on sale of securities year to year.

         General, administrative and other expense totaled $9.2 million for the year ended December 31, 1998, a decrease of $165,000, or 1.8%, as compared to 1997. The decrease resulted primarily from a $336,000, or 8.1%, decrease in employee compensation and benefits, and a $15,000, or 2.2%, decrease in amortization of goodwill and other intangible assets, which were partially offset by a $77,000, or 5.2%, increase in occupancy and equipment, a $49,000, or 6.5%, increase in franchise taxes, a $27,000, or 5.7%, increase in data processing and a $31,000, or 1.9%, increase in other operating expense.

         The decrease in employee compensation and benefits resulted primarily from an increase in deferred loan origination costs associated with the increase in loan volume year to year. The increase in occupancy and equipment expense resulted primarily from a $64,000 increase in depreciation expense due to the purchase of new computer equipment. The increase in franchise taxes resulted from the increase in equity. The increase in data processing represented a cost of living increase coupled with an increase related to greater transaction volume. The small increase in other operating expense reflects management's continuing efforts to control such operating costs.

         The provision for federal income taxes totaled $2.6 million for the year ended December 31, 1998, a decrease of $101,000, or 3.8%, from the provision recorded in 1997. The decrease resulted primarily from a $421,000, or 5.6%, decrease in pretax earnings year to year. The Corporation's effective tax rates were 35.9% and 35.3% for the years ended December 31, 1998 and 1997, respectively.


Comparison of Results of Operations for the Years Ended December 31, 1997 and
1996

         Net earnings amounted to $4.9 million for the year ended December 31, 1997, an increase of $3.3 million, or 203%, over the $1.6 million in net earnings recorded in 1996. The increase in net earnings resulted primarily from a $5.5 million increase in net interest income and a $1.3 million increase in other income, which were partially offset by a $1.7 million increase in general, administrative and other expense and a $1.8 million increase in the provision for federal income taxes. The increases in overall income and expense components for the year ended December 31, 1997, as compared to the year ended December 31, 1996, generally reflect the effects of a full year of combined operations following the merger of Circle Financial Corporation ("Circle") which was consummated on October 11, 1996. The merger was accounted for using the purchase method of accounting, which does not provide for a restatement of prior period results of operations to give effect to the combination.

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

         Other income increased by $1.2 million to a total of $1.4 million for the year ended December 31, 1997, as compared to $165,000 in 1996. The increase was due primarily to a $562,000 increase in gains on sales of investment and mortgage-backed securities, coupled with a $39,000, or 23.2%, increase in rental income and a $610,000 increase in other operating income, which consisted primarily of service charges and fees directly related to the increase in transaction accounts as a result of the merger with Circle.

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

         The increase in employee compensation and benefits resulted primarily from an increase in staffing levels due to the merger with Circle. The increase in amortization of goodwill and other intangible assets was due to goodwill recorded as a result of the merger with Circle.

       Increases in occupancy and equipment, franchise taxes, data processing and other operating expenses generally resulted from the effects of the merger with Circle, which was consummated in 1996. As previously discussed, operating expenses reflect the increased size of the Corporation, as compared to the prior year.

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

         The liquidity of the Savings Bank, as measured by the ratio of cash, cash equivalents, (not committed, pledged or required to liquidate specific liabilities), investment and qualifying mortgage-backed securities to the sum of withdrawable deposit accounts and borrowings payable on demand or with unexpired maturities of one year or less, was 15.9% at December 31, 1998. At December 31, 1998 the Savings Bank's "liquid" assets totaled approximately $56.4 million, which was $42.2 million in excess of the current OTS minimum requirement.

         The Savings Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Savings Bank's primary sources of funds are deposits, borrowings, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment and mortgage-backed securities and other short-term investments, sales of loans and investment and mortgage-backed securities and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Savings Bank manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Savings Bank invests excess funds in overnight deposits and other short-term interest-earning assets which provides liquidity to meet lending requirements. The Savings Bank generates cash through the retail deposit market and, to the extent deemed necessary, utilizes borrowings for liquidity purposes (primarily consisting of advances from the FHLB of Cincinnati). At December 31, 1998, the Savings Bank had $34.7 million of outstanding advances from the FHLB of Cincinnati. Furthermore, the Savings Bank has access to the Federal Reserve Bank discount window.

         Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Savings Bank maintains a strategy of investing in various loans, mortgage-backed securities and investment securities. The Savings Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain a portfolio of investment and mortgage-backed securities. At December 31, 1998, the total approved loan commitments outstanding amounted to $14.0 million. At the same date, commitments under unused lines of credit secured by one- to four-family residential property amounted to $4.7 million, commitments under unused lines of credit secured by multi-family, non-residential real estate and commercial loans totaled $7.2 million and the unadvanced portion of construction loans approximated $9.2 million. The Savings Bank also has outstanding commitments of $196,000 to purchase and $1.1 million to sell nonresidential real estate loans as of December 31, 1998.

         Certificates of deposit scheduled to mature in one year or less at December 31, 1998, totaled $254.3 million. The Savings Bank believes that it has adequate resources to fund all of its commitments and that it can adjust the rate of certificates of deposit in order to retain deposits in changing interest rate environments.

         The Savings Bank is subject to minimum capital standards promulgated by the OTS. Such capital standards generally require the maintenance of regulatory capital sufficient to meet each of the following three requirements: a tangible capital requirement, a core capital requirement and a risk-based capital requirement. At December 31, 1998, the Savings Bank's tangible and core capital amounted to $58.5 million, or 11.4%, of total adjusted assets, which exceeded the minimum requirements of 1.5% and 3.0% at that date by approximately $50.9 million and $43.2 million, or 9.9% and 8.4% of adjusted total assets, respectively. The Savings Bank's risk-based capital totaled $60.3 million at December 31, 1998, or 21.5% of risk-weighted assets, which exceeded the current requirement of 8% of risk-weighted assets by approximately $37.8 million, or 13.5% of risk-weighted assets.

         The OTS has amended the core capital requirement and increased the minimum requirement to 4% of adjusted total assets for all but the most highly-rated savings associations. Management anticipates no material change to the Savings Bank's excess regulatory capital position.


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

         SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management adopted SFAS No. 130 effective January 1, 1998, as required, without material impact on the Corporation's financial statements.

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management adopted SFAS No. 131 effective January 1, 1998, as required, without material impact on the Corporation's financial statements.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

         The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

         SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Corporation's financial position or results of operations.

         The  foregoing   discussion   of  the  effects  of  recent   accounting
pronouncements contains forward-looking statements that involve risks and uncertainties. Changes in economic circumstances, interest rates or the balance of loan servicing rights sold and retained by the Savings Bank could cause the effects of the accounting pronouncements to differ from management's foregoing assessment.

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


Year 2000 Compliance Matters

         The Year 2000 (or Y2K) issue is a serious operational problem which is widespread and complex, affecting all industries. The Federal Financial Institution Examination Council (the "FFIEC"), representing the views of each of the primary financial institution regulators, has focused on the risk that programming codes in existing computer systems may fail to properly recognize the new millennium when it occurs in the year 2000. The Savings Bank has addressed the potential problems associated with the possibility that the computers which control or operate the Corporation's operating systems may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. Other concerns have been raised regarding February 29, 2000, as well as September 9, 1999, which are new calculation challenges that may result in further problems.

         During 1997, the Savings Bank had identified a Year 2000 compliance committee, which has worked throughout 1998 to develop and implement a Year 2000 action plan in accordance with the guidelines established by the FFIEC. The committee had substantially completed all phases of the action plan during 1998, including Year 2000 awareness, assessment, renovation and implementation, and validation and testing.

         During 1998 the Savings Bank's internal hardware and software had been upgraded in accordance with the Savings Bank's normal course of operations. Most of the computer equipment replaced was fully depreciated and upgrades would have been necessary in the near future. To date, the cost incurred has been approximately $325,000. This cost has been capitalized and will be amortized over a three year period.

         On September 28, 1998, the Corporation entered into an agreement of merger with Glenway and its wholly-owned subsidiary Centennial, which provided for a merger-of-equals between the Corporation and Glenway, and the Savings Bank and Centennial. The transaction was consummated on March 19, 1999.

         In connection with the merger, the Savings Bank was merged with and into Centennial. As a result, the discussion that follows will focus on Centennial's progress on the Year 2000 issue.

         Centennial has been working for the last several years to resolve the potential impact of Year 2000 on the ability of the computerized information system to accurately process information that may be date sensitive. It may also affect the operations of third parties with which Centennial does business, including the vendors, suppliers, utility companies, and customers. Centennial's Year 2000 compliance plan has five phases. These phases are (1) project management and awareness, (2) assessment, (3) renovation and implementation, (4) validation and testing, and (5) development of a contingency plan. Centennial has substantially completed phases one through four with respect to the core application systems related to deposit and loan processing, although appropriate follow-up activities continue to occur. Centennial is proceeding with additional testing of ancillary processes, including system interfaces, and implementation phases of the Y2K Plan.

         Project Management and Awareness

         Centennial has assigned primary responsibility for Year 2000 project management to its Chief Operations Officer. Several projects have been designed to promote awareness of Year 2000 issues throughout Centennial and the customer base. These procedures include providing information brochures to deposit and loan customers, training internal staff, and responding to customer, vendor and shareholder inquiries.

         Assessment

         Assessment is the process of identifying all mission critical applications that could potentially be impacted by the Year 2000. Centennial's assessment phase is complete. The scope of this examination included core-processing applications for loans and deposits, telecommunications systems, vendor supplied software, PC hardware and firmware, and other software and hardware used in daily operations.

         Centennial's operations are dependent upon vendors of both computer hardware and computer software for most applications. Centennial has identified and contacted those vendors to receive Year 2000 compliance assurance from its primary mission critical vendors, and is continuing to monitor the progress/status of each.

         Centennial's main core processing application (loans and deposits) is processed on Data Communications, Inc. ("DCI") in-house client server software. Centennial converted to DCI in 1998. All screens and reports show 4-digit fields, and DCI has tested internal programming codes to ensure Y2K compliance.

         Validation and Testing

         Centennial participated with DCI in testing for Y2K compliance. DCI's validation and testing was completed by December 31, 1998. Centennial staff monitored DCI testing and certification progress by review of DCI Y2K update documentation, which has been provided to DCI users, and via contact with designated DCI Y2K project and executive staff. Internal testing by Centennial staff was completed using actual databases which were future-dated to validate FFIEC Y2K test dates recommended. No system errors were found.

         Renovation and Implementation

         This phase involves obtaining and implementing renovated software applications provided by vendors. As these applications are received and implemented, Centennial will test them for Year 2000 compliance as noted above. This phase also involves upgrading and replacing software and hardware where appropriate and should be substantially complete by the end of March 1999.

         Centennial's anticipated direct expenses are less than $50,000, primarily for Y2K upgrades to existing user PC's. Additional expense could be incurred if PC's, ATM's, and phone systems require further modifications. This expense would be capitalized and depreciated over differing periods resulting in an immaterial effect to the Corporation's financial statements.

         Contingency Plan

         Contingency planning will include assessment of account off-line procedures, staffing requirements, security, cash needs, etc. The plan will consider the resources needed and available to resume normal operations following a disaster.

         Centennial and DCI are on schedule to meet Y2K project dates set forth by the FFIEC for remediation testing and contingency planning. Bank management believes that all other mission critical systems and hardware will be Year 2000 ready by June 30, 1999. Contingency plans will be made for elements outside of management's control or ability to test, such as power, water or telephone failure, which could affect operations.

               Report of Independent Certified Public Accountants

Board of Directors
Fidelity Financial of Ohio, Inc.

We have audited the accompanying consolidated statements of financial condition of Fidelity Financial of Ohio, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the three years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fidelity Financial of Ohio, Inc. as of December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.


/s/GRANT THORNTON LLP


Cincinnati, Ohio
February 10, 1999


                        Fidelity Financial of Ohio, Inc.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  December 31,
                        (In thousands, except share data)

         ASSETS                                                                                  1998              1997
Cash and due from banks                                                                      $  3,898          $  2,801
Federal funds sold                                                                             17,619            22,646
Interest-bearing deposits in other financial institutions                                         704             5,084
                                                                                              -------           -------
         Cash and cash equivalents                                                             22,221            30,531

Investment securities available for sale - at market                                              838             6,020
Mortgage-backed securities available for sale - at market                                      25,205            25,827
Mortgage-backed  securities held to maturity - at cost, approximate market value of $29,728 and $13,706 at December 31, 1998 and
  1997, respectively                                                                           29,682            13,527
Loans receivable - net                                                                        419,200           436,414
Loans held for sale - at lower of cost or market                                                  236               438
Office premises and equipment - at depreciated cost                                             7,186             7,462
Real estate acquired through foreclosure                                                           32                -
Federal Home Loan Bank stock - at cost                                                          4,464             4,157
Accrued interest receivable on loans                                                            2,046             2,110
Accrued interest receivable on mortgage-backed securities                                         318               245
Accrued interest receivable on investments                                                         21               132
Prepaid expenses and other assets                                                                 483               289
Goodwill and other intangible assets, net of accumulated amortization                           6,949             7,628
Prepaid federal income taxes                                                                      338               320
                                                                                              -------           -------

         Total assets                                                                        $519,219          $535,100
                                                                                              =======           =======

         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                                     $412,122          $432,024
Advances from the Federal Home Loan Bank                                                       34,735            34,233
Advances by borrowers for taxes and insurance                                                   2,426             2,134
Accrued interest and other liabilities                                                          1,519             1,826
Deferred federal income taxes                                                                     799               609
                                                                                              -------           -------
         Total liabilities                                                                    451,601           470,826

Commitments                                                                                        -                 -

Stockholders' equity
  Preferred stock - authorized, 5,000,000 shares at $.10 par value; none issued                    -                 -
  Common stock - authorized, 15,000,000 shares at $.10 par value; 5,613,107
    and 5,593,969 issued at December 31, 1998 and 1997                                            561               559
  Additional paid-in capital                                                                   41,824            41,548
  Retained earnings - restricted                                                               27,126            24,147
  Less shares acquired by Employee Stock Ownership Plan (ESOP)                                 (1,633)           (1,785)
  Less shares of common stock held in treasury - at cost                                           -                (20)
  Less shares acquired by Management Recognition Plan (MRP)                                      (234)             (292)
  Unrealized gains (losses) on securities designated as available for sale,
    net of related tax effects                                                                    (26)              117
                                                                                              -------           -------
         Total stockholders' equity                                                            67,618            64,274
                                                                                              -------           -------

         Total liabilities and stockholders' equity                                          $519,219          $535,100
                                                                                              =======           =======


The accompanying notes are an integral part of these statements.

                        Fidelity Financial of Ohio, Inc.
                       CONSOLIDATED STATEMENTS OF EARNINGS

                         For the year ended December 31,
                        (In thousands, except share data)

                                                                                 1998         1997         1996
Interest income
  Loans                                                                       $32,413      $33,433      $18,872
  Mortgage-backed securities                                                    3,464        2,651        2,103
  Investment securities                                                           250        1,006          833
  Interest-bearing deposits and other                                           1,518        1,061          930
                                                                               ------       ------       ------
         Total interest income                                                 37,645       38,151       22,738

Interest expense
  Deposits                                                                     20,301       20,923       11,554
  Borrowings                                                                    2,394        1,639        1,102
                                                                               ------       ------       ------
         Total interest expense                                                22,695       22,562       12,656
                                                                               ------       ------       ------

         Net interest income                                                   14,950       15,589       10,082
Provision for losses on loans                                                     107          101          129
                                                                               ------       ------       ------
         Net interest income after provision for losses on loans               14,843       15,488        9,953

Other income
  Gain (loss) on sale of investment and mortgage-backed securities                 62          267         (295)
  Gain on sale of loans                                                           126           36            3
  Gain on sale of real estate                                                     141            6           -
  Gain on sale of real estate acquired through foreclosure                          8           -            -
  Rental                                                                          198          207          168
  Other operating                                                                 939          899          289
                                                                               ------       ------       ------
         Total other income                                                     1,474        1,415          165

General, administrative and other expense
  Employee compensation and benefits                                            3,789        4,125        3,122
  Occupancy and equipment                                                       1,554        1,477          853
  Federal deposit insurance premiums                                              258          256        1,598
  Franchise taxes                                                                 800          751          521
  Amortization of goodwill and other intangible assets                            679          694          143
  Data processing                                                                 503          476          268
  Other operating                                                               1,621        1,590        1,133
                                                                               ------       ------       ------
         Total general, administrative and other expense                        9,204        9,369        7,638
                                                                               ------       ------       ------

         Earnings before income taxes                                           7,113        7,534        2,480

Federal income taxes
  Current                                                                       2,292        2,177          916
  Deferred                                                                        265          481          (44)
                                                                               ------       ------       ------
         Total federal income taxes                                             2,557        2,658          872
                                                                               ------       ------       ------

         NET EARNINGS                                                         $ 4,556      $ 4,876      $ 1,608
                                                                               ======       ======       ======

         EARNINGS PER SHARE
           Basic                                                                 $.84         $.90         $.38
                                                                                  ===          ===          ===

           Diluted                                                               $.83         $.89         $.38
                                                                                  ===          ===          ===



The accompanying notes are an integral part of these statements.


                        Fidelity Financial of Ohio, Inc.
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                        For the years ended December 31,
                                 (In thousands)


                                                                            1998         1997          1996
Net earnings                                                              $4,556       $4,876        $1,608

Other comprehensive income, net of tax:
  Unrealized  holding gains  (losses) on securities
    designated as available for sale, net of tax of $53,
    $62 and $18 in 1998, 1997 and 1996, respectively                        (102)         121            34

  Reclassification adjustment for (gains) losses included
    in net earnings, net of tax of $21, $91 and $100 in
    1998, 1997 and 1996, respectively                                        (41)        (176)          195
                                                                           -----        -----         -----

Comprehensive income                                                      $4,413       $4,821        $1,837
                                                                           =====        =====         =====



































The accompanying notes are an integral part of these statements.

                        Fidelity Financial of Ohio, Inc.
                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
           EQUITY For the years ended December 31, 1998, 1997 and 1996
                        (In thousands, except share data)
                                                                                                             Unrealized
                                                                                                                gains
                                                                                                             (losses) on
                                                         Additional                          Shares   Shares  securities
                                                   Common   paid-in   Retained  Treasury   acquired  acquired  available
                                                    stock   capital   earnings     stock    by ESOP   by MRP    for sale     Total
Balance at January 1, 1996                           $181   $ 4,848    $25,497      $ -     $  (336)   $ (20)    $ (57)     $30,113

Net earnings for the year ended December 31, 1996      -         -       1,608        -          -        -         -         1,608
Proceeds from issuance of common stock                226    21,893        137        -      (1,822)      -         -        20,434
Issuance of shares in connection with merger          151    14,792         -         -          -        -         -        14,943
Exercise of 6,750 stock options                         1        32         -         -          -        -         -            33
Principal payments on loans to ESOP/amortization of
 expense related to employee stock benefit plans       -         43         -         -         220       20        -           283
Unrealized gains on securities designated as
  available for sale, net of related tax effects       -         -          -         -          -        -        229          229
Cash distributions of $.24 per share                   -         -        (931)       -          -        -         -          (931)
                                                      ---    ------     ------       ---     ------      ---       ---       ------

Balance at December 31, 1996                          559    41,608     26,311        -      (1,938)      -        172       66,712

Net earnings for the year ended December 31, 1997      -         -       4,876        -          -        -         -         4,876
Purchase of treasury shares                            -         -          -       (229)        -        -         -          (229)
Stock acquired for MRP                                 -         -          -         -          -      (292)       -          (292)
Exercise of 14,350 stock options                       -       (142)        -        209         -        -         -            67
Principal payments on loans to ESOP/amortization of
  expense related to employee stock benefit plans      -         82        117        -         153       -         -           352
Unrealized losses on securities designated as
  available for sale, net of related tax effects       -         -          -         -          -        -        (55)         (55)
Cash distributions of $1.28 per share                  -         -      (7,157)       -          -        -         -        (7,157)
                                                      ---    ------     ------       ---     ------      ---       ---       ------

Balance at December 31, 1997                          559    41,548     24,147       (20)    (1,785)    (292)      117       64,274

Net earnings for the year ended December 31, 1998      -         -       4,556        -          -        -         -         4,556
Exercise of 20,442 stock options                        2       173         -         20         -        -         -           195
Principal payments on loans to ESOP/amortization of
  expense related to employee stock benefit plans      -        103        215        -         152       58        -           528
Unrealized losses on securities designated as
  available for sale, net of related tax effects       -         -          -         -          -        -       (143)        (143)
Cash distributions of $.32 per share                   -         -      (1,792)       -          -        -         -        (1,792)
                                                      ---    ------     ------       ---     ------      ---        --       ------

Balance at December 31, 1998                         $561   $41,824    $27,126      $ -     $(1,633)   $(234)    $ (26)     $67,618
                                                      ===    ======     ======       ===     ======     ====      ====       ======

The accompanying notes are an integral part of these statements.


                        Fidelity Financial of Ohio, Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         For the year ended December 31,
                                 (In thousands)

                                                                                         1998         1997         1996
Cash flows from operating activities:
  Net earnings for the year                                                          $  4,556     $  4,876      $ 1,608
  Adjustments to reconcile net earnings to net cash provided by
  (used in) operating activities:
    Depreciation and amortization                                                         694          630          335
    Amortization of premiums on investments and mortgage-backed securities                178           46           47
    Amortization of deferred loan origination (fees) costs                                431          277         (117)
    Amortization expense of employee stock benefit plans                                  313          235           63
    Amortization of goodwill and other intangible assets                                  679          694          143
    Amortization of purchase accounting adjustments - net                                (191)        (755)        (480)
    (Gain) loss on sale of investment and mortgage-backed securities                      (62)        (267)         295
    (Gain) loss on sale of mortgage loans                                                  82           41           (3)
    Loans disbursed for sale in the secondary market                                  (16,461)      (4,599)         (71)
    Proceeds from sale of mortgage loans                                               16,584        4,120          550
    Gain on sale of real estate                                                          (141)          (6)          -
    Federal Home Loan Bank stock dividends                                               (307)        (283)        (165)
    Provision for losses on loans                                                         107          101          129
    Gain on sale of real estate acquired through foreclosure                               (8)          -            -
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                                 64         (160)        (328)
      Accrued interest receivable on mortgage-backed securities                           (73)          65          338
      Accrued interest receivable on investments                                          111          152          (65)
      Prepaid expenses and other assets                                                  (194)          82          837
      Accrued interest and other liabilities                                             (307)        (880)        (499)
      Federal income taxes
        Current                                                                           (18)         434           -
        Deferred                                                                          265          481          (44)
                                                                                      -------      -------       ------
         Net cash provided by operating activities                                      6,302        5,284        2,573

Cash flows provided by (used in) investing activities:
  Purchase of investment securities designated as available for sale                   (1,000)     (13,506)     (13,540)
  Proceeds from sale of investment securities designated as available for sale          1,146       16,002        6,966
  Maturities of investment securities designated as available for sale                  5,040        7,651        4,079
  Purchase of mortgage-backed securities designated as available for sale             (11,323)     (14,095)      (3,173)
  Proceeds from sale of mortgage-backed securities designated as
    available for sale                                                                     -        22,664       28,943
  Principal repayments on mortgage-backed securities designated as
    available for sale                                                                 11,662        4,560        6,182
  Purchase of mortgage-backed securities designated as held to maturity               (24,156)      (5,078)          -
  Principal repayments on mortgage-backed securities designated as held
    to maturity                                                                         7,953        2,285          344
  Loan disbursements                                                                 (124,861)    (115,855)     (59,394)
  Purchase of loan participations                                                      (1,999)     (11,368)          -
  Sale of loan participations                                                           2,120          261           -
  Principal repayments on loans                                                       141,217       79,023       37,106
  Purchase of Federal Home Loan Bank stock                                                 -           (93)         (28)
  Proceeds from sale of real estate                                                       213          135           -
  Purchases and additions to office premises and equipment                               (496)        (856)      (1,284)
  Proceeds from sale of real estate acquired through foreclosure                          237           -            -
  Additions to real estate acquired through foreclosure                                   (13)          -            -
  Acquisition of Circle Financial Corporation common stock - net                           -            -        (5,359)
                                                                                      -------      -------       ------
         Net cash provided by (used in) investing activities                            5,740      (28,270)         842
                                                                                      -------      -------       ------

         Net cash provided by (used in) operating and investing activities
           (subtotal carried forward)                                                  12,042      (22,986)       3,415
                                                                                      -------      -------       ------


                        Fidelity Financial of Ohio, Inc.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                         For the year ended December 31,
                                 (In thousands)


                                                                                         1998         1997         1996
       Net cash provided by (used in) operating and investing activities
          (subtotal brought forward)                                                  $12,042     $(22,986)    $  3,415

Cash provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts                                         (19,754)      24,234       19,880
  Proceeds from Federal Home Loan Bank advances                                        13,000       21,500       15,000
  Repayment of Federal Home Loan Bank advances                                        (12,508)      (7,462)     (39,970)
  Proceeds from issuance of common stock, net                                              -            -        20,434
  Purchase of treasury shares                                                              -          (229)          -
  Purchase of stock for management recognition plan                                        -          (292)          -
  Proceeds from the exercise of stock options                                             195           67           33
  Distributions on common stock                                                        (1,577)      (7,040)        (931)
  Advances by borrowers for taxes and insurance                                           292          129          263
                                                                                       ------      -------      -------
         Net cash provided by (used in) financing activities                          (20,352)      30,907       14,709
                                                                                       ------      -------      -------

Net increase (decrease) in cash and cash equivalents                                   (8,310)       7,921       18,124

Cash and cash equivalents at beginning of year                                         30,531       22,610        4,486
                                                                                       ------      -------      -------

Cash and cash equivalents at end of year                                              $22,221     $ 30,531     $ 22,610
                                                                                       ======      =======      =======


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                              $ 2,310     $  1,743     $    755
                                                                                       ======      =======      =======

    Interest on deposits and borrowings                                               $22,841     $ 22,886     $ 12,574
                                                                                       ======      =======      =======

Supplemental disclosure of noncash investing and financing activities:
  Securitization of loans                                                             $    -      $  8,099     $     -
                                                                                       ======      =======      =======

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                              $  (143)    $    (55)    $    229
                                                                                       ======      =======      =======

  Nonmonetary exchange of office premises and equipment for similar assets            $    -      $     -      $     61
                                                                                       ======      =======      =======

  Recognition of mortgage servicing rights in accordance with SFAS No. 125            $   208     $     77     $     -
                                                                                       ======      =======      =======

  Transfers from loans to real estate acquired through foreclosure                    $   261     $     -      $     -
                                                                                       ======      =======      =======

  Liabilities assumed and stock and cash paid in acquisition
    of Circle Financial Corporation                                                   $    -      $     -      $265,904

  Less fair value of assets received                                                       -            -       258,175
                                                                                       ------      -------      -------

  Amount assigned to goodwill and other intangible assets                             $    -      $     -      $  7,729
                                                                                       ======      =======      =======



The accompanying notes are an integral part of these statements.

                        Fidelity Financial of Ohio, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES

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

    In April 1996, the Corporation entered into an Agreement of Merger with Circle Financial Corporation ("Circle"), a savings and loan holding company, pursuant to which Circle and its wholly owned subsidiary, Peoples Savings Association ("Peoples"), would merge with and into the Corporation (the "Merger"). The transaction was consummated in October 1996, and was accounted for using the purchase method of accounting. The Corporation effected the acquisition through cash payments totaling $12.2 million and issuance of 1,513,967 shares of its common stock at a fair value of $9.87 per share. The acquisition resulted in the Savings Bank recording goodwill and other intangible assets totaling $7.7 million.

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    Presented below are pro-forma condensed consolidated statements of earnings and earnings per share which have been prepared as if the acquisition of Circle had been consummated as of the beginning of the year ended December 31, 1996.

                                               (In thousands, except share data)
                                                           (Unaudited)
    Total interest income                                    $35,313
    Total interest expense                                    19,924
         Net interest income                                  15,389

    Provision for losses on loans                                129
    Other income                                                 555
    General, administrative and other expense                 12,645
                                                              ------

         Earnings before income taxes                          3,170

    Federal income taxes                                       1,170

         Net earnings                                        $ 2,000
                                                              ======

         Basic earnings per share                               $.38
                                                                 ===

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

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    1.  Principles of Consolidation

    The financial statements include the accounts of the Corporation and the Savings Bank. All significant intercompany balances and transactions have been eliminated.

    2. Investment and Mortgage-backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments be categorized as held to maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses charged to operations or stockholders' equity, respectively.

    At December 31, 1998 and 1997, the Corporation's equity accounts reflected unrealized losses and gains on securities designated as available for sale, net of related tax effects, of $26,000 and $117,000, respectively.

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

    Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At December 31, 1998 and 1997, loans held for sale were carried at cost.

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996



NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    3.  Loans Receivable (continued)

     The Savings Bank accounts for mortgage servicing rights pursuant to the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Savings Bank recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights.

     SFAS No. 125 requires that securitization of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 125 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value.

     The mortgage servicing rights recorded by the Savings Bank, calculated in accordance with the provisions of SFAS No. 125, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

     The Savings Bank recorded amortization related to mortgage servicing rights totaling approximately $39,000 and $3,000 for the years ended December 31, 1998 and 1997, respectively. At December 31, 1998 and 1997, the fair value of the Savings Bank's mortgage servicing rights totaled approximately $243,000 and $74,000, respectively.

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

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

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

     It is the Savings Bank's policy to evaluate all unsecured credits that are more than ninety days delinquent and charge off such credits as deemed necessary. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

     At December 31, 1998 and 1997, the Savings Bank had one loan for $371,000 and $376,000, respectively, that was defined as impaired under SFAS No. 114.

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

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

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

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

    The Savings Bank has a 401(k) profit-sharing plan whereby employees may make voluntary tax deferred contributions up to 15% of their base annual compensation. The Savings Bank will provide, at its discretion, matching funds of each participant's contribution, subject to a maximum of 8% of compensation. The Savings Bank's 401(k) profit-sharing plan expense for the years ended December 31, 1998, 1997 and 1996 amounted to $90,000, $101,000 and $45,000, respectively.

    The Savings Bank maintains an unfunded retirement plan for the specific benefit of four retired outside directors. The directors' retirement plan expense totaled approximately $18,000 for each of the years ended December 31, 1998, 1997 and 1996, respectively.

    The Savings Bank has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for all employees who have completed one year of service and have attained the age of 21. The Savings Bank recognized expense totaling $258,000, $234,000 and $187,000 related to the ESOP for the years ended December 31, 1998, 1997 and 1996, respectively.

    Additionally, the Savings Bank had a Management Recognition Plan ("MRP") that commenced in 1992. The MRP purchased 50,625 shares (exchange and split adjusted) of the Corporation's common stock. All of the shares available under the MRP were granted to executive officers of the Savings Bank during 1992, with such shares vesting ratably over a five-year period. In April
    1997, the Corporation's shareholders approved the 1997 Management Recognition Plan and Trust (the "Plan") which provided for up to 91,124 shares to be awarded to members of the Board of Directors and officers of the Corporation. During 1997, the Corporation granted 20,000 shares to members of the Board of Directors which vest ratably over a five year period. A provision of $60,000, $35,000 and $20,000 was charged to MRP expense for the years ended December 31, 1998, 1997 and 1996, respectively.

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    11.  Earnings Per Share and Dividends Per Share

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period, less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares outstanding, which gives effect to 175,047, 191,115 and 200,810 unallocated ESOP shares, totaled 5,423,383, 5,395,878 and 4,207,788 for the years ended December 31, 1998, 1997 and 1996, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 5,484,091, 5,449,727 and 4,240,638 for the years ended December 31, 1998,
    1997  and  1996,   respectively.   There  were  60,708,  53,849  and  32,850
    incremental shares related to the assumed exercise of stock options included in the computation of diluted earnings per share for the years ended December 31, 1998, 1997 and 1996, respectively.

    During 1998, 1997 and 1996, the Corporation declared capital distributions of $.32, $1.28 and $.24 per common share, respectively. Management has obtained a Private Letter Ruling from the Internal Revenue Service which states that the Corporation's dividend payments in excess of accumulated earnings and profits are considered a tax-free return of capital for federal income tax purposes. As a result, management believes that $.25 of the 1998 distributions, all of the 1997 distributions and $.09 of the 1996 capital distributions constituted a tax-free return of capital.

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

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    13.  Fair Value of Financial Instruments (continued)

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at December 31, 1998 and 1997:

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

                  Deposits: The fair value of NOW accounts, passbook and club accounts, and money market deposits is deemed to approximate the amount payable on demand at December 31, 1998 and 1997. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                  Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 1998 and 1997, the difference between the fair value and notional amount of loan commitments was not material.

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    13.  Fair Value of Financial Instruments (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31:

                                                              1998                          1997
                                                  Carrying           Fair        Carrying           Fair
                                                     value          value           value          value
                                                                        (In thousands)
    Financial assets
      Cash and cash equivalents                   $ 22,221       $ 22,221        $ 30,531       $ 30,531
      Investment securities                            838            838           6,020          6,020
      Mortgage-backed securities                    54,887         54,933          39,354         39,533
      Loans receivable                             419,436        424,405         436,852        440,741
      Federal Home Loan Bank stock                   4,464          4,464           4,157          4,157
                                                   -------        -------         -------        -------

                                                  $501,846       $506,861        $516,914       $520,982
                                                   =======        =======         =======        =======

    Financial liabilities
      Deposits                                    $412,122       $414,695        $432,024       $432,235
      Advances from Federal Home Loan Bank          34,735         35,054          34,233         34,359
      Advances by borrowers for taxes and
        insurance                                    2,426          2,426           2,134          2,134
                                                   -------        -------         -------        -------

                                                  $449,283       $452,175        $468,391       $468,728
                                                   =======        =======         =======        =======

    14.  Comprehensive Income

    The Corporation adopted SFAS No. 130, "Reporting Comprehensive Income," as of January 1, 1998. The Statement established standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. SFAS No. 130 requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the components of other comprehensive income separately from retained earnings and additional paid-in capital. Financial statements for earlier periods have been reclassified for comparative purposes.

    15.  Advertising

    Advertising costs are expensed when incurred.

    16.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1998 consolidated financial statement presentation.

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

    Amortized cost and estimated fair values of investment securities designated as available for sale at December 31, 1998 and 1997 consist of the following:

                                                      1998                              1997
                                                           Estimated                          Estimated
                                            Amortized           fair           Amortized           fair
                                                 cost          value                cost          value
                                                                     (In thousands)
    U. S. Government agency obligations          $835           $838              $5,869         $5,908
    Corporate equity securities                    -              -                   84            112
                                                  ---            ---               -----          -----

                                                 $835           $838              $5,953         $6,020
                                                  ===            ===               =====          =====

    At December 31, 1998 and 1997, the market value appreciation of the Corporation's investment securities in excess of amortized cost, totaling $3,000 and $67,000, respectively, was comprised solely of gross unrealized gains.

    The amortized cost and estimated fair value of U.S. Government agency obligations by contractual terms to maturity at December 31, 1998 and 1997, are shown below:

                                                  1998                              1997
                                                       Estimated                          Estimated
                                        Amortized           fair           Amortized           fair
                                             cost          value                cost          value
                                                                 (In thousands)
    Due within two years                     $ -            $ -               $1,000         $1,000
    Due in two to five years                   -              -                  998            999
    Due in five to ten years                  835            838               2,997          3,027
    More than ten years                        -              -                  874            882
                                              ---            ---               -----          -----

                                             $835           $838              $5,869         $5,908
                                              ===            ===               =====          =====


                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at December 31, 1998 and 1997 (including those designated as available for sale) are shown below.

                                                                                         1998
                                                                               Gross            Gross         Estimated
                                                         Amortized        unrealized       unrealized              fair
                                                              cost             gains           losses             value
                                                                                   (In thousands)
    Available for sale:
      Federal Home Loan Mortgage
        Corporation participation certificates            $  8,418             $  30            $  14          $  8,434
      Government National Mortgage
        Association participation certificates               8,055                 6               48             8,013
      Federal National Mortgage
        Association participation certificates               6,217                12               48             6,181
      Collateralized mortgage obligations                    2,557                20               -              2,577
                                                            ------              ----               --            ------
         Total available for sale                           25,247                68              110            25,205

    Held to maturity:
      Federal Home Loan Mortgage
        Corporation participation certificates                 451                -                 6               445
      Government National Mortgage
        Association participation certificates               7,248                20               20             7,248
      Federal National Mortgage
        Association participation certificates                 221                 9               -                230
      Collateralized mortgage obligations                   21,762                59               16            21,805
                                                            ------              ----             ----            ------
         Total held to maturity                             29,682                88               42            29,728
                                                            ------              ----             ----            ------

         Total mortgage-backed securities                  $54,929              $156             $152           $54,933
                                                            ======               ===              ===            ======

                                                                                         1997
                                                                               Gross            Gross         Estimated
                                                         Amortized        unrealized       unrealized              fair
                                                              cost             gains           losses             value
                                                                                   (In thousands)
    Available for sale:
      Federal Home Loan Mortgage
        Corporation participation certificates             $12,610             $  77           $    4           $12,683
      Government National Mortgage
        Association participation certificates               4,707                48                3             4,752
      Federal National Mortgage
        Association participation certificates               7,160                22               36             7,146
      Collateralized mortgage obligations                    1,240                 6               -              1,246
                                                            ------              ----               --            ------
         Total available for sale                           25,717               153               43            25,827

    Held to maturity:
      Federal Home Loan Mortgage
        Corporation participation certificates                 574                 1               -                575
      Government National Mortgage
        Association participation certificates              11,632               165               -             11,797
      Federal National Mortgage
        Association participation certificates                 236                10               -                246
      Collateralized mortgage obligations                    1,085                 3               -              1,088
                                                            ------              ----               --            ------
         Total held to maturity                             13,527               179               -             13,706
                                                            ------               ---               --            ------

         Total mortgage-backed securities                  $39,244              $332            $  43           $39,533
                                                            ======               ===             ====            ======

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost and estimated fair value of mortgage-backed securities at December 31, 1998 and 1997, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                            1998                        1997
                                                                               Estimated                      Estimated
                                                                Amortized           fair       Amortized           fair
                                                                     cost          value            cost          value
                                                                                    (In thousands)
    Available for sale:
      Due within one year                                        $  2,938       $  2,943        $  3,762       $  3,774
      Due after one to three years                                  6,509          6,520           8,326          8,352
      Due after three years to five years                           2,004          2,006           4,323          4,337
      Due after five years to ten years                             2,099          2,094           1,144          1,151
      Due after ten years to twenty years                           6,617          6,597           3,981          4,006
      Due after twenty years                                        5,080          5,045           4,181          4,207
                                                                   ------         ------          ------         ------
                                                                   25,247         25,205          25,717         25,827

    Held to maturity:
      Due within one year                                             927            929             209            212
      Due after one to three years                                  2,051          2,055             463            469
      Due after three years to five years                           2,345          2,349             530            536
      Due after five years to ten years                             7,435          7,448           1,682          1,703
      Due after ten years to twenty years                          14,490         14,512           5,620          5,692
      Due after twenty years                                        2,434          2,435           5,023          5,094
                                                                   ------         ------          ------         ------
                                                                   29,682         29,728          13,527         13,706
                                                                   ------         ------          ------         ------

         Total mortgage-backed securities                         $54,929        $54,933         $39,244        $39,533
                                                                   ======         ======          ======         ======

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996



NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio, including loans held for sale, is as follows at December 31:

                                                         1998             1997
                                                             (In thousands)
    Residential real estate
      One-to-four family residential                 $325,398         $341,636
      Multi-family residential                         23,803           26,125
      Construction                                     12,722            9,016
    Nonresidential real estate and land                49,172           50,613
    Nonresidential construction                         8,605            6,248
    Consumer and other                                  9,813            9,266
                                                     --------         --------
                                                      429,513          442,904

    Undisbursed portion of loans in process            (9,233)          (5,127)
    Unamortized yield adjustments                         859              733
    Allowance for loan losses                          (1,703)          (1,658)
                                                     --------         --------

                                                     $419,436         $436,852
                                                      =======          =======


    The Savings Bank's lending efforts have historically focused on residential and multi-family residential real estate loans, which comprised approximately $352.7 million, or 84%, of the total loan portfolio at December 31, 1998, and $371.7 million, or 85%, of the total portfolio at December 31, 1997. Generally, such loans have been underwritten on the basis of no more than an effective 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

    The Savings Bank has sold participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $27.1 million and $18.7 million at December 31, 1998 and 1997, respectively.

    A director of the Corporation is a broker and general manager of a local real estate agency. The agency received approximately $113,000 in real estate commissions during 1998 as a result of sales of real estate financed by the Savings Bank.

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses for the year ended December 31 is as follows:

                                                 1998         1997         1996
                                                         (In thousands)
    Beginning balance                          $1,658       $1,558      $   818
    Allowance for loan losses of Circle            -            -           640
    Provision for loan losses                     107          101          129
    Charge-offs of loans                          (62)          (1)         (29)
                                                -----        -----        -----

    Ending balance                             $1,703       $1,658       $1,558
                                                =====        =====        =====

    At December 31, 1998, the Savings Bank's allowance for loan losses was solely general in nature, which is includible as a component of regulatory risk-based capital.

    At December 31, 1998, 1997 and 1996, the Savings Bank had loans of $1.8 million, $1.0 million and $1.1 million, respectively, which had been placed on nonaccrual status due to concerns as to borrowers' ability to pay.
    Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $57,000, $25,000 and $59,000 for the years ended December 31, 1998, 1997 and 1996, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment is comprised of the following at December 31:

                                                                1998           1997
                                                                   (In thousands)
    Land                                                     $ 1,786        $ 1,790
    Buildings and improvements                                 6,174          6,269
    Furniture and equipment                                    3,994          3,501
    Automobiles                                                   14             14
                                                              ------         ------
                                                              11,968         11,574
    Less accumulated depreciation and amortization             4,782          4,112
                                                              ------         ------

                                                             $ 7,186        $ 7,462
                                                              ======         ======


                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at December 31:

    Deposit type and weighted average
    interest rate                                                    1998             1997
                                                                          (In thousands)
    NOW accounts
      December 31, 1998 - 0.86%                                  $ 32,634
      December 31, 1997 - 1.44%                                                   $ 25,296
    Passbook and club accounts
      December 31, 1998 - 1.81%                                    36,526
      December 31, 1997 - 1.79%                                                     40,374
    Money market deposit accounts
      December 31, 1998 - 2.71%                                    25,324
      December 31, 1997 - 3.32%                                                     25,730
                                                                  -------          -------

         Total demand, transaction and passbook deposits           94,484           91,400

    Certificates of deposit
     Original maturities of:
        Less than 12 months
          December 31, 1998 - 5.00%                                87,126
          December 31, 1997 - 5.59%                                                 91,221
        12 months to 18 months
          December 31, 1998 - 5.50%                               170,082
          December 31, 1997 - 5.87%                                                151,965
        18 months to 36 months
          December 31, 1998 - 5.62%                                31,182
          December 31, 1997 - 5.94 %                                                60,819
        36 months to 48 months
          December 31, 1998 - 5.63%                                 6,274
          December 31, 1997 - 5.91%                                                  8,862
        More than 48 months
          December 31, 1998 - 6.48%                                22,974
          December 31, 1997 - 6.57%                                                 27,757
                                                                  -------          -------

         Total certificates of deposit                            317,638          340,624
                                                                  -------          -------

         Total deposits                                          $412,122         $432,024
                                                                  =======          =======

    At December 31, 1998 and 1997, the Savings Bank had certificate of deposit accounts with balances of $100,000 or greater totaling $44.2 million and $44.1 million, respectively.

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996



NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the years ended December 31 is summarized as follows:

                                                           1998            1997           1996
                                                                     (In thousands)
    Passbook and money market deposit accounts         $  1,457        $  1,655      $     931
    NOW accounts                                            270             322            280
    Certificates of deposit                              18,574          18,946         10,343
                                                         ------          ------         ------

                                                        $20,301         $20,923        $11,554
                                                         ======          ======         ======


    Maturities of outstanding certificates of deposit at December 31 are summarized as follows:

                                                        1998              1997
                                                             (In thousands)
    Less than one year                              $254,261          $251,254
    One to two years                                  53,935            70,680
    Two to three years                                 5,944            12,937
    Over three years                                   3,498             5,753
                                                   ---------         ---------

                                                    $317,638          $340,624
                                                     =======           =======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at December 31, 1998 by pledges of certain residential mortgage loans totaling $52.2 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                                                             December 31,
                                                     1998                1997
                                                       (Dollars in thousands)
    Due within one year                          $  7,262             $10,495
    Due after one to three years                   20,889              14,946
    Due after three to five years                   2,241               3,647
    Due after five to ten years                     2,290               3,041
    Due after ten to twenty years                   2,053               2,104
                                                  -------             -------

                                                  $34,735             $34,233
                                                   ======              ======

    Weighted-average interest rate                   6.02%               6.21%
                                                     ====                ====


                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE H - LOAN TO EMPLOYEE STOCK OWNERSHIP PLAN

    As discussed previously in Note A-10, the Savings Bank established an Employee Stock Ownership Plan (the "ESOP") which initially acquired 135,000 shares of common stock of the Savings Bank in the initial common stock offering in 1992. In order to fund the acquisition of stock, the ESOP borrowed $400,000 from an independent third-party lender, payable over a seven year period. During 1995, the ESOP borrowed an additional $146,000 from an independent third-party lender, payable over a seven year period, to acquire approximately 21,950 shares of common stock. During 1996, in connection with the Corporation's common stock offering, the ESOP acquired 182,248 shares through funding from the Corporation, payable over a fifteen year period. Additionally, the $146,000 ESOP loan was repaid by a loan from the Corporation. At December 31, 1998, the ESOP held 327,575 shares of the Corporation's common stock, with approximately 160,681 shares allocated to participants as of that date.


NOTE I - FEDERAL INCOME TAXES

    The provision for federal income taxes differs from that computed at the statutory corporate tax rate for the years ended December 31 as follows:

                                                                   1998            1997          1996
                                                                             (In thousands)
    Federal income taxes computed at the statutory rate          $2,418          $2,562          $843
    Increase (decrease) in taxes resulting from:
      Amortization of goodwill                                      123             123            26
      Other                                                          16             (27)            3
                                                                -------         -------         -----

    Federal income tax provision per consolidated
      financial statements                                       $2,557          $2,658          $872
                                                                  =====           =====           ===

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE I - FEDERAL INCOME TAXES (continued)

    The composition of the Corporation's net deferred tax liability at December 31 is as follows:

    Taxes (payable) refundable on temporary                                                1998           1997
    differences at statutory rate:                                                            (In thousands)
    Deferred tax assets:
      Deferred loan origination fees                                                   $     87        $   136
      Retirement expense                                                                    183            195
      General loan loss allowance                                                           579            561
      Purchase price adjustments from Circle acquisition                                     43            116
      Unrealized losses on securities designated as available for sale                       13             -
      Other                                                                                 157            167
                                                                                         ------         ------
         Total deferred tax assets                                                        1,062          1,175

    Deferred tax liabilities:
      Federal Home Loan Bank stock dividends                                               (734)          (630)
      Percentage of earnings bad debt deduction                                            (757)          (908)
      Unrealized gains on securities designated as available for sale                        -             (60)
      Book versus tax depreciation                                                         (236)          (126)
      Mortgage servicing rights                                                             (83)            -
      Purchase price adjustments from Circle acquisition                                    (51)           (60)
                                                                                          -----          -----
         Total deferred tax liabilities                                                  (1,861)        (1,784)
                                                                                          -----          -----

         Net deferred tax liability                                                      $ (799)        $ (609)
                                                                                          =====          =====

    The Savings Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This percentage of earnings bad debt deduction had accumulated to approximately $14.2 million as of December 31, 1998. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $3.9 million at December 31, 1998. See Note L for additional information regarding future percentage of earnings bad debt deductions.


NOTE J - COMMITMENTS

    The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE J - COMMITMENTS (continued)

    The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At December 31, 1998, the Savings Bank had total outstanding commitments of approximately $12.1 million to originate residential one- to four-family and multi-family real estate loans on the basis of an 80% loan to value ratio, of which $4.3 million was comprised of adjustable rate loans at rates ranging from 6.125% to 7.75%, and $7.8 million was comprised of fixed rate loans at rates ranging from 6.25% to 8.25%. The Savings Bank also had outstanding commitments of approximately $1.9 million to originate nonresidential real estate loans. Additionally, the Savings Bank had unused lines of credit under home equity loans of approximately $4.7 million and unused lines of credit under multi-family, nonresidential real estate loans and commercial loans of $7.2 million. The Savings Bank also has outstanding commitments of $196,000 to purchase and $1.1 million to sell non-residential real estate loans as of December 31, 1998. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 1998, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all commitments are able to be funded through cash flow from operations and excess liquidity. Fees received in connection with loan commitments have not been recognized in earnings.

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


NOTE K - REGULATORY CAPITAL

    The Savings Bank is subject to minimum capital requirements promulgated by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE K - REGULATORY CAPITAL (continued)

    regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Savings Bank's excess regulatory capital position as a result of this proposed change to the regulatory capital requirement. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

    As of December 31, 1998 and 1997, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

    1998:                                                                                        To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)
    Tangible capital                    $58,548    11.4%        =>$ 7,693    =>1.5%         =>$25,643     => 5.0%

    Core capital                        $58,548    11.4%        =>$15,386    =>3.0%         =>$30,771     => 6.0%

    Risk-based capital                  $60,251    21.5%        =>$22,402    =>8.0%         =>$28,003     =>10.0%


    1997:                                                                                        To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)
    Tangible capital                    $53,194    10.1%        =>$ 7,887    =>1.5%         =>$26,289     => 5.0%

    Core capital                        $53,194    10.1%        =>$15,773    =>3.0%         =>$31,547     => 6.0%

    Risk-based capital                  $54,844    19.3%        =>$22,701    =>8.0%         =>$28,376     =>10.0%



    At December 31, 1998, the Savings Bank met all regulatory requirements for classification as a "well-capitalized" institution. A "well-capitalized" institution must have risk-based capital of 10.0%, and core capital of 6.0%. The Savings Bank's capital exceeded the minimum required amounts for classification as a "well-capitalized" institution by $32.2 million and $27.8 million, respectively.

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE K - REGULATORY CAPITAL (continued)

    Regulations of the Office of Thrift Supervision ("OTS") impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in an amount not to exceed the greater of (i) up to 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital to assets ratio exceeded its fully phased-in capital to assets ratio at the beginning of the year, or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Savings Bank had the ability to pay dividends of approximately $22.2 million to the Corporation at December 31, 1998.


NOTE L - LEGISLATIVE MATTERS

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

    A component of the recapitalization plan provided for the merger of the SAIF and BIF on January 1, 2000, assuming the elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. This legislation would require the Savings Bank to be regulated as a bank under federal laws which would subject it to the more restrictive activity limits imposed on national banks. In the opinion of management, such restrictions would not materially affect the Corporation's operations. Under separate legislation, the Savings Bank is required to recapture approximately $2.7 million of its bad debt reserve as taxable income, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its reserve in the future. The Savings Bank has provided deferred taxes for this amount and will amortize the recapture of its bad debt reserve over six years commencing in 1998.

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE M - STOCK OPTION PLANS

    In connection with Fidelity's Reorganization to mutual holding company form, the Savings Bank had adopted the 1992 Stock Option Plan that provided for the issuance of 168,750 shares of authorized, but unissued shares of common stock. All of the shares provided for under that Plan have been granted.

    In April 1997, the Corporation adopted the 1997 Stock Option Plan that provides for the issuance of 227,810 shares of common stock. Options to purchase 4,000 and 171,500 shares were granted during 1998 and 1997, respectively, at an exercise price equal to the fair value at the date of grant.

    In 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                         1998              1997           1996
    Net earnings (In thousands)           As reported                  $4,556            $4,876         $1,608
                                                                        =====             =====          =====

                                            Pro-forma                  $4,551            $4,826         $1,608
                                                                        =====             =====          =====

    Earnings per share
      Basic                               As reported                    $.84              $.90           $.38
                                                                          ===               ===            ===

                                            Pro-forma                    $.84              $.89           $.38
                                                                          ===               ===            ===

      Diluted                             As reported                    $.83              $.89           $.38
                                                                          ===               ===            ===

                                            Pro-forma                    $.83              $.88           $.38
                                                                          ===               ===            ===

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE M - STOCK OPTION PLANS (continued)

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1998 and 1997: dividend yield of 4.0%, expected volatility of 20.0%, a risk-free interest rate of 5.5% and expected lives of ten years.

    A summary of the status of the Corporation's stock option plans as of December 31, 1998, 1997 and 1996, and changes during the periods ending on those dates is presented below:

                                                     1998                          1997                       1996
                                                         Weighted-                    Weighted-                 Weighted-
                                                           average                      average                   average
                                                          exercise                     exercise                  exercise
                                               Shares        price          Shares        price       Shares        price
    Outstanding at beginning of year          213,349       $10.86          54,265      $  4.41       61,015        $4.46
    Granted                                     4,000        15.50         171,500        13.00           -            -
    Adjustment for return of capital
      distribution                                 -            -            8,334         (.44)          -            -
    Exercised                                 (20,442)        9.50         (14,350)        5.21       (6,750)        4.81
    Forfeited                                  (8,742)       12.49          (6,400)       13.00           -            -
                                            ---------        -----       ---------        -----      -------         ----

    Outstanding at end of year                188,165       $11.03         213,349       $10.86       54,265        $4.41
                                              =======        =====         =======        =====       ======         ====

    Options exercisable at year-end            91,617                       77,314                    54,265
                                             ========                       ======                    ======
    Weighted-average fair value of
      options granted during the year                      $  3.14                      $  2.63                       N/A
                                                            ======                       ======                       ===

    The following information applies to options outstanding at December 31, 1998:

    Number outstanding                                                  188,165
    Range of exercise prices                                     $2.84 - $15.50
    Weighted-average exercise price                                      $11.03
    Weighted-average remaining contractual life                      8.01 years


                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIDELITY FINANCIAL OF OHIO, INC.

    The following condensed financial statements summarize the financial position of Fidelity Financial of Ohio, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the periods then ended.

                        Fidelity Financial of Ohio, Inc.
                        STATEMENTS OF FINANCIAL CONDITION
                                  December 31,
                                 (In thousands)
    ASSETS                                                             1998           1997
    Cash and due from banks                                         $   285        $   198
    Investment securities available for sale - at market                 -           1,112
    Loan receivable from ESOP                                         1,755          1,785
    Investment in subsidiary                                         65,505         61,463
    Prepaid expenses and other                                          551            151
                                                                     ------         ------

          Total assets                                              $68,096        $64,709
                                                                     ======         ======

    LIABILITIES AND STOCKHOLDERS' EQUITY

    Other liabilities                                               $   478        $   435

    Stockholders' equity
      Common stock and additional paid-in capital                    42,385         42,107
      Retained earnings                                              27,126         24,147
      Less shares acquired by Management Recognition Plan              (234)          (292)
      Less shares held in treasury                                       -             (20)
      Shares acquired by ESOP                                        (1,633)        (1,785)
      Unrealized gains (losses) on securities designated as
        available for sale, net                                         (26)           117
                                                                     ------         ------
          Total stockholders' equity                                 67,618         64,274
                                                                     ------         ------

          Total liabilities and stockholders' equity                $68,096        $64,709
                                                                     ======         ======

                        Fidelity Financial of Ohio, Inc.
                             STATEMENTS OF EARNINGS
                        For the period ended December 31,
                                 (In thousands)
                                                           1998           1997           1996
    Income
      Interest income                                   $   153        $   462        $   524
      Gain on sale of investment securities                  62             -              -
      Equity in earnings of subsidiary                    4,650          4,818          1,208
                                                          -----          -----          -----
         Total revenue                                    4,865          5,280          1,732

    General and administrative expenses                     358            390            421
                                                          -----          -----          -----

         Earnings before income taxes (credits)           4,507          4,890          1,311

    Federal income taxes (credits)                          (49)            14             35
                                                          -----          -----          -----

         NET EARNINGS                                    $4,556         $4,876         $1,276
                                                          =====          =====          =====


                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE N - CONDENSED FINANCIAL STATEMENTS OF FIDELITY FINANCIAL OF
               OHIO, INC. (continued)

                        Fidelity Financial of Ohio, Inc.
                            STATEMENTS OF CASH FLOWS
                        For the period ended December 31,
                                 (In thousands)

                                                                                    1998            1997           1996
    Cash provided by (used in) operating activities:
      Net earnings for the period                                                 $4,556          $4,876        $ 1,276
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities
        Undistributed earnings of consolidated subsidiary                         (3,922)         (4,818)        (1,208)
        Increase (decrease) in cash due to changes in:
          (Gain) loss on sale of investment securities                               (62)              8             -
          Prepaid expenses and other assets                                         (400)             95           (250)
          Other liabilities                                                           51            (283)           709
                                                                                   -----           -----         ------
          Net cash provided by (used in) operating activities                        223            (122)           527

    Cash flows provided by (used in) investing activities:
      Proceeds from repayment of loan to ESOP                                        100              93             10
      Proceeds from sale of investment securities                                  1,146           9,982          3,000
      Purchase of investment securities                                               -           (8,000)        (6,080)
      Issuance of loan to ESOP                                                        -               -          (1,948)
      Acquisition of Circle Financial Corporation common stock - net                  -               -          (5,359)
      Effect of corporate reorganization                                              -               -          (3,914)
                                                                                   -----           -----         ------
          Net cash provided by (used in) investing activities                      1,246           2,075        (14,291)

    Cash flows provided by (used in) financing activities:
      Proceeds from issuance of common stock                                          -               -          20,434
      Payment of dividends on common stock                                        (1,577)         (7,040)          (931)
      Purchase of treasury stock                                                      -             (229)            -
      Purchase of stock for management recognition plan                               -             (292)            -
      Proceeds from exercise of stock options                                        195              67             -
                                                                                   -----           -----         ------
          Net cash provided by (used in) financing activities                     (1,382)         (7,494)        19,503
                                                                                   -----           -----         ------

    Net increase (decrease) in cash and cash equivalents                              87          (5,541)         5,739

    Cash and cash equivalents at beginning of period                                 198           5,739             -
                                                                                   -----           -----         ------

    Cash and cash equivalents at end of period                                    $  285          $  198        $ 5,739
                                                                                   =====           =====         ======

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE O - BUSINESS COMBINATION

    On September 28, 1998, the Corporation's Board of Directors approved a business combination whereby Glenway Financial Corporation ("Glenway") would merge with and into Fidelity Financial of Ohio, Inc. The merger was completed on March 19, 1999. The business combination was accounted for as a pooling-of-interests and, accordingly, the assets, liabilities and capital of the respective combining companies were added together at historic carrying value. Unaudited pro-forma condensed, combined financial information of the Corporation and Glenway as of and for the year ended December 31, 1998, is as follows:

                                       Fidelity                                   Pro-forma
                                      Financial               Glenway              combined
                                                           (unaudited)           (unaudited)
                                                (In thousands, except share data)
    Total assets                       $519,219              $295,467              $814,686
                                        =======               =======               =======

    Total liabilities                  $451,601              $264,785              $716,386
                                        =======               =======               =======

    Stockholders' equity               $ 67,618              $ 30,682              $ 98,300
                                        =======               =======               =======

    Total revenue                      $ 39,119              $ 23,543              $ 62,662
    Total expense                        34,563                20,624                55,187
                                        -------               -------               -------

    Net earnings                       $  4,556              $  2,919              $  7,475
                                        =======               =======               =======

    Basic earnings per share               $.84                 $1.28                  $.84
                                            ===                  ====                   ===

                        Fidelity Financial of Ohio, Inc.

                        December 31, 1998, 1997 and 1996


NOTE P - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the Corporation's quarterly results for the years ended December 31, 1998 and 1997.

                                                                        Three Months Ended
                                                     March 31,     June 30,     September 30,     December 31,
    1998:                                                      (In thousands, except per share data)
    Total interest income                               $9,567       $9,527            $9,427           $9,124
    Total interest expense                               5,842        5,740             5,683            5,430
                                                         -----        -----             -----            -----

    Net interest income                                  3,725        3,787             3,744            3,694
    Provision for losses on loans                           20           27                30               30
    Other income                                           505          306               355              308
    General, administrative and other expense            2,330        2,279             2,343            2,252
                                                         -----        -----             -----            -----

    Earnings before income taxes                         1,880        1,787             1,726            1,720
    Federal income taxes                                   677          653               611              616
                                                         -----        -----             -----            -----

    Net earnings                                        $1,203       $1,134            $1,115           $1,104
                                                         =====        =====             =====            =====

    Earnings per share:
      Basic                                               $.22         $.21             $.21              $.20
                                                           ===          ===              ===               ===

      Diluted                                             $.22         $.21             $.20              $.20
                                                           ===          ===              ===               ===

                                                                        Three Months Ended
                                                     March 31,     June 30,     September 30,     December 31,
    1997:                                                     (In thousands, except per share data)
    Total interest income                               $9,286       $9,510            $9,652           $9,703
    Total interest expense                               5,365        5,577             5,765            5,855
                                                         -----        -----             -----            -----

    Net interest income                                  3,921        3,933             3,887            3,848
    Provision for losses on loans                           25           25                25               26
    Other income                                           367          286               327              435
    General, administrative and other expense            2,384        2,285             2,340            2,360
                                                         -----        -----             -----            -----

    Earnings before income taxes                         1,879        1,909             1,849            1,897
    Federal income taxes                                   671          688               633              666
                                                         -----        -----             -----            -----

    Net earnings                                        $1,208       $1,221            $1,216           $1,231
                                                         =====        =====             =====            =====

    Earnings per share:
      Basic                                               $.22         $.23             $.22              $.23
                                                           ===          ===              ===               ===

      Diluted                                             $.22         $.22             $.22              $.23
                                                           ===          ===              ===               ===


                                        DIRECTORS
JOHN R. REUSING               Chairman of the Board of Fidelity Financial of
                              Ohio, Inc. and President of Centennial Bank.

ROBERT R. SUDBROOK            President and Chief Executive Officer of Fidelity
                              Financial of Ohio, Inc. and Chairman of the Board
                              and Chief Executive Officer of Centennial Bank.

DANIEL W. GEEDING             Professor of Management and the Director of the
                              Center for International Business at Xavier
                              University.

JOSEPH D. HUGHES              Executive Vice President and Chief Lending Officer
                              of Fidelity Financial of Ohio, Inc. and Centennial
                              Bank.

MICHAEL W. JORDAN             Executive Vice President of Jordan Realtors,
                              Cincinnati, Ohio.

KENNETH C. LICHTENDAHL        President of Hudepohl-Schoenling Brewing Company.

DAVID A. LUECKE               President and Chief Executive Officer of Riemeier
                              Lumber Company, Cincinnati, Ohio.

CONSTANTINE N. PAPADAKIS      President of Drexel University, Philadelphia,
                              Pennsylvania.

EDGAR A. RUST                 Retired President and Chief Executive Officer of
                              Glenway Financial Corporation.

THOMAS N. SPAETH              Chief Financial Officer, Champion Window
                              Manufacturing & Supply, Inc.

JOHN L. TORBECK               President of Torbeck Homes, Inc.

ROBERT W. ZUMBIEL             President of C.W. Zumbiel Company, Norwood, Ohio.

                                       OFFICERS
ROBERT R. SUDBROOK            President and Chief Executive Officer of Fidelity
                              Financial of Ohio, Inc. and Chairman of the Board
                              and Chief Executive Officer of Centennial Bank.

JOHN R. REUSING               Chairman of the Board of Fidelity Financial of
                              Ohio, Inc. and President of Centennial Bank.

JOSEPH D. HUGHES              Executive Vice President and Chief Lending Officer
                              of Fidelity Financial of Ohio, Inc. and Centennial
                              Bank.

GREGORY P. NIESEN             Senior Vice President and Treasurer of Fidelity
                              Financial of Ohio, Inc. and Centennial Bank.

THOMAS N. SCHILLER            Executive Vice President Commercial Banking of
                              Fidelity Financial of Ohio, Inc. and Centennial
                              Bank.

ELAINE M. SCHMIDT             Senior Vice President and Chief Operations Officer
                              of Fidelity Financial of Ohio, Inc. and Centennial
                              Bank.

PAUL D. STAUBACH              Senior Vice President and Chief Financial Officer
                              of Fidelity Financial of Ohio, Inc. and Centennial
                              Bank.

                                        LOCATIONS
Main Office/Glencrossing       5535 Glenway Avenue                     922-5959
Anderson                       7944 Beechmont Avenue                   474-1141
Blue Ash                       4144 Hunt Road                          793-5196
Cheviot                        3916 Harrison Avenue                    661-5997
Delhi                          5030 Delhi Pike                         451-5353
Delhi/Rapid Run                5681 Rapid Run (at Neeb)                451-7575
Hartwell                       8434 Vine Street                        821-8880
Loveland                       10640 Loveland-Madeira Road             683-1124
Madeira                        7136 Miami Avenue                       272-4200
Northgate                      9090 Colerain Avenue                    385-8148
Norwood                        4555 Montgomery Road                    351-6666
Price Hill                     4221 Glenway Avenue                     921-5505
Ross                           3777 Hamilton Cleves Road               738-1111
Sharonville                    11100 Reading Road                      733-9300
Tri County                     11700 Princeton Road                    671-0866

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Fidelity Financial of Ohio, Inc.
5535 Glenway Avenue
Cincinnati, Ohio  45238
(513) 922-5959


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


ANNUAL MEETING
May 18, 1999, 2:00 P.M.
Quality Hotel Central
4747 Montgomery Road
Cincinnati, Ohio  45212



FORM 10-K
Fidelity Financial of Ohio, Inc. is required to file an Annual Report on Form 10-K, for its year ended December 31, 1998. Copies of this Annual Report and Quarterly Reports on Form 10-Q may be obtained without charge by contacting:

Paul D. Staubach
Senior Vice President
Chief Financial Officer
Fidelity Financial of Ohio, Inc.
5535 Glenway Avenue
Cincinnati, Ohio  45238


MARKET MAKERS
Ernst & Company
Friedman, Billings, Ramsey & Co., Inc.
S. J. Wolfe and Company, as a subsidiary of McDonald & Co. Securities
Herzog, Heine, Geduld, Inc.
Knight Securities, Inc.
Sandler, O'Neill & Partners, LP
Stifel, Nicholas & Company, Inc.
Trident Securities Inc.